Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Certificates of Author

NI43-101 Technical Report:

Updated Mineral Resource and Reserve Estimates for the

Guanaceví Project, Durango State, Mexico.

Report Date:  December 14, 2022

Effective Date:  November 5, 2022

Prepared by:

1130 - 609 Granville Street

Vancouver, B.C., Canada, V7Y 1G5

7114 W. Jefferson Avenue Suite 313

Lakewood, Colorado, U.S.A., 80235

Endorsed by QP(s):

Dale Mah, P.Geo.

Donald P. Gray, P.E., SME-RM.

Richard A. Schwering, P.G., SME-RM.

i

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Certificates of Author

Certificate of Qualified Persons

Dale Mah, P.Geo.

Endeavour Silver Corp.

609 Granville St, Suite 1130

Vancouver, British Columbia, Canada, V7Y 1G5

Tel: (604) 685-9775

I, Dale Mah, P, Geo., am currently employed as Vice President, Corporate Development with Endeavour Silver Corp. ("Endeavour Silver"), which has its head offices at #1130, 609 Granville Street, Vancouver, BC V7Y 1G5 Canada.

1. This certificate applies to the technical report titled "NI43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico", that has an effective date of November 5, 2022 (the "technical report").

2. I am a member of the Engineers & Geoscientists, British Columbia. I graduated from the University of Alberta with a Bachelor of Science (Specialization) degree in Geology in 1996.

3. I have practiced my profession for over 25 years since graduation. In this time I have been directly involved in generating and managing exploration activities, and in the collection, supervision and review of geological, mineralization, exploration and drilling data; geological models; sampling, sample preparation, assaying and other resource-estimation related analyses; assessment of quality assurance-quality control data and databases; supervision of mineral resource and reserve estimates; project valuation and cash flow modeling.

4. As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

5. I visited the Guanaceví Project most recently on September 19, 2022 and October 26, 2018 prior to that.

6. I am responsible for Sections 1.1 to 1.4, 1.8, 2.0 to 11.0; 19; 21 to 24; 25.3; 26.1 and 27 of the technical report.

7. I am not independent of Endeavour Silver as independence is described by Section 1.5 of NI 43-101.

8. I have been involved with the Guanaceví Project since my employment commenced with Endeavour Silver in June 2016.

9. I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

10. As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 14th day of December, 2022.

"Signed and sealed" Dale Mah, P.Geo.

Signature of Qualified Person

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Certificates of Author

Certificate of Qualified Person

I, Donald P. Gray, do hereby certify that:

1. I am currently employed as Chief Operating Officer with Endeavour Silver Corp. ("Endeavour Silver") with an office at 609 Granville St, Suite1130 Vancouver, British Columbia, Canada, V7Y 1G5.

2. This certificate applies to the technical report titled "NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico", with an effective date of November 5, 2022 (the "technical report").

3. I am a Registered Member (No. 1217250) in good standing of The Society for Mining, Metallurgy and Exploration, Inc. (SME).

4. I graduated with a BS in Mining Engineering from University of Idaho in 1980, and with an MS in Civil Engineering of Massachusetts Institute of Technology in 1987. I have been involved in mining operations and projects including technical aspects of resource estimation, mine planning, process design as well as economic analysis since1980.

5. I have been involved in mining operations in respect of gold and silver projects similar to the Guanaceví Project, including technical aspects of mineral resource and reserve estimation, mine planning, process design as well as economic analysis since 1980.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I visited the Guanaceví project site on May 17 and 18, 2022; September 15 and 16, 2022; and November 4, 2022.

8. I am responsible for Sections 1.5, 1.7; 1.8; 13; 15; 16; 17; 18; 19; 20; 21; 22; 23; 24; 25.2; 25.3; 26.1 and 27 of the technical report.

9. I am not independent of Endeavour Silver as independence is described by Section 1.5 of NI 43-101.

10. I have been involved with the Guanaceví project since my employment commenced with Endeavour Silver in September 2020.

11. I have read NI 43-101, and the technical report has been prepared in compliance with NI 43-101 and Form 43-101F1.

12. As of the effective date of the technical report, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 14th day of December, 2022

"signed and sealed" Donald P. Gray
Signature of QP Donald P. Gray

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Certificates of Author

Certificates of Qualified Persons

I, Richard A. Schwering, P.G., SME-RM, do hereby certify that:

1. I am currently employed as Principal Resource Geologist by:

Hard Rock Consulting, LLC

7114 W. Jefferson Ave., Ste. 313

Lakewood, Colorado 80235 U.S.A.

2. This certificate applies to the technical report titled "NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico", that has an effective date of November 5, 2022 (the "Technical Report") prepared for Endeavour Silver Corp. ("Endeavour Silver").

3. I am a graduate of the University of Colorado, Boulder with a Bachelor of Arts in Geology, in 2009 and have practiced my profession continuously since 2013.

4. I am a Registered member of the Society of Mining and Metallurgy and Exploration (No. 4223152RM) and a Licensed Professional Geologist in the State of Wyoming (PG-4086).

5. I have worked as a Geologist for 13 years and as a Resource Geologist for a total of 8 years since my graduation from university; as an employee of a junior exploration company, as an independent consultant, and as an employee of various consulting firms with experience in structurally controlled precious and base metal deposits.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the preparation of this Technical Report and I take specific responsibility for Sections 1.6, 1.8, 12, 14, 25.1, 25.3 and 26.2.

8. I personally inspected the Guanaceví Project on July 4th and 5th, 2022 and was previously involved in preparation of the technical report titled "National Instrument 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico", with an effective date of December 31, 2015.

9. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the Technical Report not misleading.

10. I am independent of Endeavour Silver as independence is described in section 1.5 of NI 43-101.

11. I have read NI 43-101 and Form 43-101F1, and this Technical Report has been prepared in accordance with that instrument and form.

Dated this 14th day of December, 2022

"Signed and sealed" Richard A. Schwering

Signature of Qualified Person

Richard A. Schwering; SME-RM

Printed name of Qualified Person

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Table of Contents

Table of Contents

1. EXECUTIVE SUMMARY	1
1.1 Introduction	1
1.2 Property Description and Ownership	1
1.3 Geology and Mineralization	1
1.4 Status of Exploration	2
1.5 Development and Operations	2
1.6 Mineral Resource Estimate	2
1.7 Mineral Reserve Estimate	5
1.8 Conclusions and Recommendations	7
2. INTRODUCTION	9
2.1 Issuer and Terms of Reference	9
2.2 Sources of Information	9
2.3 Qualified Persons and Personal Inspection	10
2.4 Units of Measure	11
3. RELIANCE ON OTHER EXPERTS	12
4. PROPERTY DESCRIPTION AND LOCATION	13
4.1 Project Location	13
4.2 Mineral Tenure, Agreements and Encumbrances	16
4.3 Permits and Environmental Liabilities	17
5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	18
5.1 Access and Climate	18
5.2 Local Resources and Infrastructure	18
5.3 Physiography	19
5.4 Surface Rights	19
6. HISTORY	20
6.1 Historical Exploration	20
6.2 Historical Production	20
6.2.1 Mining	20
6.2.2 Production	21
7. GEOLOGICAL SETTING AND MINERALIZATION	23
7.1 Regional Geology	23
7.1.1 Guanaceví Formation	23
7.1.2 Lower Volcanic Sequence	24
7.1.3 Upper Volcanic Sequence	24
7.1.4 Structural Setting	26
7.2 Project Geology	27
7.2.1 Local Structure	28
7.2.2 Alteration	28
7.3 Mineralization	28
7.3.1 Santa Cruz Vein	29

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Table of Contents

8. DEPOSIT TYPES	30
9. EXPLORATION	32
9.1 EDR Exploration Prior to 2022	32
9.2 2021 Exploration Activities	33
9.2.1 Sampling Method and Approach	33
9.2.2 2021 Local Field Exploration	33
10. DRILLING	34
10.1 Drilling Procedures	34
10.2 EDR Core Logging Procedures	35
10.3 EDR Drilling Programs and Results	35
10.4 EDR Drilling Programs and Results (2021)	36
10.4.1 El Curso	37
10.4.2 Santa Cruz Sur	43
11. SAMPLE PREPARATION, ANALYSES AND SECURITY	46
11.1 Methods	46
11.1.1 Underground Sampling	46
11.1.2 Exploration Sampling	47
11.2 Sample Preparation and Analysis	47
11.2.1 Underground Channel Samples	47
11.2.2 Exploration Drilling	48
11.3 Quality Control / Quality Assurance (QA/QC) program	49
11.3.1 Underground Channel Sample QA/QC	50
11.3.2 Summary of the 2017 to 2020 Surface and Underground Exploration Programs	56
11.3.3 Underground Exploration (2021)	59
11.4 Adequacy of Data	72
12. DATA VERIFICATION	73
12.1 Site Investigation	73
12.2 Database Audit	74
12.3 Mechanical Audit	75
12.4 Manual Audit	75
12.5 Adequacy of Data	75
13. MINERAL PROCESSING AND METALLURGICAL TESTING	76
13.1 Metallurgical Testing	76
13.1.1 Mineralogy	76
13.1.2 Flotation	77
13.1.3 Hot cyanide leach	77
13.1.4 Leach tests of exploration samples (Milache)	77
13.2 Process Plant	78
13.3 Comments on Section 13	78
14. MINERAL RESOURCE ESTIMATES	79
14.1 Methodology	79
14.2 Vertical Longitudinal Projection	80

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Table of Contents

14.2.1 Composite Calculations	82
14.2.2 Area and Volume Calculations	82
14.2.3 Validation	82
14.2.4 Density	83
14.2.5 VLP Mineral Resource Classification	83
14.3 3D Block Model Method	83
14.3.1 Geologic Model	83
14.3.2 Block Model	87
14.3.3 Compositing	90
14.3.4 Capping	90
14.3.5 Variography	92
14.3.6 Estimation Parameters	97
14.3.7 Model Validation	97
14.3.8 Mineral Resource Classification	106
14.3.9 Depletion	107
14.3.10 Density	108
14.4 Guanaceví Mineral Resource Statement	109
14.4.1 Guanaceví Mineral Resource Statement	110
14.4.2 VLP Mineral Resource Estimate	112
14.4.3 3D Block Model Mineral Resource Estimate	114
15. MINERAL RESERVE ESTIMATES	117
15.1 CALCULATION PARAMETERS	117
15.1.1 Dilution and Mining Recovery	117
15.1.2 Cutoff Grade	118
15.1.3 Reconciliation of Mineral Reserves to Production	119
15.2 Reserve Classification	123
15.3 Factors that may affect the Reserve Calculation	124
16. MINING METHODS	125
16.1 Mining Operations	125
16.2 Geotechnical Factors	125
16.3 Mining Method	126
16.4 Mine Production	127
17. RECOVERY METHODS	128
17.1 Production	128
17.2 Mineral Processing	128
18. PROJECT INFRASTRUCTURE	133
18.1 Mine Pumping, Ventilation and Electrical	133
18.2 Tailings Storage Facility	135
19. MARKET STUDIES AND CONTRACTS	139
20. ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	142
20.1 Environmental Sustainability	142
20.2 Closure Plan	142

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Table of Contents

20.3 Permitting	144
20.4 Social and Community Impact	147
21. CAPITAL AND OPERATING COSTS	150
21.1 Capital Costs	150
21.2 Operating Costs	150
22. ECONOMIC ANALYSIS	151
23. ADJACENT PROPERTIES	152
24. OTHER RELEVANT DATA AND INFORMATION	153
25. INTERPRETATION AND CONCLUSIONS	154
25.1 May 31, 2022 Mineral Resource Estimate	154
25.2 May 31, 2022 Mineral Reserve Estimate	155
25.3 Conclusions	157
26. RECOMMENDATIONS	158
26.1 Exploration Program	158
26.2 Geology, Block Modeling, Mineral Resources and Reserves	158
27. REFERENCES	160

List of Figures

Figure 4-1 Project Location Map	13
Figure 4-2 Guanaceví Mines Project, Mineral Concessions Map	14
Figure 7-1 Regional Geology Map for the Guanaceví Mining District	25
Figure 7-2 Guanaceví Mines Project Geology Map	27
Figure 8-1 Alteration and Mineral Distributions within a Low Sulphidation Epithermal Vein System	31
Figure 10-1 Plan View of the Guanacevi properties, showing in blue circles the El Curso and Santa Cruz Sur drilling areas	36
Figures 10-2 & 10-3 Versa drill rig in station for drill holes UCM-50 and UCM-79	38
Figure 10-4 Schematic Cross Section 8,070N, El Curso	43
Figures 10-5 & 10-6 Versa drill rig in station for drill holes SCSU-04 and SCSU-14	44
Figure 10-7 Longitudinal Section (looking NE) showing intersection points on Santa Cruz vein in the Santa Cruz Sur area	45
Figure 10-8 Schematic Cross Section 2.5S, Santa Cruz Sur	46
Figure 11-1 Production Samples Blank Analysis for Silver	51
Figure 11-2 Production Samples Blank Analysis for Gold	52
Figure 11-3 Silver Pulp Duplicates	53
Figure 11-4 Gold Pulp Duplicates	53
Figure 11-5 Silver Reject Duplicates	54
Figure 11-6 Gold Reject Duplicates	54
Figure 11-7 Silver Field Duplicates	55
Figure 11-8 Gold Field Duplicates	55
Figure 11-9 Flow Sheet for Core Sampling, Sample Prep and Analysis	60
Figure 11-10 Control Chart for Gold Assay from the Blank Samples Inserted into the Sample Stream	61

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Table of Contents

Figure 11-11 Control Chart for Silver Assay from the Blank Samples Inserted into the Sample Stream	61
Figure 11-12 Graph of the Original versus Re-Assayed Gold Samples	62
Figure 11-13 Graph of the Original versus Re-Assayed Silver Samples	63
Figure 11-14 Graph of the Original versus Duplicate Sample for the Gold Assays from EDR's Guanaceví Drilling Program	64
Figure 11-15 Graph of the Original versus Duplicate Sample for the Silver Assays from EDR's Guanaceví Drilling Program	64
Figure 11-16 Control Chart for Gold Assays from the Standard Reference Sample EDR-48	67
Figure 11-17 Control Chart for Silver Assays from the Standard Reference Sample EDR-48	67
Figure 11-18 Control Chart for Gold Assays from the Standard Reference Sample EDR-52	67
Figure 11-19 Control Chart for Silver Assays from the Standard Reference Sample EDR-52	68
Figure 11-20 Control Chart for Gold Assays from the Standard Reference Sample EDR-54	68
Figure 11-21 Control Chart for Silver Assays from the Standard Reference Sample EDR-54	68
Figure 11-22 Graph of the Original versus Re-Assayed Gold Samples	70
Figure 11-23 Performance of SGS vs ALS Check Assays for Gold	71
Figure 11-24 Performance of SGS vs ALS Check Assays for Silver	71
Figure 11-25 Performance of ALS vs ACTLABS Check Assays for Gold	72
Figure 11-26 Performance of ALS vs ACTLABS Check Assays for Silver	72
Figure 15-1 Santa Cruz Sur Vein Resource and Reserve Section	121
Figure 16-1: Long Section Schematic showing AVOCA mining method utilised in Santa Cruz Sur and El Curso Mining areas.	127
Figure 17-1 View of Leach Tanks and CCD Circuits	128
Figure 18-1 Porvenir 4 Mine Portal	134
Figure 18-2: Guanacevi TSF progress from 2005 to 2021	136
Figure 18-3: Overview of the 2022 FTSF Extension	136
Figure 18-4: Aerial view of the Guanacevi FTSF showing extraction well location and other key components	137
Figure 18-5: Aerial Views of the Plant and Tailings Facilities showing all main features including Contact Water storage	138

List of Tables

Table 4-1 Guanaceví Mines Concessions Controlled by EDR	14
Table 4-2 Guanaceví Mines Concessions Controlled by EDR (Ocampo agreement)	15
Table 4-3 Summary of Endeavour Silver's Surface Access Rights	16
Table 4-4 Summary of Endeavour Silver's Royalties	17
Table 6-1 Summary of the Production for the Guanaceví Property (1991 to 2021)	22
Table 7-1 Generalized Stratigraphic Column in the Guanaceví Mining District	26
Table 10-1 Drilling Summary for Santa Cruz Vein Structure at Guanaceví Mines Project (as of December, 2020)	35
Table 10-2 2020 Drilling Summary, El Curso	37
Table 11-1 SGS Summary of Analysis Procedures	48
Table 11-2 ALS Summary of Analysis Procedures	49
Table 13-1 Silver and Gold Distribution in Ore and Leach Residue Samples	76
Table 13-2 Summary of Mineralogical Analysis of Ore and Leach Residue Samples	77
Table 13-3 Results of Bottle Roll Tests on Milache Ore Samples	77
Table 18-1 Standby Mine Generators	134

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Table of Contents

Table 19-1 Average Annual High and Low COMEX for Gold and Silver from 2000 to 2021 (prices expressed in US$/oz)	139
Table 19-2 Contracts Held by the Guanaceví Project	140
Table 21-1 Capital Costs for the Guanaceví Mine	150
Table 21-2 Operating Costs for the Guanaceví Mine	150
Table 25-1 Mineral Reserve Estimate, Effective Date May 31, 2022	156
Table 26-1 Guanaceví 2022 Exploration Budget	158

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	List of Acronyms

List of Acronyms

3D	Three Dimensional
AA	Atomic Absorption
AES	Atomic Emission Spectrometry
CAHECOMI	Campos Hernandez Contratistas Mineros, S.A. de C.V.
CCD	Counter-Current Decantation
CEMEFI	Mexican Center for Philanthropy
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CL	Control Limit
CMC	Compañia Minera del Cubo S.A. de C.V.
CV	Coefficient Variation
EDR	Endeavour Silver Corp.
ESR	Socially Responsible Company
FSE	Frankfurt Stock Exchange
g/t	Grams per Tonne
HDPE	High Density Polyethylene
HP	Horsepower
HRC	Hard Rock Consulting
ICP	Inductively Coupled Plasma
ID	Inverse Distance
LL	Lower Control Limit
LOM	Life of Mine
MG	Metalurgica Guanaceví
MSO	Mineable Shape Optimizer
NN	Nearest Neighbor
NYSE	New York Stock Exchange
OK	Ordinary Kriging
QA/QC	Quality Assurance/Quality Control
REE	Rare Earth Element
RQD	Rock Quality Designation
SRM	Standard Reference Material
TSF	Tailings Storage Facility
TSX	Toronto Stock Exchange
UL	Upper Control Limit
VLP	Vertical Longitudinal Projection
WGM	Watts, Griffis & McQuat, Ltd

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

1. EXECUTIVE SUMMARY

1.1 Introduction

This report provides updated information on the operation of the Guanacevi Project, including an updated Mineral Resource and Mineral Reserve estimate. The information will be used to support disclosures in Endeavour Silver's Annual Information Form (AIF). Units used in the report are metric units unless otherwise noted. Monetary units are in United States dollars (US$) unless otherwise stated. This report was prepared in accordance with the requirements and guidelines set forth in National Instrument 43-101 (NI43-101), Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of May  31, 2022.

1.2 Property Description and Ownership

The Guanaceví Project is in the northwest portion of the Mexican state of Durango, approximately 3.6 km west of the town of Guanaceví and 260 km northwest of the capital city of Durango. The approximate geographic center of the Project is 105°58'20"W longitude and 25°54'47"N latitude. At present, the Project is comprised of 51 mineral concessions for a total property area of 4,171.5546 ha.

EDR controls the Guanaceví Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries, Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví).

1.3 Geology and Mineralization

The Guanaceví silver-gold district hosts classic, high-grade silver-gold, epithermal vein deposits characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanaceví veins are typical of many epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary Lower Volcanic series of andesite flows, pyroclastics and epiclastics, overlain by the Upper Volcanic series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanaceví mining district that the mineralization is closely associated with a pulse of silicic eruptions that either signaled the end of Lower Volcanic Sequence magmatism or the onset of Upper Volcanic Sequence activity.

Mineralization at Guanaceví occurs in association with an epithermal low sulphidation, quartz-carbonate, fracture-filling vein hosted by a structure trending approximately N45°W, dipping 55° southwest. The Santa Cruz vein is the principal host of silver and gold mineralization at Guanaceví and is located on the west side of the horst of the Guanaceví Formation. The mineralized vein is part of a major fault system that trends northwest and principally places the Guanaceví Formation in the footwall against andesite and/or rhyolite in the hanging wall. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein itself has been traced for 5 km along trend, and averages approximately 3.0 m in width. High-grade mineralization in the system is not continuous but occurs in steeply northwest raking shoots up to 200 m in strike length. A secondary mineralized vein is located sub-parallel and subjacent to the Santa Cruz vein, in the footwall, and while less continuous is economically significant in the Porvenir Dos and North Porvenir portions of the Project.

1

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

1.4 Status of Exploration

In 2021, EDR spent US $1,681,454 (including property holding costs) on exploration activities carried out in the El Curso and Santa Cruz Sur areas. An underground exploration drill program focused on the Santa Cruz vein and included a total of 15,327.10m in 60 holes, with a total of 3,435 samples submitted for assays.

Since acquisition of the Guanaceví Project in 2004, and prior to the 2021 exploration season, EDR had completed 817 diamond drill holes totaling 224,010 m and 22 reverse circulation drill holes totaling 2,977 m on the entire Guanaceví Project. Of this total, approximately 180,611 m of diamond drilling in 631 holes were completed on the Santa Cruz vein structure. Drill holes were drilled from both surface and underground drill stations, and 66,070 samples were collected and submitted for assay.

1.5 Development and Operations

Long-hole stoping was introduced at Guanacevi in 2013. Since 2020, the operation has transitioned from conventional cut and fill to entirely long-hole stoping. In 2021 production was exclusively long-hole stoping.

The long-hole method has increased stope heights from typically 1.8m to up to 17m, which has reduced mining costs. Dilution and hanging wall stability is controlled using 11m long cemented cable bolts. Mining dilution has been estimated using a minimum 0.4m of over break dilution and a minimum operational 2.2m width. Additional dilution is derived from the footwall during sill development, from occasional hanging wall sloughing and from re-mucking of floor fill.

In 2021, the total ore mined by EDR was 364,955 tonnes with an additional 46,433 tonnes of third-party ore purchased for a total of 411,388 tonnes at and average of 391 g/t silver and 1.2 g/t gold. The 4 operating mine areas were Santa Cruz Sur (35.3% production), El Porvenir (7.8% production), El Curso (53% production) and Milache (3.9% production).

As of November 5, 2022, the Guanaceví mines project had 554 employees and an additional 341 contractors. The mine operates with two 10-hour shifts, 7 days per week, whereas the mill operates with two 12-hour shifts, 7 days per week.

1.6 Mineral Resource Estimate

Richard A. Schwering SME-RM with Hard Rock Consulting, LLC ("HRC"), is responsible for the estimation of the mineral resource herein. Mr. Schwering is a qualified person as defined by NI 43-101 and is independent of EDR. Mineral Resources for the Guanaceví mine were estimated from drillhole and channel sample data, constrained by geologic vein boundaries using two methods. 3D block models were estimated using an ordinary kriging ("OK") algorithm using Leapfrog Geo® and Leapfrog EDGE® software version(s) 2021.2.4 and 2021.2.5 ("Leapfrog"). Veins converted to 2D Vertical Longitudinal Projections ("VLP") were estimated using polygonal methods.  The metals of interest at Guanaceví are gold and silver.

2

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

The Mineral Resources contained within this Technical Report have been classified under the categories of Measured, Indicated, and Inferred in accordance with standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (May 10, 2014) and Best Practices Guidelines (November 29, 2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

The Guanaceví Mineral Resource is comprised of 15 individual veins. The veins are further subdivided into areas and modeling method. The Mineral Resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (7 veins) or as 3-dimensional ("3D") block models (8 veins).

The results reported in the undiluted Guanaceví mine Mineral Resource have been rounded to reflect the approximation of grade and quantity which can be achieved at this level of resource estimation. Rounding may result in apparent differences when summing tonnes, grade and contained metal content. Tonnage and grade measurements are reported in metric units, contained metal is reported as troy ounces (t. oz).  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and may be materially affected by modifying factors including but not restricted to mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Inferred Mineral Resources are that part of a Mineral Resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred Mineral Resources do not have demonstrated economic viability and may not be converted to a Mineral Reserve. It is reasonably expected, though not guaranteed, that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration. The test for reasonable prospects for economic extraction is satisfied using the criteria described in the following paragraphs.

Mineral Resources are reported using three silver equivalent ("AgEq") cut-off grades based on the area of production and concession boundary. Baseline assumptions for breakeven cut-off grades are presented on Table 14-11 and all prices are in $US. The gold price of $1,735.00/oz. and silver price of $21.80/oz are based on the 36-month moving average as of May 31, 2022.  Metal recoveries, mining, processing, G&A, royalties and other costs associated with the calculation of break-even cut-offs are based on actual production costs provided by Endeavour Silver Corp.  AgEq grade is calculated using a 79.6 silver to gold ratio. Mineral Resources inside the El Curso and Porvenir Frisco concessions are reported using a AgEq cut-off of 252g/t. Mineral Resources inside the Provenir Concession and located at Santa Cruz Sur are reported at a 212g/t AgEq cut-off. The remaining Mineral Resources constrained within the 3D modeled veins are reported at a 219g/t AgEq cut-off. Mineral Resources for veins modeled using the VLP estimation methodology are also reported using a AgEq cut-off of 219g/t.

Mineral Resource estimates using 3D block models are constrained to geologic vein solids that show continuous grade continuity and are within 100 meters of drilling or existing underground development.  The maximum distance for reported Mineral Resources is based on the average maximum range defined by modeled variograms, 89 meters for silver and 98 meters for gold.  After the block grade estimations were complete the AgEq grades for each vein were reviewed in long section by the QP, and the large majority of estimated blocks were found to show excellent grade continuity and tonnage meeting the criteria of a minable shape.  All small isolated blocks not meeting the criteria of a reasonable mining shape (at least five contiguous blocks above cutoff) were removed from the estimate and excluded from the Mineral Resource statement.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

Mineral Resources estimated using 2D VLP methods are classified entirely as Inferred. Mineral Resources are calculated using true thickness composites from drillhole intercepts identified as the vein.  Polygonal methods assume grade continuity surrounding the composite. The smallest VLP volume is 4,776 tonnes, meeting the criteria for a minable shape.

The undiluted mineral resources for the Guanaceví mine with an effective date of May 31, 2022 are summarized in Table 1-1 and are exclusive of mineral reserves.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

Table 1-1 Mineral Resource Estimate, May 31, 2022

		Cut-off		Average Value			Material Content
Classification	Density	AgEq	Mass	AgEq	Silver	Gold	AgEq	Silver	Gold
	g/cm³	g/t	kt	g/t	g/t	g/t	thousand t. oz	thousand t. oz	thousand t. oz
Measured	Variable	Variable	138.8	670	569	1.4	2,992	2,538	6.1
Indicated			575.6	528	443	1.1	9,770	8,197	21.0
Measured + Indicated			714.4	556	467	1.2	12,762	10,735	27.0
Inferred			838.7	487	416	0.9	13,132	11,225	25.0

1. The effective date of the Mineral Resource estimate is May 31, 2022. The QP for the estimate, Mr. Richard A. Schwering, SME-RM of HRC, is independent of EDR.

2. Inferred Mineral Resources are that part of a Mineral Resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred Mineral Resources do not have demonstrated economic viability and may not be converted to a Mineral Reserve. It is reasonably expected, though not guaranteed, that the majority of Inferred Mineral Resources could be upgraded to Indicated mineral resources with continued exploration.

3. Measured, Indicated and Inferred Mineral Resource silver equivalent cut-off grades were 252 g/t for veins inside the El Curso and Porvenir Frisco Concession, 212 g/t for the Santa Cruz Sur Vein System, and 219 g/t for the remaining Mineral Resources including those veins estimated using VLP methods at Guanaceví.

4. Metallurgical recoveries were 86.4% for silver and 90.1% for gold.

5. Silver equivalents are based on a 79.6:1 silver to gold price ratio.

6. Price assumptions are $US21.80 per troy ounce for silver and $US1,735.00 per troy ounce for gold for the mineral resource cut-off calculations. These prices are based on the 36-month moving average as of the effective date.

7. Mineral resources are reported exclusive of mineral reserves.

8. Rounding may result in apparent differences when summing tonnes, grade and contained metal content. Tonnage and grade measurements are in metric units. Grades are reported in grams per tonne (g/t). Contained metal is reported as troy ounces (t. oz).

1.7 Mineral Reserve Estimate

Donald Gray, P.E., SME-RM, of EDR is responsible for the mineral reserve estimate presented in this report. Mr. Gray is a Qualified Person as defined by NI 43-101 and is not independent of EDR. The mineral reserves reported herein are classified as Proven and Probable according to CIM Definition Standards.  The mineral reserve estimate for EDR's Guanaceví Project has an effective date of May 31st, 2022.  The mineral reserve estimate includes the Santa Cruz, El Curso and Milache areas of the mine and the ore stockpiles at the mill site.  Stope designs for reporting the mineral reserves were created utilizing the updated resources and cutoffs established for 2022 by Richard A. Schwering SME-RM with Hard Rock Consulting, LLC ("HRC").  All stopes are within readily accessible areas of the active mining areas.  Ore is processed in the on-site mill, leaching circuit and Merrill Crowe process capable of processing 1,300 tpd.

5

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

Measured and Indicated mineral resources within mineable areas have been converted to Proven and Probable mineral reserves as defined by CIM. Inferred mineral resources are classified as waste. Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen. Mining stopes were created based solely on Measured and Indicated resources above the calculated cutoff grade which have reasonable prospects of economic extraction after applying certain modifying factors:

Cutoff Grades:  219 g/t AgEq for Milache; 212 g/t AgEq for Santa Cruz Sur and 252 g/t AgEq for El Curso and El Porvenir including the royalties payable.

  Minimum Mining Width:  0.8m.
  External Dilution Long Hole:  35% (Milache 40%)
  Silver Equivalent:  79.6:1 silver to gold
  Gold Price:  US $1,735/oz.
  Silver Price:  US $21.80/oz.
  Gold Recovery:  91.0%
  Silver Recovery:  86.4%

The Guanaceví Project mineral reserves are derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Guanaceví Project, this applies to blocks located within approximately 10m of existing development and for which EDR has a mine plan in place.
  Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Guanaceví mine project, this is applicable to blocks located a maximum of 35m either vertically or horizontally from development with one exception in the main lower Santa Cruz vein the maximum distance to development was extended to 110m as this area is currently being developed.

The Proven and Probable mineral reserves for the Guanaceví mine as of May 31, 2022 are summarized in Table 1-2.  The reserves are exclusive of the mineral resources reported in Section 14 of this report.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

Table 1-2  Mineral Reserve Estimate

				Average Value			Material Content
Classification	Vein	Dilution	Mass	AgEq	Silver	Gold	AgEq	Silver	Gold
		%	kt	g/t	g/t	g/t	thousand t. oz	thousand t. oz	thousand t. oz
Proven	Alondra	35	0.1	578	469	1.36	2	2	0.005
	El Curso	35	88.9	808	681	1.60	2,311	1,946	4.6
	Milache	40	15.7	316	264	0.65	160	133	0.3
	Milache HW	40	21.5	460	375	1.06	318	260	0.7
	Santa Cruz Sur	35	21.8	448	368	1.00	314	258	0.7
	Stockpiles	0	14.7	605	515	1.13	286	243	0.5
Total Proven			162.7	648	543	1.31	3,390	2,841	6.9
Probable	Alondra	35	251.2	441	367	0.93	3,565	2,965	7.5
	El Curso	35	608.5	659	555	1.30	12,891	10,858	25.4
	Milache	40	28.0	388	327	0.76	349	294	0.7
	Milache HW	40	44.2	366	305	0.76	520	433	1.1
	Santa Cruz Sur	35	164.8	426	358	0.85	2,255	1,895	4.5
Total Probable		Variable	1,096.7	555	466	1.11	19,579	16,445	39
Proven + Probable		Variable	1,259.4	567	476	1.14	22,969	19,287	46.0

1. Mineral resources are estimated exclusive of and in addition to mineral reserves.

2. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

1.8 Conclusions and Recommendations

The QPs considers the Guanaceví resource and reserve estimates presented here to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014.  These resources and reserves form the basis for EDR's ongoing mining operations at the Guanaceví Project.

The QPs are unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Guanaceví Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources.  There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

The QPs considers that the mineral concessions in the Guanaceví mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

EDR's Guanaceví Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to identify additional resources at the project and within the district surrounding the mine. Since EDR took control of the Guanaceví properties, new mining areas identified have enabled EDR to increase production by providing additional sources of mill feed.  EDR's operation management teams continue improving efficiency, lowering costs and researching and applying low-cost mining techniques. This report demonstrates that the project has positive cash flow, and mineral reserve estimates can be supported.

For 2022, approved exploration budget for Guanaceví includes 11,000 meters of drilling, which is estimated to be approximately US $1,800,000.

The QPs recommends that the continuation of the conversion of all resource models from 2D polygons to 3D block models be continued.  Between 2017 and 2021, considerable progress was made in this regard. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an import source of economic material encountered in the current operation and could continue to provide additional tonnage to support the mine plan. Work programs should continue to focus on areas to explore for mine life extensions.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Introduction

2. INTRODUCTION

2.1 Issuer and Terms of Reference

Endeavour Silver Corp. ("EDR") is a Canadian based mining and exploration company actively engaged in the exploration, development, and production of mineral properties in Mexico. EDR is headquartered in Vancouver, British Columbia with management offices in Leon, Mexico, and is listed on the Toronto (TSX:EDR), New York (NYSE:EXK) and Frankfurt (FSE:EJD) stock exchanges. EDR has three currently active mining properties in Mexico, the Guanaceví Property in northwest Durango State, the Bolañitos property in Guanajuato State, and the El Compas property in Zacatecas State. The El Compas property has ceased mining operations since the Effective Date of this Report.

This report was prepared in accordance with the requirements and guidelines set forth in NI 43-101 Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of May 31, 2022.

2.2 Sources of Information

A portion of the information and technical data for this study was obtained from the following previously filed NI 43-101 Technical Reports:

Hard Rock Consulting LLC (2016). NI 43-101 Technical Report: Updated Mineral Resource and Mineral Reserve Estimates for the Guanaceví Project, Durango State, Mexico.

Munroe, M.J., (2015). NI 43-101 Technical Report, Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico.

Munroe, M.J., (2014). NI43-101 Technical Report, Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico.

EDR also relied in part on background information presented in the following unpublished technical reports prepared on behalf of EDR:

Lewis, W.J., Murahwi, C., and San Martin, A.J., (2013). NI 43-101 Technical Report Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 15, 2012.

Lewis, W.J., Murahwi, C., and San Martin, A.J., (2012). NI 43-101 Technical Report Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2011.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Introduction

Lewis, W.J., Murahwi, C., Leader, R.J. and Mukhopadhyay, D.K., (2011). NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2010.

Lewis, W.J., Murahwi, C., Leader, R.J. and Mukhopadhyay, D.K., (2010). NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2009.

Lewis, W.J., Murahwi, C., Leader, R.J. and Mukhopadhyay, D.K., (2009). NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2008.

Devlin, B.D., (2008). NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by B. Devlin, V.P. Exploration for Endeavour Silver, effective date December 31, 2007.

Lewis, W.J. Leader, R.J. and Mukhopadhyay, D.K., (2007). NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2006.

Olson, A. E., (2006). Technical Report, Mineral Resource and Mineral Reserve Estimate, Guanaceví Mines Project, Durango, Mexico: unpublished NI 43-101 technical report prepared by Range Consulting for Endeavour Silver, effective date March 31, 2006.

Spring, V., (2005). A Technical Review of the North Porvenir Zone, Santa Cruz Mine, Guanaceví Mines Project in Durango State, Mexico: unpublished NI 43-101 technical report prepared by Watts, Griffis, McOuat for Endeavour Silver, effective date May 10, 2005.

The information contained in current report Sections 4 through 8 was largely presented in, and in some cases, is excerpted directly from, the technical reports listed above. EDR has reviewed this material in detail, and finds the information contained herein to be factual and appropriate regarding guidance provided by NI 43-101 and associated Form NI 43-101F1.

2.3 Qualified Persons and Personal Inspection

This report is endorsed by the following Qualified Persons, as defined by NI 43-101: Mr. Dale Mah, P.Geo., VP Corporate Development of Endeavour Silver Corp., Richard Schwering, P.G., SME-RM, Resource Geologist with Hard Rock Consulting LLC., and Donald Gray, P.E., SME-RM, Chief Operating Officer of Endeavour Silver Corp.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Introduction

As Qualified Persons and representative of EDR, Mr. Mah has visited the mining operations on numerous occasions. His most recent visit was conducted on September 19, 2022. During his visit, he viewed selected drill core, underground mining operations, visited waste rock storage facilities, toured mineral processing facilities, viewed infrastructure, and discussed aspects of mine planning, budgeting, geology, exploration, and mining practices with site personnel.

Mr. Richard A. Schwering, P.G., SME-RM with Hard Rock Consulting, LLC ("HRC"), is responsible for the estimation of the mineral resource herein. During his visit between July 4-5, 2022, he viewed selected drill core, visited the underground mining operations, toured assay laboratory, viewed infrastructure, and discussed aspects of geology, resource modeling, and exploration with site personnel. Mr. Schwering is a qualified person as defined by NI 43-101 and is independent of EDR.

Mr. Donald Gray, P.E., SME-RM., is employed as Chief Operating Officer for Endeavour Silver and responsible for the estimation of mineral reserves herein. His most recent visit was conducted on May 17 and 18, 2022; September 15 and 16, 2022; and November 4, 2022. During his visit, he viewed selected drill core, underground mining operations, visited waste rock storage facilities, toured mineral processing facilities, viewed infrastructure, and discussed aspects of mine planning, budgeting, geology, exploration, and mining practices with site personnel.

2.4 Units of Measure

Unless otherwise stated, all measurements reported here are in U.S. Commercial Imperial units, and currencies are expressed in constant 2022 U.S. dollars.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Reliance on Other Experts

3. RELIANCE ON OTHER EXPERTS

This section is not relevant to this report.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Property Description and Location

4. PROPERTY DESCRIPTION AND LOCATION

4.1 Project Location

The Guanaceví Project is in the northwest portion of the Mexican state of Durango, approximately 3.6 km west of the town of Guanaceví and 260 km northwest of the capital city of Durango (Figure 4-1). The approximate geographic center of the Project is 105°58'20"W longitude and 25°54'47"N latitude.

Figure 4-1  Project Location Map

The Project is comprised of 51 mineral concessions for a total property area of 4,171.5546 ha (Figure 4-2) and 2 concessions associated to an exploitation agreement with Ocampo Mining (Ocampo), which covers an area of 55.3472 hectares. The mineral concessions vary in size and are not all contiguous.  The annual 2022 concession tax for the Guanaceví Properties is estimated to be approximately 1,575,684 Mexican pesos (pesos), which is equal to about US $78,784 at an exchange rate of 20.00 pesos to US $1.00. Mineral concession information is summarized in Tables 4-1 and 4-2.

The Guanaceví Project consists of the milling facility just outside of the town of Guanaceví and 3 active mines (Milache-El Curso, North Porvenir and Santa Cruz Sur), which all are on the Santa Cruz vein.  The mines are approximately 5 km from the plant.  The Milache-El Curso mines are accessed using the same portal as the old Porvenir 4 mine, while the North Porvenir and Santa Cruz Sur mines are located 2 km and 4.5 km, respectively, south of the Porvenir 4 portal.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Property Description and Location

Figure 4-2  Guanaceví Mines Project, Mineral Concessions Map

Table 4-1  Guanaceví Mines Concessions Controlled by EDR

Concession Name	Title Number	Term of Mineral Concession		Hectares	2022 Annual Taxes (pesos)
		From	To		1st Half	2nd Half
Santa Cruz Dos	191773	19/12/1991	18/12/2041	113.5387	21,443	21,443
El Pelayo Y Anexas	193392	19/12/1991	18/12/2041	56.2519	10,624	10,624
Unif. Santa Cruz	186577	24/04/1990	23/04/2040	28.5896	5,399	5,399
San Guillermo	179601	11/12/1986	10/12/2036	5.0000	944	944
Unificacion Flora	189233	05/12/1990	04/12/2040	36.5506	6,903	6,903
San Marcos	185486	14/12/1989	13/12/2039	5.5469	1,048	1,048
San Vicente	187020	29/05/1990	28/05/2040	8.0000	1,511	1,511
Nuestra Senora	185412	14/12/1989	13/12/2039	5.6000	1,058	1,058
San Pedro Uno	191143	29/04/1991	28/04/2041	49.8437	9,413	9,413
El Porvenir Dos	161449	10/04/1975	09/04/2025	30.0000	5,666	5,666
La Sultana	162915	08/08/1978	07/08/2028	11.5889	2,189	2,189
El Milache	163509	10/10/1978	09/10/2028	42.8866	8,100	8,100
Veronica	167013	11/08/1980	10/08/2030	11.7648	2,222	2,222
El Desengaño	187018	29/05/1990	28/05/2040	19.4747	3,678	3,678
El Calvario	191733	19/12/1991	18/12/2041	1.3098	247	247

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Property Description and Location

Concession Name	Title Number	Term of Mineral Concession		Hectares	2022 Annual Taxes (pesos)
		From	To		1st Half	2nd Half
Elizabeth	180568	13/06/1987	12/06/2037	16.9973	3,210	3,210
El Rocio	227665	28/07/2006	27/07/2056	51.2334	9,676	9,676
La Brisa 3	236564	16/07/2010	15/07/2060	715.8666	135,199	135,199
La Gloria	238353	23/09/2011	22/09/2061	309.9369	58,535	58,535
La Brisa 4	240296	17/05/2012	16/05/2062	1584.4986	299,248	299,248
La Brisa 4, Fracc.	239873	29/02/2012	28/02/2062	51.8008	9,783	9,783
La Brisa 5	239874	29/02/2012	28/02/2062	214.6744	40,543	40,543
Ampl. Al Bajo Del Nvo. P.	184074	15/02/1989	14/02/2039	7.3062	1,380	1,380
La Mazatleca	186475	02/04/1990	01/04/2040	14.1797	2,678	2,678
La Guirnalda	187771	17/09/1990	16/09/2040	46.7611	8,831	8,831
La Guirnalda 2	219707	03/04/2003	02/04/2053	5.9915	1,132	1,132
San Pablo	216716	28/05/2002	27/05/2052	3.3972	642	642
Ana Maria	214167	18/08/2001	17/01/2051	3.2320	610	610
El Martir	215925	02/04/2002	01/04/2052	8.8675	1,675	1,675
Ampl. Del Soto	191987	19/12/1991	18/12/2041	3.9998	755	755
IDA	191659	19/12/1991	18/12/2041	4.9086	927	927
Epsilon	195079	25/08/1992	24/08/2042	7.0622	1,334	1,334
El Terremoto	193869	19/12/1991	18/12/2041	12.0000	2,266	2,266
Alajaa	183881	23/11/1988	22/11/2038	11.2050	2,116	2,116
Barradon 7	214162	18/08/2001	17/01/2051	37.1376	7,014	7,014
Santa Isabel	204725	25/04/1997	24/04/2047	84.0000	15,864	15,864
Noche Buena	167563	26/11/1980	25/11/2030	79.8962	15,089	15,089
El Porvenir Cuatro	168105	13/02/1981	12/02/2031	30.0000	5,666	5,666
La Brisa	224158	19/04/2005	18/04/2055	25.5518	4,826	4,826
El Cambio	205475	17/09/1997	16/09/2047	11.9962	2,266	2,266
La Onza	211502	30/05/1991	29/05/2041	18.2376	3,444	3,444
San Nicolas	191543	19/12/1991	18/12/2041	4.4838	847	847
Ampl. de San Nicolas	191675	19/12/1991	18/12/2041	2.5934	490	490
Garibaldi	224396	04/05/2005	03/05/2055	165.4490	31,247	31,247
Santa Cruz Ocho	215911	19/03/2002	18/03/2052	165.6280	31,281	31,281
El Pelayo	219709	03/04/2003	02/04/2053	5.8881	1,112	1,112
El Aguaje De Arriba	170158	17/03/1982	16/03/2032	5.0000	944	944
A. El Aguaje De Arriba	170159	17/03/1982	16/03/2032	7.0000	1,322	1,322
La Plata	170156	17/03/1982	16/03/2032	2.0000	378	378
La Prieta	148479	29/10/2017	28/10/2067	7.0000	1,322	1,322
San Fernando	165045	23/08/1979	22/08/2029	19.8279	3,745	3,745
Totals				4,171.5546	787,842	787,842

Table 4-2  Guanaceví Mines Concessions Controlled by EDR (Ocampo agreement)

Concession Name	Title Number	Term of Mineral Concession		Hectares
		From	To
El Porvenir	168488	13/05/1981	12/05/2031	15.0000
El Curso	214316	06/09/2001	05/09/2051	40.3472
Totals				55.3472

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Property Description and Location

4.2 Mineral Tenure, Agreements and Encumbrances

EDR controls the Guanaceví Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its three 100% owned subsidiaries, Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante), Minera Santa Cruz SA de CV (Minera Santa Cruz) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví).

EDR has executed several agreements with respect to the Guanaceví Project over the years. During 2019, EDR acquired a 10-year right to explore and exploit the El Porvenir and El Curso concessions from Ocampo Mining SA de CV ("Ocampo"), a subsidiary of Grupo Frisco.  EDR agreed to meet certain minimum production targets from the properties, subject to various terms and conditions and pay Ocampo a $12 fixed per tonne production payment plus a variable net smelter return royalty based on the spot silver price. EDR pays a 4% royalty on sales below $15.00 per ounce, 9% above $15.00 per ounce 13% above $20.00 per silver ounce, and a maximum 16% above $25.00 per silver ounce, based on then current realized prices.

EDR also maintains access agreements with various private landowners and two local ejidos (Del Hacho and San Pedro) to ensure access for exploration and mining. Surface access agreements as of November 5, 2022 are summarized in Table 4-3.

Table 4-3  Summary of Endeavour Silver's Surface Access Rights

Owner	Type	Area Name	Validity	Term	Drill Pads	ANNUAL
					(Pesos)	PAYMENT (PESOS)
Ejido Arroyo Del Hacho	Exploitation / Exploration	Guanaceví	10 Years	27/12/2017 - 2027	None	1,820,000
Rosa Elena Rivera	Exploitation / Exploration	Santa Cruz Sur	10 Years	21/04/2015 - 2025	None	1,311,188
Comunidad de San Pedro	Exploitation / Exploration	San Pedro	10 Years	09/10/2018 - 2028	None	2,005,000

Royalties currently associated with the Guanaceví Project are summarized in Table 4-4

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Table 4-4  Summary of Endeavour Silver's Royalties

Agreement	NSR	Concession Name	Title Number	Hectares
Minera Las Albricias	1%	Ampl. Al Bajo Del Nvo. P.	184074	7.3062
		La Mazatleca	186475	14.1797
		La Guirnalda	187771	46.7611
		La Guirnalda 2	219707	5.9915
		San Pablo	216716	3.3972
		Ana María	214167	3.2320
		El Martir	215925	8.8675
		Ampl. Del Soto	191987	3.9998
		Ida	191659	4.9086
		Epsilon	195079	7.0622
		El Terremoto	193869	12.0000
		Alajaa	183881	11.2050
		Barradon 7	214162	37.1376
		Santa Isabel	204725	84.0000
		Noche Buena	167563	79.8962
Minera Capela	3%	Santa Cruz Dos	191773	113.5387
		El Pelayo y Anexas	193392	56.2519
		Unif. Santa Cruz	186577	28.5896
		San Guillermo	179601	5.0000
		Unificación Flora	189233	36.5506
		San Marcos	185486	5.5469
		San Vicente	187020	8.0000
		Nuestra Señora	185412	5.6000
		San Pedro Uno	191143	49.8437
Ignacio Barraza	2%	Garibaldi	224396	165.4490
Ocampo Mining	4% if Ag price <= $15 per oz 9% if Ag price >$15 <$20 per oz 13% if Ag price >$20 <$25 per oz 16% if Ag price >$25 per oz	El Porvenir	168488	15.0000
		El Curso	214316	40.3472

4.3 Permits and Environmental Liabilities

EDR holds all environmental and mine permits required to conduct planned exploration and mining operations on the Guanaceví Project and is in compliance with all environmental monitoring requirements and applicable safety, hygiene and environmental standards. Environmental permitting and liabilities are discussed in greater detail in Section 20 of this report.

There are no existing or anticipated significant factors which might affect access, title, or the right or ability to perform work on the Guanaceví Project.

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Guanaceví Project	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Access and Climate

The Guanaceví Property is readily accessible from the city of Durango via paved roads. Primary access is provided by State Highway 45 north from Durango to the town of Canatlan, continuing on State Highway 23 through Santiago Papasquiaro and Tepehuanes to the town of Guanaceví. The total distance between Durango and the town of Guanaceví is approximately 260 km, which requires roughly 4.5 hours of drive time. Guanaceví has a small, unmaintained airport with a 1,000-m unpaved landing strip capable of handling light aircraft.

The Guanaceví Project is located just 3.6 km from the town of Guanaceví, which is economically dependent on regional mining and milling operations. The town of Guanaceví boasts a population of approximately 3,000 (2015 census) and all standard modern services. The town, mine and plant are connected to the national land-based telephone system that provides reliable national and international direct dial telephone communications, as well as stable internet connections and satellite television.

The local climate poses no limitations to the length of the operating season at the Guanaceví Project. The dry season runs from October through June, and the wet season from July to September. Total average annual rainfall varies from about 65 to 105 mm. Winter temperatures vary from a maximum of 15°C to a minimum of -14°C, while summer temperatures range from a minimum of 20°C to a maximum of 30°C. Freezing temperatures can occur overnight, but quickly warm to above freezing during daylight hours. Occasional snow does occur in the area but quickly melts on all but the most protected slopes.

5.2 Local Resources and Infrastructure

The city of Durango is the closest major population center to the Guanaceví Project, with a population of approximately 580,000. Durango is a mining, agricultural, commercial and tourist center with all the associated municipal amenities, including an international airport with numerous international and regional flights to other major Mexican cities and the United States.

At each of the mine sites, the water required is supplied from the dewatering of the mines. Industrial water for the flotation and cyanide plant is recycled, and additional water (60,000 m3/y of fresh water) is obtained from a nearby underground mine. The tailings facility at the plant is set up to recycle all water back into the ore processing plant.

Electrical power from the Federal Power Authority (34 kV) supplies both the plant and mine. In 2011, EDR completed an upgrade of the power to the mine and mill sites by installing a second line into main power supply.

An upgrade to the tailings dam was completed in 2010, and EDR began placing filtered tailings in compacted lifts. After a planned expansion in the coming year or two, current tailings storage facility (TSF) capacity will be sufficient for many years of production.

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Apart from offices, warehouses, and other facilities, EDR also provides living accommodations for employees working on a rotational schedule. Much of the labor work force lives in Guanaceví and nearby communities. The area has a rich tradition of mining and there is ample supply of skilled personnel sufficient to man both the underground mining operations and the surface facilities.

5.3 Physiography

The town of Guanaceví is located on the altiplano at about 2,170 m elevation. Both the town and the Project lie east of the Sierra Madre Occidental mountain range among low, rounded mountains with relief of about 650 m from the valley bottoms (~2,100 m) to the mountain crests (~2,750 m). The mountains are predominately covered by scrub oak, pine trees and occasional cactus, with the pine trees more prevalent at the higher elevations. Wildlife in the area consists generally of deer, badgers, foxes, coyotes, squirrels, rabbits, and mice.

5.4 Surface Rights

EDR has negotiated access and the right to use surface lands sufficient for many years of operation. Sufficient area exists at the property for all needed surface infrastructure related to the life-of-mine plan, including processing, maintenance, fuel storage, explosives storage and administrative offices. Once the tailings facility expansion planned for 2021 is completed, there will be sufficient capacity in existing tailings impoundment for many years.

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Guanaceví Project	History

6. HISTORY

6.1 Historical Exploration

The extent of historical exploration on the Guanaceví Project is relatively unknown. Prior to management by EDR, production was supported by three mines without the benefit of any systematic exploration drilling, geological mapping or mine planning. Documented historical exploration activities are summarized as follows:

  During the 1920's, Peñoles purchased several mines including the Santa Cruz mine, where from 1921 to 1924, the 330-m inclined shaft and several kilometers of underground workings on Levels 6, 7, 8, 10, 11 and 13 were developed that partially explored the vein ore shoots.
  The Guanaceví Mining Company operated from the 1930's until production ceased in 1942. In the 1970's, the Comisión de Fomento Minero (Federal Mining Commission) (Fomento Minero), a Federal government agency charged with the responsibility of assisting the small-scale Mexican mining industry, constructed a 400 t/d flotation plant, now the MG plant.
  In the early 1960's, Engineer Mejorado of Peñoles Mining Company recommended additional exploration to prove up the mineral resource estimate at the time. Engineer P. Sanchez Mejorado mapped and sampled the mine underground and recommended diamond drilling below Level 13. Watts, Griffis and McOuat Limited (WGM) noted that the exploration works conducted by Peñoles consisted of channel sampling across the mineralized zone coupled with short, lateral, approximately 1-inch diameter diamond drillholes, and detailed surveying and geological mapping of the underground workings (WGM,2005). WGM (2005) further noted that the limited exploration by Peñoles was well conducted and blocked out several areas of potential resources, but also stated that more than half of the areas of potential resources, except for those below the water table (below Level 13), had been mined out.
  In the early 1990's, Fomento Minero started construction of a 600 t/d cyanide leach plant but construction ceased when it was only 30% complete due to the lack of funding.
  In 1992, MG, a private company, purchased the Fomento Minero facilities and completed the leach plant construction. MG used the leach circuit to process the old tailings from the flotation plant.  During 2002, total plant production included 170 t/d to 250 t/d coming from the three mines: Santa Cruz, Barradón and La Prieta mines, with approximately 700 to 800 t/d of additional feed purchased from other small-scale operations.
  Pan American Silver Corp. (Pan American) conducted an eight-month evaluation program in 2003 that consisted of an extensive, systematic, underground channel sampling and surveying program and included three diamond drillholes in the North Porvenir area.

6.2 Historical Production

6.2.1 Mining

The Guanaceví mining district and the Guanaceví Mines Project area are riddled with mine openings and old workings which occur in a haphazard fashion near ground surface, representing the earliest efforts at extraction, and more systematic fashion at depth, which is indicative of later, better organized and formal planned mining. Associated with these openings and workings are a number of old ruins representing the remains of historic mine buildings and other structures.

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Many waste dumps and historically material extracted through the tunnels, shafts and winzes from underground operations can be seen scattered over the hillsides and beneath the foundations of the ruins and modern buildings. Historically, individual veins or deposits had separate owners and, in the case of some of the larger veins or deposits, had several owners along the strike length which resulted in a surfeit of adits and shafts and very inefficient operations. The mines within the Guanaceví mining district have been developed primarily by using open stope/shrinkage and cut-and-fill underground mining methods.

Both the ground conditions, which vary from good to poor, and the deposit geometries tend to favor the higher cost, cut-and-fill mining method, with development waste used for backfill.

6.2.2 Production

Mining in the Guanaceví district extends back to at least 1535 when the mines were first worked by the Spanish. During the late sixteenth century silver production accounted for 80% of all exports from Nueva España (New Spain), although, by the mid-seventeenth century silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia. Collapse of the seventeenth century mining led to widespread bankruptcy among the miners and hacienda owners; however, in the latter half of the seventeenth century silver mining began to recover in Nueva España. By the start of the 18th century, Guanaceví had become an important mining center in the Nueva Vizcaya province. The peasant uprisings of 1810 to 1821 were disastrous to the Mexican mining industry with both the insurgents' soldiers and royalist troops all but destroying the mining production in Mexico, and the Guanaceví mining district was not spared during this period.

The vast majority of production came prior to the 1910 Mexican Revolution with the Guanaceví mining district being known for its high silver grades. Previous reports noted that the official production records indicate that a total value of 500 million pesos, or approximately 500 million ounces of silver and silver equivalents, with a present-day value of about US $3.25 billion, had been extracted from this mining district. This makes the Guanaceví district one of the top five silver mining districts in Mexico on the basis of past production, though production has been sporadic since the 1910 Revolution.

In 2004, EDR signed a purchase agreement to acquire the Santa Cruz mine and the Guanaceví processing plant, after that and until December 2006, EDR signed purchase/lease agreements to acquire rights to additional prospective areas (RCG, 2006). Since January 2007 to date, EDR assumed complete control of the day-to-day operations to allow for more flexibility and to optimize costs (Micon, 2007)

Table 6-1 includes estimated historical production at the Guanaceví Mines Project for the years 1991 to 2003, prior to Endeavour Silver, plus 2004 to 2021 during Endeavour Silver's ownership.

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Table 6-1  Summary of the Production for the Guanaceví Property (1991 to 2021)

Year	Tonnes	Silver (g/t)	Gold (g/t)
1991 (from July)	2,306 est.	470 est.	1.0 est.
1992	10,128	340 est.	1.3 est.
1993	12,706	320 est.	0.8 est.
1994	18,256	190 est.	0.5 est.
1995 (until May)	5,774	280 est.	0.5 est.
1996	11,952	315	0.74
1997	13,379	409	0.87
1998	11,916	550	0.92
1999	6,466	528	0.84
2000	18,497	538	1.01
2001	13,150	510	1.09
2002	NA	NA	NA
2003	1,531	550	8,902
2004	NA	NA	NA
2005	102,617	385	0.88
2006	117,255	449	0.90
2007	291,561	319	0.87
2008	255,656	318	0.58
2009	230,632	322	0.80
2010	312,087	324	0.74
2011	363,076	311	0.69
2012	418,287	249	0.76
2013	435,922	253	0.60
2014	423,251	314	0.65
2015	431,431	295	0.62
2016	367,441	232	0.51
2017	321,113	230	0.53
2019	322,988	234	0.65
2020	346,679	314	0.96
2021	414,355	370	1.09

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Guanaceví Project	Geological Setting and Mineralization

7. GEOLOGICAL SETTING AND MINERALIZATION

The regional and local geology of the Guanaceví Project is described in detail in several existing internal and previously published technical reports. The following descriptions of geology and mineralization are included and/or modified from HRC (2015, 2016) and Munroe (2014). The QP has reviewed the available geologic data and information, and finds the information presented here in reasonably accurate and suitable for use in this report.

7.1 Regional Geology

The rock types of the Guanaceví district can be divided into three principal stratigraphic groups based on stratigraphic studies by the Consejo de Recursos Minerales and observations of drill core during exploration programs carried out by EDR.

7.1.1 Guanaceví Formation

The oldest unit in the district is the Guanaceví Formation, a polymictic basal conglomerate composed of angular to sub-angular fragments of quartz and metamorphic rocks set in a sandy to clayey matrix within sericitic and siliceous cement. It is assigned to the Upper Jurassic or Lower Cretaceous periods on the basis of biostratigraphic indicator fossils mentioned but not detailed in the Durango State Geological Reference Report (1993). At least 450 m of thickness has been reported in the Guanaceví area for this basal unit, the lower contact of which has not been observed. In most areas, the upper contact is structural on high-angle normal faults but, in the San Pedro area, the upper contact is abrupt from Guanaceví conglomerate rocks to fairly fresh, dark colored andesitic flows of the Lower Volcanic Sequence that appear conformable to the underlying Guanaceví Formation. The Jurassic assignment of the Guanaceví Formation has been in question, and at least two reports in the 1990's considers it to be Tertiary (Durning and others, unpublished reports). A Tertiary age for the unit mitigates the idea of a transitional unit persisting through the Cretaceous; alternatively, it is possible that paraconformities in the package may be present but unreported to date.

Regional studies in Mexico demonstrate that Mesozoic rocks basal to the Tertiary section are strongly deformed with the development of sericitic alteration, shearing and microfolding in local shear zones and stronger deformation associated with overthrust nappe folds of Laramide age (late Cretaceous to end of the Paleocene). This type of strong deformation is not visible in the Guanaceví Formation, further raising questions about the validity of a Mesozoic assignment for this unit.

The Guanaceví Formation has been structurally defined as a horst, occupying the central portion of the northwest trending Guanaceví erosional window and flanked by sets of northwest striking normal faults that offset the Upper and Lower Volcanic Sequences down to the southwest and northeast on corresponding sides of the window. Mineralization within the horst is hosted by the conglomerate, both as dilatational high-angle fracture-filled structures and, in the San Pedro area, as manto-like replacement bodies below the upper contact of the conglomerate with overlying andesitic units of the Lower Volcanic Sequence.

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7.1.2 Lower Volcanic Sequence

Using an inherited stratigraphic framework for the area, andesitic rocks and associated sedimentary units are placed in a loosely defined package of flows and volcaniclastic sediments correlated with Eocene volcanism throughout the Sierra Madre of Mexico. No radio isotope age determinations have been made on volcanic units of the Guanaceví district, and lithological correlations to the Lower Volcanic Sequence appear to be reasonable for the andesitic flows and associated volcaniclastic units.

It has been observed in the rocks that host the Porvenir and Santa Cruz mine workings that the andesite occurs as a pale green to nearly black volcanic flow ranging from aphyric to plagioclase-hornblende phyric. Plagioclase is the common phenocryst type with crystals ranging from 1 to 2 mm up to 10 mm. Hornblende phenocrysts are 1 mm to 4 mm in length. In porphyritic andesites, feldspar phenocryst abundance approaches 5%, and hornblende abundance is generally less than 3%.

The sequence of rock types in the Lower Volcanic Sequence, as presently understood, is a coarsening-upward series of volcaniclastic sediments capped by an andesite flow as described above. The sedimentary lithologies are siltstones overlain by sandstone with minor intercalations of conformable conglomerate beds. The siltstone-sandstone sequence becomes transitionally dominated by conglomeratic beds at the top of the volcaniclastic package. Overall thickness of the siltstone-sandstone beds is up to 120 m.

Conglomerate beds of the Lower Volcanic Sequence are from a few centimeters to 150 m thick at the top of the package and differ from the conglomerates of the Guanaceví Formation in that Lower Volcanic Sequence clasts are mainly andesite of varying textural types.

7.1.3 Upper Volcanic Sequence

The Upper Volcanic Sequence consists of rhyolite crystal-lapilli tuff units unconformably overlying the andesites which are generally structurally disrupted and altered by oxidation and silicification. The rhyolite is strongly argillically altered with silicification overprinting argillic alteration in the immediate hanging wall of quartz veins and other silicified structures. The rhyolite commonly contains rounded quartz 'eyes' up to 4 mm in diameter, and the matrix consists of adularia, kaolinite and quartz. Local concentrations of biotite crystals up to 2 mm are not uncommon. The rhyolite has variable textures from thin-bedded ash flows to coarse lapilli tuffs with lithic clasts of andesite or rhyolite up to 50 cm in diameter. These latter commonly exhibit alteration rims indicating high temperatures and fluids in the volcanic environment. The thickness of the rhyolite tuff assemblage has not been measured at this time, but appears to exceed 300 m.

Geochemically, the lower portion of the rhyolites has been demonstrated by rare earth element (REE) data, from a series of samples taken from East Santa Cruz drilling, to be magmatically linked to the underlying andesites. The similarity between REE patterns of the rhyolite crystal-lapilli tuff and the andesitic rock units in this data set suggests a common source for the two volcanic packages that is difficult to reconcile with the idea of many millions of years of volcanic quiescence (from Lower Volcanic to Upper Volcanic Sequences). This raises the possibility that regional correlations for Guanaceví rhyolite based on radio isotope age determinations may result in assignment of the rhyolite (of the Santa Cruz/Porvenir mine area) to the Lower Volcanic Sequence rather than the Upper. In the San Martin de Bolaños district of Jalisco and also in the Topia district of Durango State, uppermost volcanic lithologies of the Lower Volcanic Sequence are rhyolitic and directly associated with mineralization. This may be true for the Guanaceví mining district as well.

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See Figure 7-1 for a map of the regional geology in the area surrounding the Guanaceví mining district. See Table 7-1 for a generalized stratigraphic column in the Guanaceví mining district.

N
San Pedro
Milache
El Curso
Porvenir Cuatro
Porvenir Dos
Guanacevi
Endeavour Plant
Porvenir
Santa Cruz
Alex Breccia
La Prieta
Santa Cruz Sur
Legend
EDR Concessions
Other Concessions
Veins
Creek
Mine
Geology Legend
Rhyolite
Diorite Stock
Andesite Flow
(Lithic) Andesite Porphyry
Lowest andesite & sediments
Conglomerates & Redbeds
0m
1250m
2500m
GEOLOGY MAP
GUANACEVI
Endeavour
SILVER

Figure 7-1 Regional Geology Map for the Guanaceví Mining District

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Table 7-1   Generalized Stratigraphic Column in the Guanaceví Mining District

Geological Age		Stratigraphic Units and Lithologies	Thickness (m)
Tertiary	Oligocene	Upper Volcanic Sequence	300
Rhyolitic tuffs and ignimbrites
	Eocene	Lower Volcanic Sequence
		Andesite porphyritic flow	< 70
		Andesite conglomerate	< 150
		Volcanic sandstone/siltstone	< 120
Jurassic ()	(Late)	Guanaceví Formation	450
Note: Table reproduced from the March, 2006 Technical Report by Range Consulting

7.1.4 Structural Setting

Figure 7-1 shows major faults of the Guanaceví mining district on a simplified geologic map of the region. The map pattern constitutes an erosional window caused by crustal uplift apparently centered about 3 km west of Guanaceví. With some exceptions, fracture-filling vein mineralization is localized on the flanks of the uplift center, suggesting a genetic relationship between uplift and mineralization. The three principal trends of high-angle normal faults that characterize the region are as follows:

  The dominant structural trend in the region is northwest, with significant north-northeast faults in a likely conjugate relationship. This generation of structures hosts most of the mineralization in the district.
  Northeast faults postdate the mineralized structures.
  East-west faults appear last.

This pattern sequence would appear to indicate an early extension in a northeast-southwest direction, followed by a later extension in an east-northeast-west-southwest direction, followed by a northwest-southeast extension and finally ending with the latest extension in a north-south direction. This clockwise evolution of principal stress directions is similar to that of other regions in the American Cordillera, including the Sierra Madre of Mexico.

Timing of uplift of the Guanaceví window is constrained by the following considerations:

  Dilatational fractures flanking the uplift are dominantly northwest trending, with subordinate north and north-northeast components. Northeast and east-west fractures are not significant in controlling the uplift pattern. Thus, uplift is early in the structural evolution described above.
  The northeast-southwest extension in Mexico is generally associated with opening of the Gulf of California and dated as Oligocene to Miocene.
  Uplift therefore may be coeval with the onset of silicic volcanism of the Upper Volcanics, which are considered Oligocene in age.

It is reasonable to conclude that uplift occurred at the onset of Upper Volcanic Sequence eruptions (Oligocene), northeast-southwest extension, and was coeval with mineralization. The cause of uplift, however, is left unexplained by these considerations. Alternative explanations include magmatic upwelling at depth, resurgent doming within a cryptic caldera, or tectonic transpression resulting from large-scale lateral displacement.

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7.2 Project Geology

The Santa Cruz mine property, which forms part of the main portion of the Guanaceví Mines Project, covers about a 3.0 km strike length of the Santa Cruz fault/vein system. The Santa Cruz vein is similar in many respects to other veins in the Guanaceví district, except that it is the only one to lie on the west side of the horst of Guanaceví Formation and associated facies, and it dips west instead of east. See Figure 7-2 for the Guanaceví Mines Project geology map.

Figure 7-2  Guanaceví Mines Project Geology Map

In the Porvenir Dos area and the Deep Santa Cruz mine workings, a low angle rhyolite crystal-lapilli tuff and andesitic contact occurs high in the hanging wall of the Santa Cruz vein indicating a fault contact with Guanaceví Formation, which obviously cuts the contact.

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7.2.1 Local Structure

The Santa Cruz vein, the principal host of silver and gold mineralization, is located on the west side of the horst of the Guanaceví Formation. The mineralized vein is part of a major fault system that trends northwest and principally places the Guanaceví Formation in the footwall against andesite and/or rhyolite in the hanging wall. The vein/fault presents a preferred strike of N45°W with dips from 45° to 70° to the southwest. From Santa Cruz Sur to Milache, it extends 6.5 km and averages approximately 3 m in width.

The broader and higher-grade mineralized ore shoots tend to occur along flexures in the Santa Cruz vein structure, where sigmoidal loops are developed both along strike and down dip. The vein in Deep Santa Cruz for instance splays into two, three or four separate mineralized structures with the intervening wall rocks also often well mineralized, giving mining widths up to 20 m in some places. These sigmoidal loops tend to develop with some regularity along strike and all the ore shoots at the Santa Cruz mine have about a 60° plunge to the northwest. A shallow northwest plunging striation, raking at 15°-30°, is noted on a number of fault planes within the Santa Cruz structure; these striations appear to be consistent with an observed sinistral movement seen on minor faults which produce small offsets of the Santa Cruz vein.

Particularly around the peripheral ore zones the vein is observed to develop imbricate structures, either as imbricate lenses shallowly oblique to the principal Santa Cruz trend or as vein segments offset by similarly trending minor faults. The trend of these structural features is generally slightly more westerly than the Santa Cruz vein/fault trend and steeper dipping. Veining is also often affected by north-south structures, which rarely seem to offset the main fault but do cause minor jogs in the vein; often the north-south structures are associated with manganese oxide concentrations and elevated silver grades.

7.2.2 Alteration

The sedimentary and volcanic rocks are hydrothermally altered with propylitization (chlorite) the most widespread, up to 150 m from the veins, with narrower bands of potassic and argillic alteration (kaolinite and adularia) typically up to 25 m thick in the hanging wall and with silicification near the veins. Phyllic alteration, however, is absent in the Guanaceví district.

7.3 Mineralization

The principal mineralization within the Santa Cruz-Porvenir mines is an epithermal low-sulfidation, quartz-carbonate, fracture-filling vein hosted by a fault-structure that trends approximately N45°W and dips 55° southwest. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein structure has been traced for 6.5 km along the trend and averages about 3 m in width. Mineralization in the system is not continuous but occurs in steeply northwest-raking shoots up to 200 m in strike length. A second vein, sub-parallel to the Santa Cruz vein but less continuous, is economically significant in the Porvenir Dos zone, the northern portion of deep North Porvenir, in the Milache zone and finally in the Santa Crus Sur zone. It is referred to in these areas as the "Footwall vein".

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7.3.1 Santa Cruz Vein

The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Mineralization has averaged 500 g/t silver and 1 g/t gold over 3 m true width. The minerals encountered are argentite-acanthite, limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, fluorite and quartz. The mineralization down to Level 6 in the Santa Cruz mine is mainly oxidized, with a transition zone of oxides to sulfides occurring between Levels 6 to 8, although some sulfide ore was mined above Level 6.

Mineralization exhibits evidence of episodic hydrothermal events which generated finely banded textures. The higher-grade mineralization in the district is commonly associated with multiple phases of banding and brecciation. The first phase, deposition of white quartz, white calcite and pyrite in stockwork structures, often exhibits horse-tail structures bifurcating both in the horizontal and vertical sense to form imbricate pods. The second phase deposited semi translucent quartz with argentite, scarce gold, and oxides of manganese (2%) and rare lead and zinc sulfide (4%), the latter particularly in the lower part of the hydrothermal system. The second phase was accompanied by the deposition of barite, rhodonite, rhodochrosite, fluorite and calcite.

This second phase comprises multiple pulses of mineralization expressed in the vein structures as bands of massive, banded or brecciated quartz. Massive and massive-to-banded quartz are commonly associated with carbonate which is predominantly manganoan calcite and calcitic rhodochrosite. Rhodonite is much less abundant than carbonates but is not uncommon.

According to results obtained through diamond drilling, the lead and zinc mineralization occurs more commonly in the vein below the water table which, in the Santa Cruz mine, is just below the 13 Level.

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Guanaceví Project	Deposit Types

8. DEPOSIT TYPES

The type of mineral deposit which is the target of exploration and mining activity at the Guanaceví Project is described in detail in several existing internal and previously published technical reports. The following description of the mineral deposit type is excerpted and/or modified from Munroe (2014).

The Guanaceví silver-gold district comprises classic, high-grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanaceví veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary Lower Volcanic series of andesite flows, pyroclastics and epiclastics, overlain by the Upper Volcanic series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanaceví mining district that the mineralization is closely associated with a pulse of silicic eruptions that either signaled the end of Lower Volcanic Sequence magmatism or the onset of Upper Volcanic Sequence activity.

Low sulphidation epithermal veins in Mexico typically have a well-defined, sub-horizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the Santa Cruz ore horizon has yet been found but, given that high-grade mineralization occurs over a 400-m vertical extent from the top of the Garibaldi shaft (south of the Santa Cruz mine) to below Level 13 in Santa Cruz, it is likely that erosion has not removed a significant extent of the ore horizon.

Low sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can travel either along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source. Figure 8-1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low sulphidation hydrothermal system.

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Figure adapted from Berger & Eimon (1983), Buchanan (1981), Corbett & Leach (1996) and Hollister (1985) and others and dated December, 2013.

Figure 8-1  Alteration and Mineral Distributions within a Low Sulphidation Epithermal Vein System

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Guanaceví Project	Exploration

9. EXPLORATION

9.1 EDR Exploration Prior to 2022

Exploration activities conducted by EDR in recent years prior to 2022 are summarized in the following paragraphs and are discussed in greater detail in the technical reports prepared by Hard Rock Consulting (2015,2016) and Munroe (2013, 2014). Exploration field activities carried out during 2017 to 2020, which have not been included in previous technical reports, are also summarized below.

During 2013, surface geological mapping and sampling was conducted by EDR at Guanaceví focused, from north to south, on San Pedro (El Cambio-PP), Milache, El Rocio and Santa Cruz South. Regionally, a total of 17 exploration targets were defined in a radius of approximately 70 km around the Guanaceví Project.

During 2014, exploration field activities were conducted by EDR at Guanaceví mainly in the Rocio-Pelayo, Porvenir 4, El Aguaje Mine and Santa Cruz South areas. These activities were undertaken to define targets of interest with possible potential of mineralization in order to develop possible drilling programs. A total of 655 samples were collected and submitted for assays.

In 2015, EDR conducted exploration activities, including drilling, at the Guanaceví Project. Local field exploration activities in 2015 included geological mapping, sampling, and interpretation in the La Guirnalda, Santa Cruz West, and Garibaldi claim areas.

During 2016, EDR conducted Regional Exploration over several concessions located around the Guanacevi Properties, mainly focused on discovering possible mineralization which could be of interest for Endeavour. In addition, EDR conducted both surface and underground drilling programs.

During 2017, exploration field activities were conducted in the Guanaceví Project, including underground drilling. Geological mapping over the projection on surface of the La Negra vein, and regionally over several concessions peripheral to the Guanaceví Project, with the intent of identifying mineralized zones for which additional exploration and drilling might be warranted.

During 2018, little exploration conducted by EDR around the Guanacevi Properties, with the objective of identifying mineralized bodies that could be of interest for EDR. In addition, underground and surface drilling conducted by EDR.

In 2019, exploration activities were conducted by EDR, including underground drilling. Geological mapping carried out by EDR over the projection of Santa Cruz vein, south of the Santa Cruz Sur mine and regional field activities over several concessions peripheral to the Guanaceví Project.

In 2020 EDR carried out field exploration activities over a third party claim (Los Angeles), located 5.4km northwest, in a straight line, from the town of Guanacevi, with the objective of identifying a possible mineralized zone which could be of interest for EDR.

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9.2 2021 Exploration Activities

In 2021, EDR spent US $1,681,454 (including property holding costs) on exploration activities, mainly drilling at the Guanaceví Project, focused primarily on the definition of the Santa Cruz vein within El Curso claim and the Santa Cruz Sur area. Limited exploration field activities were conducted northwest of the Milache claim, in third-party properties.

9.2.1 Sampling Method and Approach

To establish exploration drill hole targets, EDR has collected surface outcrop, underground channel, surface channel samples, and conducted numerous surface geologic mapping campaigns.

9.2.1.1 Surface Channel Samples

Chip channel samples are marked by a line at each end of the channel and are collected across zones of mineralization, alteration, and structure by taking continuous (approximately 10 cm width) chips from a geologically defined traverse. The sample is chipped from the face with a mallet and chisel and captured by a large canvas. The canvas is cleaned after each sample has been taken and a lithologic description is recorded.  The samples range from 1 to 2 meters long, depending on degree of mineralization and weigh approximately 3 to 6 kilograms. Their location is recorded by a hand-held GPS unit.

9.2.1.2 Rock Chip Samples

As with the channel samples, single point rock chip samples are collected from an area of 1 to 2 meters in diameter. Multiple chips are collected from different points in the sampling area with a resulting weight from 1 to 3 kilograms.  The chips are bagged and the same protocol is applied as with the channel samples. The location is recorded with a hand-held GPS unit.

9.2.1.3 Soil Chip Samples

The soil sample method is primarily utilized in areas with a higher degree of weathering. Where appropriate, soil samples were taken from just below the organic horizon in pits dug by hand with shovels; in other areas, soil samples constituted fine-grained material collected from weathered slopes.  Soil samples constituted approximately 400 g to 600 g of material with as much organic matter removed as possible by screening or hand-picking.  Soil sampling typically occurred on lines or grids with one sample taken every 50 m to 100 m. The grids or lines are oriented perpendicular to the structure being tested. Samples and sample location were described by the geologist / sampling technician and location recorded by handheld GPS.

9.2.2 2021 Local Field Exploration

In 2021, geological mapping was conducted in the northwest part of the Milache claim with the goal of tracing the projection of the known Santa Cruz vein within the La Cruz, Alondra and San Pedro 4 claims. Rhyolitic rocks dominate the area along with a small area of tertiary andesites. Cretaceous andesites outcrop towards the north-eastern part of the claims. No evidence of the structure could be found, however, veinlets trending NE20°SW /55°SE can be observed in stream cuts, as well as rhyolitic alignment of NW65° direction.

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Guanaceví Project	Drilling

10. DRILLING

Diamond drilling the Guanacevi Project is conducted under the exploration staff. Underground drilling is predominantly concerned with definition and extension of the known mineralized zones to guide development and mining. Surface drilling is conducted further from the active mining area with the goal of expanding the resource base. Drilling results from both programs were used in the mineral resource and mineral reserve estimates presented in this report. To date, all drilling completed at the mine has been diamond core.

10.1 Drilling Procedures

Surface drillholes are generally oriented to intersect the veins as close to perpendicular as possible. The drillholes are typically drilled from the hanging wall, perpendicular to, and passing through the target structure into the footwall, and no drilling is designed for intercepts with angles less than about 30° to the target. Drillholes extend an average of 50 m beyond the target zone.

Underground drillholes are typically drilled from the hanging wall, but due to limitations of infrastructure may be drilled from the footwall. Drill orientation are ideally perpendicular to structures, but oblique intersection may be required in some instances due to limitations of the drill station. Underground positive angled holes (up holes) are generally drilled from the footwall using the same criteria. All holes are designed to pass through the target and into the hanging or footwalls. Both surface and underground drillholes are typically HQ to NQ in size.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates, with the drilling subject to daily scrutiny and coordination by EDR geologists. Since 2010, surface holes are surveyed using a Reflex multi-shot down-hole survey instrument normally at 50 m intervals from the bottom of the hole back up to the collar. At underground drill stations, azimuth orientation lines are surveyed in prior to drilling. Inclination of underground holes is collected using the Reflex EX-Shot® survey device prior to starting drilling.

The survey data obtained from the drillholes are transferred to databases in Vulcan® and AutoCAD®, and are corrected for local magnetic declination, as necessary. Information for each drillhole is stored in separate folders.

Drill core is collected daily and is transported to the core logging facility under EDR supervision. The core storage facilities at Guanaceví are well protected by high level security fences, and are under 24-hour surveillance by security personnel to minimize any possibility of tampering with the dill cores.

When assay results are received from the laboratory, they are merged into an Excel® spreadsheet for importation and interpretation in Vulcan® and AutoCAD® software. The starting and ending point of each vein and/or vein/vein breccia intercept is determined from a combination of geology notes in the logs and assay results. Using approximate vein and drillhole orientation information a horizontal width is calculated for the intercept to be used as part of a Vertical Longitudinal Projection ("VLP").

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The center point of the intercept, horizontal width, and gold and silver assay values are plotted on VLPs of each vein. These are used to guide further drilling, interpret mineralization shoots, and as the basis of polygonal resource estimation.

10.2 EDR Core Logging Procedures

As the core is received at the core facility, geotechnical data is logged manually on paper sheets and entered into Excel®. The core is then manually logged for geological data and marked for sampling. Geological data and sample information are entered directly into Excel® spreadsheets.

10.3 EDR Drilling Programs and Results

Since acquisition of the Guanaceví Project in 2004, and prior to the 2021 exploration season, EDR had completed 817 diamond drill holes totaling 224,010 m and 22 reverse circulation drill holes totaling 2,977 m on the entire Guanaceví Project (Table 10-1). Of this total, approximately 180,611 m of diamond drilling in 631 holes were completed on the Santa Cruz vein structure. Holes were drilled from both surface and underground drill stations, and 66,070 samples were collected and submitted for assay.

Table 10-1  Drilling Summary for Santa Cruz Vein Structure at Guanaceví Mines Project (as of December, 2020)

Project	Diamond Drill Holes	Metres
North Porvenir	265	73,218
Porvenir Dos	24	5,062
Porvenir Cuatro	38	10,100
La Prieta	12	2,627
Santa Cruz	146	35,703
Alex Breccia	27	8,614
Milache	51	24,931
Santa Cruz South	23	8,902
El Curso	45	11,454
Total	631	180,611

EDR's drilling exploration programs through 2016 are well described in previous technical reports (HRC, 2015, 2016; Munroe 2013, 2014; Micon 2006, 2008, 2009, 2010, 2011, 2012; Devlin 2007). Exploration programs carried out in 2017 to 2021 have not been included in previous technical reports, to provide continuity, a brief description of these programs is provided in the following paragraphs.

In 2017, underground drilling conducted at Guanaceví focused on exploring the Santa Cruz vein in the (deep) Santa Cruz Mine area (below levels 3352 and 3358) and at the (deep) Central part of the North Porvenir area (between Porvenir and Santa Cruz Mines, below level 3105) (Figure 10‐1). The underground drilling program included a total of 6,794 m in 29 holes, with 2,995 samples submitted for assays.

In 2018, surface and underground drilling were conducted by EDR in the Guanacevi Project. The surface drilling program with the objective to test the Santa Cruz vein at the shallow part of the Porvenir "Comedor" area, totaling 875m in 3 holes and 125 samples collected. The underground drilling program conducted in the both the deep parts of the North Porvenir (below levels 3133 and 3157) and Santa Cruz (below level 3359) mines, the program included a total of 4,816m in 21 drill holes and 1,704 samples submitted for analysis.

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In 2019, EDR carried out underground drilling programs at the (deep) Central and North part of the North Porvenir area (below levels 3105 and 3157) and at the (deep) Santa Cruz mine area (below level 3355), totaling 2,258m in 10 holes, with 894 samples collected and submitted for analysis. In addition, with the acquisition of two mining concessions from Ocampo, EDR started drilling the El Curso claim from the footwall, using some loaders ("cargaderos") as drill stations, located in the ramp that connect the Porvenir 4 and Milache mines, a total of 21 drill holes completed with 4,254m and 1,301 samples collected.

In 2020 an underground exploration drilling campaign was carried out on the Santa Cruz vein in the El Curso property and included 1,205 samples collected from 7,150.90 m in 24 holes and one-hole extension of 48.8m.

10.4 EDR Drilling Programs and Results (2021)

In 2021, EDR carried out an underground drilling program at Guanacevi, with the objective to continue exploring the Santa Cruz vein in El Curso property and the deep part of the Santa Cruz Sur mine (Figure 10-1). The program included a total of 15,327.10 m in 60 holes.

Figure 10-1  Plan View of the Guanacevi properties, showing in blue circles the El Curso and Santa Cruz Sur drilling areas

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Until early August 2021, samples were sent to SGS de México Laboratory (preparation and analysis) located in Durango, México. As of Mid-August, Endeavour changed its main laboratory to ALS Minerals located in Zacatecas, México. After preparation, samples are shipped to the ALS Laboratory in Vancouver, Canada, for analysis.

Drilling was conducted by Versa Perforaciones S.A. de CV ("Versa"); two Versa drill rigs in operation. Versa is a contract drilling company and is independent of EDR.

10.4.1 El Curso

In 2021, EDR continued to drill the El Curso property, with the objective infill and extend the structure at depth and along strike (N-S).

Table 10-2 show the details of the underground drilling program carried out in the El Curso area during 2021, using one Versa drill rig, totaling 12,267.10m in 46 holes and 2,416 samples submitted for analysis to SGS and/or ALS Laboratories.

Figures 10-2 & 10-3 show photographs of the Versa drill rig placed in station to test the Santa Cruz vein in the El Curso property.

Table 10-2  2020 Drilling Summary, El Curso

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
UCM-46	224 º	(-)14	HQ	186.00	10/01/2021	14/01/2021
UCM-47	207 º	(-)12.5	HQ	177.00	14/01/2021	18/01/2021
UCM-48	193 º	(-)20.5	HQ	201.00	19/01/2021	22/01/2021
UCM-49	227 º	(-)10	HQ	222.00	22/01/2021	29/01/2021
UCM-50	189 º	(-)8	HQ	180.00	23/01/2021	27/01/2021
UCM-51	172 º	(-)7	HQ	186.00	27/01/2021	01/02/2021
UCM-52	225 º	(-)19	HQ	261.00	29/01/2021	06/02/2021
UCM-53	224 º	(-)33	HQ	234.00	01/02/2021	06/02/2021
UCM-54	225 º	(-)25.5	HQ	288.50	06/02/2021	23/02/2021
UCM-55	227 º	(-)38	HQ	273.00	06/02/2021	19/02/2021
UCM-56	237 º	(-)37.5	HQ	280.50	19/02/2021	01/03/2021
UCM-57	215 º	(-)18	HQ	273.00	23/02/2021	03/03/2021
UCM-58	207 º	(-)36	HQ	276.00	01/03/2021	08/03/2021
UCM-59	222 º	(-)30	HQ	339.00	04/02/2021	17/03/2021
UCM-60	194 º	(-)33.5	HQ	276.00	09/03/2021	15/03/2021
UCM-61	240 º	(-)12.5	HQ	192.00	15/03/2021	19/03/2021
UCM-62	179 º	(-)31.5	HQ	309.00	19/03/2021	26/03/2021
UCM-63	190 º	(-)26	HQ	270.00	27/03/2021	02/04/2021
UCM-64	200 º	(-)33	HQ	276.00	02/04/2021	09/04/2021
UCM-65	213 º	(-)35	HQ	270.00	10/04/2021	16/04/2021
UCM-66	197 º	(-)37	HQ	351.00	16/04/2021	26/04/2021
UCM-67	204 º	(-)40	HQ	351.00	26/04/2021	04/05/2021

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Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
UCM-68	213 º	(-)41	HQ	327.00	04/05/2021	11/05/2021
UCM-69	222 º	(-)42	HQ	330.00	12/05/2021	20/05/2021
UCM-70	193 º	(-)40	HQ	330.00	22/05/2021	31/05/2021
UCM-71	208 º	(-)43	HQ	330.00	31/05/2021	07/06/2021
UCM-72	201 º	(-)47	HQ	387.00	08/06/2021	18/06/2021
UCM-73	225 º	(-)47	HQ	432.00	21/06/2021	30/06/2021
UCM-74	207 º	(-)45	HQ	400.50	01/07/2021	10/07/2021
UCM-75	228 º	(-)52	HQ	484.50	12/07/2021	03/08/2021
UCM-76	215 º	(-)10	HQ	240.00	11/08/2021	17/08/2021
UCM-77	206 º	(-)10.5	HQ	252.00	17/08/2021	26/08/2021
UCM-78	237 º	(-)18	HQ	237.00	26/08/2021	01/09/2021
UCM-79	250 º	(-)18.5	HQ	273.00	01/09/2021	09/09/2021
UCM-80	251 º	(-)24	HQ	292.00	09/09/2021	17/09/2021
UCM-81	237 º	(-)26	HQ	287.00	17/09/2021	27/09/2021
UCM-82	237 º	(-)31.5	HQ	340.50	27/09/2021	07/10/2021
UCM-83	231 º	(-)27	HQ	310.60	09/10/2021	20/10/2021
UCM-84	244 º	(-)28	HQ	291.00	20/10/2021	29/10/2021
UCM-85	195 º	(-)18	HQ	161.50	01/11/2021	08/11/2021
UCM-86	209 º	(-)26	HQ	154.50	09/11/2021	14/11/2021
UCM-87	227 º	(-)26.5	HQ	151.50	15/11/2021	23/11/2021
UCM-88	195 º	(-)29	HQ	178.50	25/11/2021	01/12/2021
UCM-89	213 º	(+)1	HQ	135.00	03/12/2021	07/12/2021
UCM-90	209 º	(+)34	HQ	111.00	07/12/2021	10/12/2021
UCM-91	215 º	(-)20	HQ	159.00	10/12/2021	14/12/2021
			Total	12,267.10

Figures 10-2 & 10-3  Versa drill rig in station for drill holes UCM-50 and UCM-79

In 2021, all drill holes were drilled from the footwall, using six drill stations, to define the Santa Cruz vein within the El Curso property. The Santa Cruz vein occurs between the previously mined Porvenir 4 orebody and the Milache orebody which is currently being mined.

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The drilling campaign conducted during 2021 was focused on expansion of the El Curso orebody along strike and at depth, over an area of 700m long by 300m deep (in a grid of approximately 40m centres), between elevations 2,000 and 2,300 masl and between sections 7,700N and 8,400N. The orebody it's still open to depth and to the southeast towards the Porvenir 4.

Overall, the results show high grade silver-gold mineralization and the excellent drill results in the southeast. Further drilling to define the junction between El Curso and Porvenir 4 orebodies, between the elevations 2,100 and 2,300 masl and between sections 7,550N and 7,750N is warranted.

The continuity between the Milache and El Curso mines was established through previous drilling despite some low-grade results. Other weakly mineralized areas include a shallow section between 8,100N and 8,400N, and 60m below the ramp, and a deep intersect at 1,925 masl which encountered a fault zone and a narrow veinlet of 0.35 m, with no values of interest.

The Santa Cruz vein mainly consists of white and gray quartz, with smaller amounts of calcite and/or quartz-fluorite or quartz-calcite. Breccia textures are predominantly observed, while the central part of the vein shows massive-banded textures. Structurally, the vein is hosted in andesites in the south-central part of this area and towards the north, close to the limits with the Milache area the structure is in the contact of conglomerate and andesite.

Common minerals observed include, quartz, calcite, fluorite, rhodonite, rhodochrosite, traces of barite, sulfides such as pyrite, chalcopyrite, traces of galena and silver sulfosalts. In the parts where the Santa Cruz fault is close to the vein, minerals such as sericite and other clays are common. Hematite, siltstone and sometimes manganese occur in shallow, near surface sections of core.

Significant results from the Santa Cruz vein are shown in Table 10-4.

Table 10-3 shows the summary of the results of the underground drilling program carried out in the El Curso area during 2021. The impacts of the Santa Cruz vein are shown in the vertical longitudinal section in Figure 10-4; and typical cross section in Figure 10-5

Table 10-3 2021 Drilling Results, El Curso

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
UCM-46	Santa Cruz Vein	138.15	140.35	2.20	1.6	27	1.5
	Santa Cruz Composite	139.00	140.35	1.35	1.0	39	2.4
	Including	139.00	139.65	0.65	0.5	18	3.7
UCM-47	Santa Cruz Vein	133.60	139.35	5.75	3.9	1,723	2.2
	Santa Cruz Composite	133.60	138.50	4.90	3.3	2,014	2.5
	Including	136.10	136.85	0.75	0.5	4,223	4.2
UCM-48	Santa Cruz Vein	152.70	158.40	5.70	3.2	3,377	22.1
	Santa Cruz Composite	151.70	159.00	7.30	4.1	2,753	17.4
	Including	157.80	158.40	0.60	0.3	18,752	160.6
UCM-50	Santa Cruz Vein	131.20	135.30	4.10	2.6	3,464	4.3
	Including	133.70	134.10	0.40	0.3	19,390	25.7

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Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
UCM-51	Santa Cruz Vein	148.00	149.70	1.70	0.7	234	0.6
	Santa Cruz Composite	148.00	151.15	3.15	1.4	235	0.5
	Including	148.00	148.80	0.80	0.3	328	0.9
UCM-53	Santa Cruz Vein	208.00	208.25	0.25	0.2	952	3.5
	Santa Cruz Composite	207.00	208.80	1.80	1.1	179	0.6
	Including	208.00	208.25	0.25	0.2	952	3.5
UCM-54	Santa Cruz Vein	247.00	251.25	4.25	2.3	76	0.2
	Santa Cruz Composite	249.20	250.70	1.50	1.0	146	0.3
	Including	249.95	250.70	0.75	0.5	213	0.5
UCM-55	Santa Cruz Vein	225.00	234.40	9.40	5.0	333	0.7
	Santa Cruz Composite	230.25	236.00	5.75	3.0	511	1.1
	Including	232.45	233.30	0.85	0.5	856	1.8
UCM-56	Santa Cruz Vein	253.85	263.00	9.15	4.8	379	0.9
	Santa Cruz Composite	253.30	262.05	8.75	4.6	401	0.9
	Including	257.45	258.20	0.75	0.4	887	2.1
UCM-57	Santa Cruz Vein	238.55	243.25	4.70	3.3	251	0.5
	Santa Cruz Composite	239.25	243.25	4.00	2.9	275	0.5
	Including	240.50	241.05	0.55	0.3	741	2.1
UCM-58	Santa Cruz Vein	219.40	223.95	4.55	2.4	1,133	2.7
	Santa Cruz Composite	220.65	225.40	4.75	2.6	1,120	2.7
	Including	222.00	222.75	0.75	0.4	2,936	8.1
	Hw Santa Cruz Vein	233.35	235.20	1.85	1.0	341	0.8
	Hw Santa Cruz Composite	233.35	237.90	4.55	2.4	388	0.8
	Including	235.85	236.45	0.60	0.3	1,165	2.0
UCM-59	Santa Cruz Vein	304.00	308.85	4.85	2.6	882	1.3
	Santa Cruz Composite	304.85	308.45	3.60	2.0	1,180	1.8
	Including	305.35	305.80	0.45	0.2	5,832	7.3
UCM-60	Santa Cruz Vein	222.20	228.75	6.55	2.3	90	0.2
	Santa Cruz Composite	222.60	225.90	3.30	1.2	115	0.2
	Including	223.10	223.85	0.75	0.3	188	0.2
UCM-62	Santa Cruz Vein	259.25	265.25	6.00	1.9	105	0.4
	Santa Cruz Composite	258.10	261.90	3.80	1.2	153	0.4
	Including	260.70	261.25	0.55	0.2	184	1.0
UCM-63	Santa Cruz Vein	202.95	220.50	17.55	6.9	759	1.9
	Including	210.70	211.35	0.65	0.3	4,292	9.6
UCM-64	Santa Cruz Vein	226.60	233.35	6.75	2.9	131	0.4
	Santa Cruz Composite	226.60	229.65	3.05	1.3	210	0.6
	Including	226.60	227.15	0.55	0.2	301	0.8
UCM-65	Santa Cruz Vein	219.50	226.05	6.55	2.9	620	1.5
	Santa Cruz Composite	219.50	225.00	5.50	2.5	736	1.8
	Including	222.85	223.40	0.55	0.2	1,973	5.1
UCM-66	Santa Cruz Vein	304.15	316.80	12.65	4.5	365	1.1
	Santa Cruz Composite	306.90	314.50	7.60	2.7	550	1.6
	Including	311.30	312.10	0.80	0.3	1,376	3.6
UCM-67	Santa Cruz Vein	295.15	310.20	15.05	5.0	826	1.3
	Santa Cruz Composite	295.15	304.80	9.65	3.2	1,254	2.0
	Including	301.90	302.60	0.70	0.2	2,690	3.6
UCM-68	Santa Cruz Vein	278.65	283.90	5.25	2.3	250	0.4
	Santa Cruz Composite	280.50	283.90	3.40	1.5	374	0.6
	Including	282.95	283.90	0.95	0.4	887	1.2

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Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
UCM-69	Santa Cruz Vein	292.50	300.50	8.00	3.0	236	0.6
	Santa Cruz Composite	295.15	300.50	5.35	2.0	338	0.8
	Including	297.70	298.25	0.55	0.2	567	1.6
UCM-71	Santa Cruz Vein	284.60	288.20	3.60	1.5	34	0.1
	Santa Cruz Composite	281.45	285.25	3.80	1.6	187	0.5
	Including	282.10	282.70	0.60	0.2	550	1.8
	Hw Santa Cruz Vein	294.80	298.70	3.90	1.6	95	0.1
	Hw Santa Cruz Composite	296.40	298.70	2.30	1.0	155	0.2
	Including	297.00	297.80	0.80	0.3	274	0.4
UCM-74	Santa Cruz Vein	362.10	368.10	6.00	2.0	103	0.3
	Santa Cruz Composite	363.85	367.25	3.40	1.1	156	0.5
	Including	365.30	366.00	0.70	0.2	372	1.3
UCM-80	Santa Cruz Vein	256.35	264.00	7.65	4.3	888	3.0
	Santa Cruz Composite	260.60	264.00	3.40	1.9	1,977	6.6
	Including	261.90	262.65	0.75	0.4	5,320	15.4
UCM-84	Santa Cruz Vein	260.30	261.85	1.55	0.9	309	0.6
	Including	261.20	261.85	0.65	0.4	578	1.1
UCM-85	Santa Cruz Vein	122.60	129.30	6.70	4.5	159	0.5
	Santa Cruz Composite	126.20	129.30	3.10	2.1	296	0.9
	Including	127.65	128.50	0.85	0.6	366	1.2
UCM-86	Santa Cruz Vein	131.25	136.70	5.45	3.6	406	0.8
	Santa Cruz Composite	130.40	136.70	6.30	4.2	428	0.9
	Including	131.25	131.85	0.60	0.4	2,110	4.1
UCM-88	Santa Cruz Vein	156.10	162.30	6.20	3.3	73	0.0
	Santa Cruz Composite	156.85	158.95	2.10	1.1	116	0.1
	Including	157.60	158.20	0.60	0.3	137	0.1
UCM-89	Santa Cruz Vein?	80.00	83.15	3.15	2.6	168	0.3
	Santa Cruz Composite	81.80	83.15	1.35	1.1	272	0.6
	Including	81.80	82.50	0.70	0.6	321	0.5
UCM-90	Santa Cruz Vein	68.35	75.00	6.65	6.5	345	0.9
	Santa Cruz Composite	68.35	75.80	7.45	7.3	324	0.8
	Including	70.85	71.75	0.90	0.9	979	2.8
UCM-91	Santa Cruz Vein	113.00	119.50	6.50	4.0	399	0.9
	Santa Cruz Composite	113.00	124.75	11.75	7.2	323	0.6
	Including	115.30	116.05	0.75	0.5	1,225	2.6

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Figure 10-4  Longitudinal Section (looking NE) showing intersection points on Santa Cruz vein in the El Curso area

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Figure 10-4  Schematic Cross Section 8,070N, El Curso

10.4.2 Santa Cruz Sur

In 2021, an underground drilling campaign was carried out at the Santa Cruz Sur mine, with the objective of defining the lateral and vertical extension of the deep part of the mineralized body, below the last level of the current development.

The underground drilling program included a total of 3,060 m in 14 holes and 1,019 samples collected and submitted for analysis to the commercial laboratory SGS, in Durango, México. Details of the holes drilled in the Santa Cruz Sur area are shown in Table 10-4.

One Versa drill rig in operation (Figures 10-6 & 10-7).

Table 10-4  2021 Drilling Summary, Santa Cruz Sur

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
SCSU-01	355 º	-25 º	HQ	189.00	20/03/2021	27/03/2021
SCSU-02	73 º	-48 º	HQ	144.00	29/03/2021	31/03/2021
SCSU-03	96 º	-43 º	HQ	169.50	01/04/2021	07/04/2021
SCSU-04	106 º	-35 º	HQ	195.00	08/04/2021	16/04/2021
SCSU-05	71 º	-53 º	HQ	228.00	19/04/2021	27/04/2021
SCSU-06	45 º	-68 º	HQ	297.00	27/04/2021	06/05/2021
SCSU-07	89 º	-59 º	HQ	297.00	07/05/2021	14/05/2021
SCSU-08	98 º	-44 º	HQ	270.00	14/05/2021	22/05/2021

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SCSU-09	71 º	-62 º	HQ	211.50	22/05/2021	02/06/2021
SCSU-10	15 º	-59 º	HQ	234.00	02/06/2021	07/06/2021
SCSU-11	35 º	-51 º	HQ	186.00	07/06/2021	15/06/2021
SCSU-12	15 º	-34 º	HQ	192.00	15/06/2021	23/06/2021
SCSU-13	35 º	-63 º	HQ	219.00	23/06/2021	29/06/2021
SCSU-14	83 º	-48 º	HQ	228.00	29/06/2021	05/07/2021
			Total	3,060.00

Figures 10-5 & 10-6  Versa drill rig in station for drill holes SCSU-04 and SCSU-14

The drill holes were distributed in an area of 200m long by 160m deep (in a grid of approximately 40m centres) and were drilled from the hanging wall, using two drill stations located in the cross-cut 2104. The results were overall positive and defined the roots of the orebody around elevation 1,970masl.

Significant results from the Santa Cruz vein include: 326 g / t Ag & 1.3 g / t Au over 1.7m true width (tw) in SCSU-01; 533 g / t Ag & 1.1 g / t Au over 2.6m tw in SCSU-02; 608 g / t Ag & 1.4 g / t Au over 1.9m tw in SCSU-04; 1,450 g / t Ag & 4.4 g / t Au over 3.2m tw in SCSU-11 (including a sample with 4,568 g / t Ag & 8.0 g / t Au over 0.3m tw); 341 g/t Ag & 1.5 g/t Au over 1.3m tw in SCSU-12; and 193 g/t Ag & 0.3 g/t Au over 2.2m tw in hole SCSU-14.

The summary of the significant results of the drilling campaign carried out during 2021 in the Santa Cruz Sur mine area are shown in Table 10-5. The impacts of the Santa Cruz vein are shown in the vertical longitudinal section in Figure 10-8; and typical cross section in Figure 10-9.

Table 10-5  2021 Significant Drilling Results, Santa Cruz Sur

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
SCSU-01	Santa Cruz Vein	94.30	107.20	12.90	4.4	166	0.6
	Santa Cruz Composite	98.50	103.60	5.10	1.7	326	1.3
	Including	99.30	100.10	0.80	0.3	650	3.4
SCSU-02	Santa Cruz Vein	94.05	99.75	5.70	4.3	333	0.7
	Santa Cruz Composite	95.20	98.60	3.40	2.6	533	1.1
	Including	95.20	96.05	0.85	0.6	1,290	1.7

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Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
SCSU-03	Santa Cruz Vein	120.95	125.95	5.00	3.5	62	0.1
	Santa Cruz Composite	122.85	124.50	1.65	1.2	120	0.2
	Including	123.50	124.50	1.00	0.7	148	0.2
SCSU-04	Santa Cruz Vein	158.75	162.05	3.30	2.2	518	1.2
	Santa Cruz Composite	159.30	162.05	2.75	1.9	608	1.4
	Including	159.80	160.30	0.50	0.3	1,037	2.3
SCSU-05	Santa Cruz Vein	156.30	158.75	2.45	2.0	83	0.2
	Santa Cruz Composite	157.05	158.40	1.35	1.1	109	0.2
	Including	157.85	158.40	0.55	0.5	130	0.4
SCSU-08	Santa Cruz Vein	224.90	227.70	2.80	2.1	66	0.1
	Santa Cruz Composite	224.90	226.25	1.35	1.0	95	0.1
	Including	225.80	226.25	0.45	0.3	111	0.1
SCSU-10	Santa Cruz Vein	179.85	181.45	1.60	0.8	43	1.3
	Santa Cruz Composite	179.10	180.95	1.85	1.0	52	2.1
	Including	179.85	180.30	0.45	0.2	63	4.2
SCSU-11	Santa Cruz Vein	137.05	139.00	1.95	1.5	2,317	6.6
	Santa Cruz Composite	136.50	140.65	4.15	3.2	1,450	4.4
	Including	138.60	139.00	0.40	0.3	4,568	8.0
SCSU-12	Santa Cruz Projection	136.00	138.10	2.10	1.3	341	1.5
	Including	136.00	136.80	0.80	0.5	672	3.1
SCSU-14	Santa Cruz Vein	175.00	177.05	2.05	1.6	121	0.2
	Santa Cruz Composite	173.35	176.10	2.75	2.2	193	0.3
	Including	173.35	174.20	0.85	0.7	218	0.3

Figure 10-7  Longitudinal Section (looking NE) showing intersection points on Santa Cruz vein in the Santa Cruz Sur area

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Figure 10-8  Schematic Cross Section 2.5S, Santa Cruz Sur

11. SAMPLE PREPARATION, ANALYSES AND SECURITY

The sample data relied upon during completion of the mineral resource and reserve estimates presented in this report are from diamond drill core and underground chip channel samples.

11.1 Methods

11.1.1 Underground Sampling

Sampling intervals in each channel range from about 0.3m to 2.5m, with most in the 0.5m to 1.5m range. EDR's geologists use geological criteria to select sample intervals. Quartz vein material is separated from hanging wall and footwall horizons, and internal vein samples are broken out by texture type. Three principal types of vein textures are recognized: (a) massive, (b) banded and (c) brecciated. As much as possible, vein samples are selected to represent mineralization episodes.

Mine samples are collected principally for grade control purposes but are also used to build up a channel sample database for resource estimation purposes. Samples are collected from sill-development and in stopes. Sill-development samples are taken from the face on a blast-by-blast basis. All sampling starts from the footwall and proceeds towards the hanging wall, with sample limits based on geological contacts. In stopes, and in sill development if time permits, samples are taken from the back and footwall sidewall. In general, footwall waste samples are not taken systematically, although at least one footwall sample is normally taken in a sampling session, depending on wherever the footwall is veined or sulfide rich. If the vein or breccia is present in the footwall sidewall, it is sampled. Side-wall channel samples are measured vertically, whilst back samples are measured horizontally. Spacing between channels is generally at 3.0 m intervals but can be increased to 5 m intervals in areas where the geology and grade distribution are well known. Samples are taken using a hammer and chisel.

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Sample locations underground are measured from a known reference point, usually an identified topographic control point installed by EDR surveyors. All grade control samples are bagged in heavy duty polyurethane bags with a commercially prepared sample ticket inserted in the bag, and the sample number marked on the bag exterior with marker pen. All sample information is noted in a field notebook and later transferred to daily information sheets in the office. Basic sample information is also noted on sample ticket slips which are stored in the mine geology department office.

11.1.2 Exploration Sampling

EDR's exploration staff are responsible for regional and mine exploration within the Guanaceví mining district, including the management, monitoring, surveying, and logging of surface and underground diamond drilling.

Regardless of which program the core comes from, the process is the same. Core from diamond drilling is placed in boxes which are sealed shut at the drill site. EDR personnel transport the core to the core facility. Sample handling at the core facility follows a standard general procedure, during which depth markers are checked and verified; the outside of the boxes are labeled with interval information; core is washed and photographed; and the recovery and modified rock quality designation (RQD) are logged for each drillhole.

All EDR's surface and underground exploration drillholes are processed at the exploration core facility.

A cutting line is drawn on the core with a colored pencil, and sample tags are stapled in the boxes or denoted by writing the sample number with a felt tip pen.

11.2 Sample Preparation and Analysis

11.2.1 Underground Channel Samples

Mine production sampling including plant feed samples and doré, are sent to EDR's in-house Metalurgica Guanaceví (MG) assay laboratory. The MG laboratory has been ISO certified most recently in Nov 2021 and this remains valid for a period of 3 years. The MG Lab is set up in a single facility at the Guanaceví mine with separate enclosed sections for sample preparation, fire assay with gravimetric finish, and atomic absorption facilities. The facilities are located within the Guanaceví plant compound and operate 24 hours per day.

Grade control channel samples, which are used for stope-based reserve estimates, are prepared and analyzed at the in-house laboratory. The sample preparation procedure for samples is as follows: Samples are received and checked in by laboratory staff; moist samples are dried for 2 to 4 hours; otherwise samples are crushed to -½ inch in a primary jaw crusher; samples are split using a 1 inch or ½ inch Jones splitter; 100 to 150 g of sample is retained for pulverizing and is put in a metal tray, along with a pulp envelope; remaining coarse rejects are returned to their original bag along with the sample ticket and stored; the 150 g crushed sample is then dried at a temperature of 100° C. The dried sample is pulverized in a ring pulverizer to -80 mesh; the pulverized sample is stored in a numbered envelope. The procedures for the mine channel sample preparation have been the same since 2008.

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11.2.2 Exploration Drilling

All exploration drill core is transported under supervision of EDR's geologists to a secure core storage facility at the Santa Cruz mine site. Sampling procedures typically begin with splitting by either a wheel-driven manual splitting device or an electric diamond-bladed core saw. The wheel-driven manual splitting device is generally used only when the core is badly broken-up and cannot be effectively cut by the diamond-bladed core saw. One half of the core is replaced in the original core box with depth markers, and the other half is bagged with sample tickets and recorded in the sample record. Once samples are bagged, they are transported to an outside laboratory using industry standard chain of custody procedures.

During 2021, all EDR's exploration samples of rock and drill core were bagged and tagged at the Guanaceví warehouse. From January to August 2021, samples were sent to the SGS preparation and analysis laboratory in Durango, Mexico. As of Mid-August, EDR changed its main laboratory to the ALS preparation facility in Zacatecas, Mexico, then shipped to the ALS laboratory in Vancouver, Canada, for analysis.

At the SGS laboratory, upon arrival, all the samples are logged into the laboratory's tracking system (LOG-02). The sample is dried at 105 +/-5°C, if received wet or if requested by client. Drying temperatures can vary based on client specific requests or when mercury determination is requested. Samples are then crushed to reduce the sample size to typically 2mm/10meshes (9 mesh Tyler), then split via a riffle splitter continuously to divide the sample into typically a 250g sub-sample for analysis and the remainder is stored as a reject. A rotary sample divider may also be used to split the sample. Pulverizing is done using pots made of either hardened chrome steel or mild steel material. Crushed material is transferred into a clean pot and the pot is placed into a vibratory mill. Samples are pulverized to typically 75 microns/200 mesh or otherwise specified by the client.

Upon arrival at the ALS preparation facility, all the samples are logged into the laboratory's tracking system (LOG-22). Then the entire sample is weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm (-10 mesh). The sample is then split through a riffle splitter and a 250-g split is then taken and pulverized to 85% passing 75 microns (-200 mesh).

The analysis procedures are summarized in Tables 11-1 and 11-2.

Table 11-1  SGS Summary of Analysis Procedures

Sample Type	Element	Description	Lower Detection Limit	Upper Detection Limit	SGS Code
Core / Rock	Au	Fire Assay and AAS finish	0.005 ppm	10 ppm	GE_FAA313
	Multi-elements (34 Elements)	Aqua Regia and ICP-OES Finish	2 ppm Ag / 1 ppm Cu / 4 ppm Pb/ 5 ppm Zn	100 ppm Ag / 10,000 ppm Cu, Pb and Zn	GE_ICP14B
	Over limit Au, Ag (Samples >10ppm Au GE_FAA313 & >100ppm Ag GE_ICP14B)	Fire Assays and Gravimetric Finish	0.5 ppm Au/	1,000 ppm Au /	GO_FAG303

			10 ppm Ag	10,000 ppm Ag	GO_FAG313
	Over limit Multi-elements	Sodium Peroxide Fusion and ICP-OES Finish	0.01% Cu / 0.01% Pb / 0.01% Zn	30% Cu / 30% Pb / 30% Zn	GO_ICP90Q

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Table 11-2  ALS Summary of Analysis Procedures

Sample Type	Element	Description	Lower Detection Limit	Upper Detection Limit	ALS Code
Core / Rock	Au	Fire Assay and AA analysis	0.005 ppm	10 ppm	AUAA23
	Multi-elements (35 Elements)	Aqua Regia and ICP-AES Finish	0.2 ppm Ag / 1 ppm Cu / 2 ppm Pb/ 2 ppm Zn	100 ppm Ag / 10,000 ppm Cu, Pb and Zn	ME-ICP41
	Over limit Au, Ag (Samples >10ppm Au AUAA23 & >100ppm Ag ME-ICP41)	Fire Assays and Gravimetric Finish	0.05 ppm Au/	1,000 ppm Au /	AU-GRA21
			5 ppm Ag	10,000 ppm Ag	AG-GRA21
	Over limit Multi-elements	Aqua Regia and ICP-AES Finish	0.001 % Cu / 0.001% Pb / 0.001% Zn	40% Cu / 20% Pb / 30% Zn	OG46

SGS is an independent, ISO-certified, analytical laboratory company which services the mining industry around the world. SGS employs a rigorous quality control system in its laboratory methodology as well as a system of analytical blanks, standards and duplicates.

SGS Minerals Services in Durango is accredited by the Standards Council of Canada (SCC) for specific mineral tests listed on the scope of accreditations to the ISO/IEC 17025 standard. The methods FAA313, GE_ICP14B, FAG313, FAG303 and ICP90Q are currently listed on the scope. ISO/IEC addresses both the quality management system and the technical aspects of operating a testing laboratory. Additional details are listed on the SCC website www.scc.ca.

ALS is an independent analytical laboratory company which services the mining industry around the world. ALS is also an ISO-certified laboratory that employs a rigorous quality control system in its laboratory methodology as well as a system of analytical blanks, standards and duplicates. Details of its accreditation, analytical procedures and QA/QC program can be found at http://www.alsglobal.com.

11.3 Quality Control / Quality Assurance (QA/QC) program

QA/QC processes are divided into two separate programs. One for in mine channel grade control samples which have only a minor influence on the resource and reserve calculations at the end of each year as only the most recent samples at the margins of developed and mined areas influence the block model. The exploration drilling and sampling follows a separate QA/QC regime.

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11.3.1 Underground Channel Sample QA/QC

To monitor the sampling, preparation and assaying process EDR has established a QA/QC program, in an effort to control or minimize possible errors, including the use of duplicate, blanks, standards and cross checks.

The QA/QC protocol for production samples involves repeat assays on pulp and coarse reject material, along with in-house prepared blanks and control samples. No commercially available standards were used in 2020 as part of the Geology Department QA/QC program however, the laboratory does use these as part of its internal QA/QC monitoring process (as well as its own blanks). EDR creates standards in-house using selected pulp rejects which are prepared by a third-party laboratory. Roughly 3% to 5% of production grade control sample are submitted for re-assay.

11.3.1.1 Blank Performance

In August 2009, the geology department began collecting and sending blanks along with production samples. This practice is ongoing. Currently, blanks are inserted at a frequency of approximately 1 sample per day. Blanks are collected as run-of-mine material from waste headings such as the development ramps. These samples are usually of sufficiently low silver grade to be useful in detecting laboratory errors such as sample swaps and contamination, however, there is always the possibility that the samples will contain anomalous values. Blanks are submitted blind, that is, they are inserted into the sample stream using the same sample sequence and identifiers as any other sample collected.

Results of the blank assays are shown in Figures 11-1 and 11-2. Approximately 2.5% of the 550 samples sent for assay in 2020 returned silver grades greater than 20 times the detection for silver and 4.5% were between 5 and 20 times the detection limit for silver. Sample values less than 25 g/t (5x detection) are considered acceptable.

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Figure 11-1  Production Samples Blank Analysis for Silver

Gold values were slightly better with only 1.5% of the 358 samples sent for assay returning gold grades greater than 20 times the detection, and 3.3% between 5 and 20 times the detection limit for gold. Sample values less than 0.15 g/t (5x detection) are considered acceptable.

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Figure 11-2  Production Samples Blank Analysis for Gold

11.3.1.2 Precision Demonstrated by Duplicate Results

Maximum-minimum scatter plots for duplicate samples are shown in Figure 11-3 through Figure 11-8. In general, results of the duplicate re-assays indicate a good correlation for silver and moderate to poor correlation for gold. Acceptable variance for pulp duplicates is 10%. Silver pulps show a 11% failure rate while gold shows a 23% failure rate.

Acceptable variance rate for coarse reject duplicates is 20%. Silver rejects show a 28% failure rate while gold shows a 24% failure rate.

Finally, variance for mine re-sample duplicates is 30%. Silver duplicates show a 46% failure rate while gold shows a 28% failure rate.

Silver pairs with a mean value of 10x the detection limit were excluded. Gold pairs with a mean value of 15x the detection limit was excluded. The higher failure rate may be caused by low precision near the origin. Eliminating pairs that are close to detection will reduce the failure rate.

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Figure 11-3  Silver Pulp Duplicates

Figure 11-4  Gold Pulp Duplicates

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Figure 11-5  Silver Reject Duplicates

Figure 11-6  Gold Reject Duplicates

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Figure 11-7  Silver Field Duplicates

Figure 11-8  Gold Field Duplicates

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11.3.1.3 Mine Standard Reference Material

No mine standards are used in the grade control sampling QA/QC program at Guanacevi.

11.3.1.4 Accuracy Demonstrated by Check Assays

Check assaying is performed to check the precision and accuracy of the primary laboratory, and to identify errors due to sample handling. Check assaying consists of sending pulps and rejects to a secondary lab for analysis and comparison against the primary lab.

For the mine grade control sampling no check assays were sent to secondary labs for analysis in 2020.

11.3.2 Summary of the 2017 to 2020 Surface and Underground Exploration Programs

A summary of the surface and underground drilling programs carried out during 2017 to 2020 is described below.

The protocols and procedures are the same as those used by EDR to date and are shown in chapter 11.3.3.

The summary of the control samples used during these programs is shown in Table 11-3.

Table 11-3 Summary of Control Samples Used for Exploration Programs from 2017 to 2020

Samples	2017		2018		2019		2020
	No. of Samples	Percentage (%)	No. of Samples	Percentage (%)	No. of Samples	Percentage (%)	No. of Samples	Percentage (%)
Duplicate	106	5.1%	85	5.2%	106	4.8%	51	4.2%
Blank	121	5.8%	95	5.8%	112	5.1%	60	5.0%
Standard	108	5.2%	81	4.9%	94	4.3%	58	4.8%
Normal	1978	94.8%	1568	95.1%	1,883	85.8%	1,036	86.0%
Total	2086	100%	1649	100%	2,195	100%	1,205	100%
Cross Check	122	5.8%	87	5.3%	115	5.2%	64	5.3%

In general, the QA/QC programs had acceptable behaviors, a summary of the blanks, duplicate, standard reference material and check assays is described below:

For blanks, from 2017 to 2020, only one sample returned outside the upper limit during the 2017 QA/QC program, but is not associated to a mineralized zone, and the value is not significant comparing the contiguous samples in the hole.

During the 2017 and 2018 programs, graphical analysis of the duplicate samples showed moderate correlation coefficients for gold (0.6 & 0.5). As most values are near the detection limit, any variation between the original and duplicate value is magnified, however, the correlation coefficients for silver are good to high (0.84 & 0.93). Correlations coefficients for the 2019 and 2020 programs are excellent for both gold and silver (>0.91).

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The standard reference materials used during EDR's drilling programs (2017 to 2020) are described in Table 11-4.

Table 11-4 Summary of the Standard Reference Material Samples Used During the EDR's Drilling Programs (2017 to 2019) at Guanacevi

Year	Reference Standard	Reference Number	Reference Source	Control Limits
				Certified Mean Value Au (g/t)	Certified Mean Value Ag (g/t)	Re-calculated Mean Value Au (g/t)	Re-calculated Mean Value Ag (g/t)
2017	edr-39	CDN-ME-1305	Cdn Resource Lab	1.92	231	1.90	227
	edr-43	CDN-ME-1307	Cdn Resource Lab	1.02	54	1.02	55
	edr-44	CDN-ME-1407	Cdn Resource Lab	2.12	245	2.12	240
2018	edr-46	CDN-ME-1413	Cdn Resource Lab	1.01	52	1.03	52.13
	edr-47	CDN-ME-1604	Cdn Resource Lab	2.51	299	2.59	302.72
2019	edr-46	CDN-ME-1413	Cdn Resource Lab	1.01	52.2	1.02	52.51
	edr-49	CDN ME-1605	Cdn Resource Lab	2.85	269	2.83	271.64
2020	edr-46	CDN-ME-1413	Cdn Resource Lab	1.01	52.2	NA	NA
	edr-49	CDN ME-1605	Cdn Resource Lab	2.85	269	NA	NA
	edr-51	CDN ME-1806	Cdn Resource Lab	3.425	365	3.40	374.62

NA= Not Applicable

EDR's general rules for the Standard Samples and the required actions are described in Table 11-5.

Table 11-5 General Rules for Standard Samples.

Value	Status	Mineralized Zone	Action
< 2 SD	Acceptable	N/A	No action required
< 2 - 3 SD from CL	Acceptable	N/A	No action required
(Single result; not consecutive)
< 2 - 3 SD	Warning	YES	Re-Analyze samples
(Two or more consecutive samples)		NO	No action required
> 3 SD	Warning	YES	Re-Analyze samples
(Single result; not consecutive)		NO	No action required
> 3 SD	Failure	N/A	Re-Analyze samples
(Consecutive Samples)

N/A    Not Applicable

Results of each standard are reviewed separately and the analysis of the behavior of these materials and the taken actions are summarized in Table 11-6.

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Table 11-6 Summary of Analysis of Standard Reference Materials (2017 to 2020).

Year	Standard Reference	Element	Observations	Comments
2017	EDR-39	Au	One sample (DH56848) between plus two to three standard deviations from CL, not consecutive.	No action required
	EDR-43	Ag	Two samples (DH57914 and DH59095) between plus two to three standard deviations, not consecutive.	No action required
	EDR-44	Ag	One sample (DH58485) between plus two to three standard deviations, not consecutive.	No action required
2018	EDR-46	Au	Within established limits.	No action required
		Ag	Within established limits.	No action required
	EDR-47	Au	Within established limits.	No action required
		Ag	One sample (DH59645) between plus two to three standard deviations, not consecutive.	No action required
2019	EDR-46	Au	Within established limits.	No action required
		Ag	One sample (DH61541) between plus two to three standard deviations, not consecutive.	No action required
	EDR-49	Au	Within established limits.	No action required
		Ag	Two samples (DH61473 & DH61799) between plus two to three standard deviations, not consecutive.	No action required
2020	EDR-46	Au	Within established limits.	No action required
		Ag	One sample (DH63870) between plus two to three standard deviations from CL, not consecutive.	No action required
			One sample (DH64302) between plus two to three standard deviations from CL, consecutive with DH63910 (>3 std), mineralized zone.	Batch Re-Assayed
			One sample (DH63699) greater than 3 standard deviations, not consecutive, no mineralized zone.	No action required
			One sample (DH63910) greater than 3 standard deviations, mineralized zone.	Batch Re-Assayed
	EDR-49	Au	One sample (DH64259) greater than 3 standard deviations, not consecutive, no mineralized zone.	No action required
		Ag	Two samples (DH63890 and DH64259) between plus two to three standard deviations, not consecutive.	No action required
			Two samples (DH63643 and DH63778) greater than 3 standard deviations, not consecutive, no mineralized zone.	No action required
			One sample (DH64214) greater than 3 standard deviations, mineralized zone.	Batch Re-Assayed
	EDR-51	Au	One sample (DH64359) between plus two to three standard deviations, not consecutive.	No action required
		Ag	Three samples (DH64590, DH64678 and DH64712) between plus two to three standard deviations, not consecutive.	No action required
			Two samples (DH64338 and DH64570) greater than 3 standard deviations, not consecutive, no mineralized zone.	No action required
			Two samples (DH64381 and DH64401) greater than 3 standard deviations, consecutive.	Batchs Re-Assayed

During the 2017 to 2019 programs, all standard samples within established protocols. For the 2020 program, the recommended value showed some values of silver to be outside the tolerance limits, thus, five batches, totaling 63 samples, were re-analyzed (SGS). The scatter diagrams for silver show high correlation coefficient (>0.99), which indicates that the original values are validated.

Check analyses at a secondary laboratory showed high correlation coefficients (>0.86) for both gold and silver during the 2017 to 2020 programs.

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11.3.3 Underground Exploration (2021)

During 2021, drilling was supported by a QA/QC program to monitor the integrity of assay results. Each batch of 20 samples included one blank, one duplicate and one standard. Check assaying is also conducted at a frequency of approximately 5%. Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either the pulp or reject or both.

A total of 3,444 samples, including control samples, were submitted during Endeavour Silver's underground drilling program at Guanaceví during 2021, as shown in Table 11-7.

Until early August 2021, samples were sent to SGS de México Laboratory (preparation and analysis) located in Durango, México. A total of 2,653 samples submitted to SGS.

As of Mid-August, Endeavour changed its main laboratory to ALS Minerals located in Zacatecas, México for preparation, then shipped to the ALS Laboratory in Vancouver, Canada, for analysis. A total of 791 samples submitted to ALS.

A total of 144 pulps were also submitted for check assaying to the ALS preparation facility in Zacatecas, México and analysis at ALS Vancouver, Canada, while 43 sample pulps were submitted for check assays to ACTLABS in Zacatecas, México for preparation and analysis.

Table 11-7  Summary of Control Samples Used for the 2021 Underground Exploration Program

Samples	No. of Samples	Percentage (%)
Duplicate	155	4.5%
Blank	174	5.1%
Standard	160	4.6%
Normal	2,955	85.8%
Total	3,444	100%
Cross Check	187	5.4%

EDR's sampling process, including handling of samples, preparation, and analysis, is shown in the quality control flow sheet, Figure 11-9.

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Figure 11-9  Flow Sheet for Core Sampling, Sample Prep and Analysis

11.3.3.1 Underground Exploration Blank Performance

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used for EDR's drilling programs at the Guanacevi project comes from a non-mineralized rhyolite quarry located in the Porvenir 4 area. The results of previous sampling show that the values are near or below the detection limit and thus adequate to be used in the exploration programs. Blank samples are inserted randomly into the sample batch and given unique sample numbers in sequence with the other samples before being shipped to the laboratory.

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples, with a total of 174 blank samples (5.1%) submitted.

The control limit for Blank samples is 10 times the minimum detection limit of the assay method of the element. For gold is 0.05 ppm (SGS & ALS) and for silver 20 ppm (SGS) and 2 ppm (ALS), graphically showed 10 ppm.

EDR's general rules for the Blank Samples and the required actions are described in Table 11-8.

Graphics of Blank Samples are shown in Figures 11-10 and 11-11.

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Table 11-8    General Rules for Blank Samples

Value	Status	Mineralized Zone	Action
Blanks <10 times detection limit	Acceptable	N/A	No action required
Blanks >10 times detection limit	Warning	YES	Re-Analyze samples
		NO	No action required

Figure 11-10  Control Chart for Gold Assay from the Blank Samples Inserted into the Sample Stream

Figure 11-11  Control Chart for Silver Assay from the Blank Samples Inserted into the Sample Stream

One blank sample returned assay values above the tolerance limit for both gold and silver (DH68141), and the batch was re-assayed. Even though blank material comes from apparently a non-mineralized quarry, there is the possibility to have incipient mineralization in some samples.

Re-Assays

The recommended value showed one value of silver to be outside the tolerance limits in both gold and silver, thus, one batch, totaling 13 samples, were re-analyzed (ALS).

The scatter diagrams for gold show high correlation coefficient (>0.94), which indicates that the original values are validated. Figures 11-12 and 11-13 shows the correlation between the values of gold and silver.

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Table 11-9 show the original vs re-assays values of the re-analyzed batch.

As only one sample tested outside the recommended value and the results of the re-analysis were confirmed,  it is believed that the assay results for the drilling program are free of any significant contamination.

Table 11-9 Comparative Table of Original vs Re-assays Values.

Sample	ALS_Au	ALS_Ag	ReALS_Au	ReALS_Ag	Reference Standard
DH68135	0.49	301.0	0.47	312.0
DH68136	0.49	169.0	0.40	157.0
DH68137	0.56	294.0	0.56	284.0
DH68138	1.85	620.0	2.33	605.0
DH68139	2.64	1225.0	2.23	1240.0
DH68140	0.76	302.0	0.76	300.0
DH68141	0.07	25.9	0.01	1.4	BLANK
DH68142	1.53	432.0	1.45	444.0
DH68143	0.14	159.0	0.17	162.0
DH68144	0.18	131.0	0.08	98.2
DH68145	0.10	182.0	0.09	195.0
DH68146	0.37	462.0	0.35	474.0

Figure 11-12  Graph of the Original versus Re-Assayed Gold Samples

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Figure 11-13  Graph of the Original versus Re-Assayed Silver Samples

11.3.3.2 Precision Demonstrated by Duplicate Results

Duplicate samples were used to monitor (i) potential mixing up of samples and (ii) variability of data due to laboratory error or the lack of homogeneity of the samples.

Duplicate core samples were prepared by EDR personnel at the core storage facility at the Guanaceví mines project. Preparation first involved randomly selecting a sample interval for duplicate sampling purposes. The duplicates were then collected at the time of initial sampling. This required first splitting the core in half and cut again in half and then select the opposite quarters to be sent to the laboratory separately. The duplicate samples were ticketed with the consecutive number following the original sample. One duplicate sample was collected for each batch of 20 samples.

A total of 155 duplicate samples were taken, representing 4.5% of the total samples.

Discrepancies and inconsistencies in the duplicate sample data are resolved by re-assaying either the pulp or reject or both.

For the duplicate samples, graphical analysis shows moderate to good correlation coefficients for both gold (>0.74) and silver (>0.88). Scatter diagrams for core duplicate samples are shown in Figures 11-14 and 11-15.

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Figure 11-14 Graph of the Original versus Duplicate Sample for the Gold Assays from EDR's Guanaceví Drilling Program

Figure 11-15  Graph of the Original versus Duplicate Sample for the Silver Assays from EDR's Guanaceví Drilling Program

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11.3.3.3 Underground Exploration Standard Reference Material

EDR uses commercial reference standards to monitor the accuracy of the laboratories. Standard reference material (SRM) has been purchased from an internationally recognized company (CDN Resource Laboratories Ltd.). Each standard reference sample was prepared by the vendor at its own laboratories and shipped directly to EDR, along with a certificate of analysis for each standard purchased.

During 2021, a total of 160 standard reference samples were submitted at an average frequency of 1 for each batch of 20 samples. The standard reference samples were ticketed with pre-assigned numbers to avoid inadvertently using numbers that were being used during logging.

Four different standards were submitted and analyzed for gold and silver. The reference standards used during EDR's drilling programs are described in Table 11-10.

Table 11-10  Summary of the Standard Reference Material Samples Used During the EDR's Drilling Programs at Guanacevi

Reference Standard	Reference Number	Reference Source	Control Limits
			Certified Mean Value Au (g/t)	Certified Mean Value Ag (g/t)	Re-calculated Mean Value Au (g/t)	Re-calculated Mean Value Ag (g/t)
Edr-48	CDH-ME-1405	Cdn Resource Lab	1.30	88.8	1.34	89.52
edr-51	CDN-ME-1806	Cdn Resource Lab	3.43	365	NA	NA
edr-52	CDN ME-1811	Cdn Resource Lab	2.05	87.0	2.18	91.73
edr-54	CDN ME-1903	Cdn Resource Lab	3.04	177	3.08	188.35

NA= Not Applicable

Mean and standard deviations for all four SRM were recalibrated after 25 analysis. This is an acceptable practice to strengthen the control limits (CL) utilized in an ongoing QC program, as a larger dataset being more reliable than the smaller number of round robin results used to calculate certified values.

For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), and a lower control limit (LL) and an upper control limit (UL), as shown in Table 11-11.

Table 11-11  Basis for Interpreting Standard Sample Assays

Limit	Value
UL	Plus 2 standard deviations from the mean
CL	Recommended or calculated value (mean) of standard reference material
LL	Minus 2 standard deviations from the mean

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EDR's general rules for the Standard Samples and the required actions are described in Table 11-12.

Table 11-12 General Rules for Standard Samples.

Value	Status	Mineralized Zone	Action
< 2 SD	Acceptable	N/A	No action required
< 2 - 3 SD	Acceptable	N/A	No action required
(Single result; not consecutive)
> 3 SD	Warning	YES	Re-analyze samples
(Single result; not consecutive)		NO	No action required
> 2 SD	Warning	YES	Re-Analyze samples
(Two or more consecutive samples)		NO	No action required

N/A    Not Applicable

Results of each standard are reviewed separately and the analysis of the behavior of these materials and the taken actions are summarized in Table 11-13.

Except for the cases mentioned in Table 11-13, most values for gold and silver were found to be within the control limits, and the results are considered satisfactory. The mean of the SGS/ALS assays agrees well with the mean value of the standard.

Examples of control charts generated by EDR are shown in Figures 11-16 to 11-21 for the standard reference materials.

For the standard reference material EDR-51, only a single sample was inserted into the 2021 program, results within established limits, no graphical analysis required.

Table 11-13 Summary of Analysis of Standard Reference Materials.

Reference Standard	Element	Observations	Comments
EDR-48	Au	Two samples (DH67653 and DH67964) between plus two to three standard deviations, not consecutive.	No action required
	Ag	Two samples (DH67085 and DH68079) between plus two to three standard deviations, not consecutive.	No action required
EDR-51	Au	Within established limits.	No action required
	Ag	Within established limits.	No action required
EDR-52	Au	Within established limits.	No action required
	Ag	Within established limits.	No action required
EDR-54	Au	One sample (DH68154) greater than 3 standard deviations, mineralized zone.	Batch re-assayed
	Ag	One sample (DH66915) between plus two to three standard deviations, not consecutive.	No action required

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Figure 11-16  Control Chart for Gold Assays from the Standard Reference Sample EDR-48

Figure 11-17  Control Chart for Silver Assays from the Standard Reference Sample EDR-48

Figure 11-18  Control Chart for Gold Assays from the Standard Reference Sample EDR-52

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Figure 11-19  Control Chart for Silver Assays from the Standard Reference Sample EDR-52

Figure 11-20  Control Chart for Gold Assays from the Standard Reference Sample EDR-54

Figure 11-21  Control Chart for Silver Assays from the Standard Reference Sample EDR-54

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Re-Assays

The recommended value showed one value of gold (DH68154) to be outside the tolerance limits, thus, one batch, totaling 13 samples, were re-analyzed at ALS Laboratories.

The scatter diagrams for gold show high correlation coefficient (>0.99), which indicates that the original values are validated. Figure 11-22 shows the correlation between the values of Gold.

Note that in the batch were inserted again the corresponding standard (EDR-54) for analysis.

Table 11-14 show the original vs re-assays values of the re-analyzed batch.

Table 11-14 Comparative Table of Original vs Re-assays Values.

Sample	ALS_Au	ReALS_Au	Reference Standard
DH68148	0.41	0.43
DH68149	0.38	0.40
DH68150	0.13	0.14
DH68151	0.10	0.10
DH68152	0.07	0.07
DH68153	0.47	0.45
DH68154	2.11	3.11	EDR-54
DH68155	0.11	0.11
DH68156	0.32	0.32
DH68157	0.17	0.19
DH68158	0.23	0.23
DH68159	0.02	0.02
DH68160	0.23	0.23

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Figure 11-22  Graph of the Original versus Re-Assayed Gold Samples

11.3.3.4 Underground Accuracy Demonstrated by Check Assays

To evaluate the accuracy of the primary laboratory, EDR periodically conducts check analyses. Random pulps are selected from original core samples and send to a second laboratory to verify the original assay and monitor any possible deviation due to sample handling and laboratory procedures.

From January to early August 2021, EDR used the ALS-Minerals laboratory for check analyses (144 pulps); and from Mid-August 2021, started using the ACTLABS laboratory (43 pulps).

A total of 187 pulps were sent to a third-party laboratory (ALS/ACTLABS) for check analysis. This amounts to approximately 5.4% of the total samples taken during the drilling program.

Correlation coefficients are excellent (>0.99) for both silver and gold, showing a high level of agreement between the original (SGS or ALS) assay and the check assay (ALS or ACTLABS). Figures 11-23 and 11-26 show the correlation between the values of Gold and Silver.

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Figure 11-23  Performance of SGS vs ALS Check Assays for Gold

Figure 11-24  Performance of SGS vs ALS Check Assays for Silver

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Figure 11-25  Performance of ALS vs ACTLABS Check Assays for Gold

Figure 11-26  Performance of ALS vs ACTLABS Check Assays for Silver

11.4 Adequacy of Data

Mr. Mah concludes that the exploration and production sample preparation, security and analytical procedures are correct and adequate for the purpose of this technical report.  The sample methods and density are appropriate, and the samples are of sufficient quality to comprise a representative, unbiased database.

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Guanaceví Project	Data Verification

12. DATA VERIFICATION

The mineral resource estimate presented in report Section 14 is based on the following information with an effective date of May 31, 2022:

• Discussions with EDR personnel;

• Personal investigation of the Guanaceví Project mine site;

• A surface exploration and underground drilling database received as csv files;

• Production channel sample database received as csv files;

• Ten 3D wireframed vein models;

• Production and reconciliation data;

• Polygonal 2D vein models for Epsilon-Soto, La Blanca, and Mi Niña, with resource calculations.

12.1 Site Investigation

Mr. Schwering conducted a site investigation along with EDR personnel at the Guanaceví mine camp on July 4th and July 5th of 2022.

Mr. Schwering reviewed core from eight drillholes (Table 12-1) along the strike length of the Santa Cruz vein. The primary purpose for reviewing the core was to verify the location of the vein intercepts compared to logs and assay data. All requested core intervals were available for review. The Santa Cruz vein was easily identifiable and Mr. Schwering concurred with the vein intercepts as logged by EDR geologists.

Table 12-1 Drillhole Intervals Reviewed During Site Visit

Hole ID	From (m)	To (m)	Veins
MCH-14	305	390	Santa Cruz, Milache Footwall
MCH-15	350	420	Santa Cruz, Milache Footwall
MCH-19	300	360	Santa Cruz, Milache Footwall
SC2-1	560	630	Santa Cruz
SC2-3	595	630	Santa Cruz
MCH1-3	270	410	Santa Cruz, Milache Footwall
UCM-64	155	240	Santa Cruz
UCM-67	270	310	Santa Cruz

A surface tour was conducted where several outcrops of the Santa Cruz vein were observed. Additionally, Mr. Schwering was taken to an exploration drill site where coring operations were being conducted by "Versa." One of the goals of the surface tour was to locate drillhole collars for the historical drillholes with an "MCH" prefix. These collars could not be located during the site visit.

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A tour of the underground mine included several stops at working faces where the Santa Cruz vein was exposed. Again, the Santa Cruz vein is easily identifiable and matches the interpretation of the modeled vein. The underground tour also stopped at several underground drilling stations. In some cases, the collars were marked with red tape flags with the drillhole ID written with permanent marker. Over time, conditions at the mine make these markings hard to read or illegible. Other drillhole collars were marked with a cardboard insert with the drillhole ID placed inside the borehole. This method preserved the legibility of the drillhole ID far better than the red flags.

Mr. Schwering reviewed and observed the procedure for how data collected from underground channel sampling is managed by EDR. Hand drawn maps are made of the area being sampled by geologists with sample ID's, QA/QC samples, geologic information and locations being written on the log form. The samples are delivered to the Guanaceví assay laboratory, and the logs are delivered to the Geology office where the information contained in the log form are digitized into a master Excel spreadsheet. The assay laboratory provides the Geologic department with an Excel spreadsheet with the assay results and sample numbers. A macro is then run to match the assay results from the laboratory to the samples entered into the master Excel spreadsheet. The use of the macro eliminates two potential database issues including:

• Translational errors (assay values accidentally shifted by one or more samples) are eliminated because the sample IDs from the laboratory and the geologic office must match.

• Data entry errors are eliminated because both the laboratory and geology staff enter the sample IDs independently. Additionally, there is no opportunity to accidentally enter the incorrect assay value for the sample.

After the macro is run successfully, the master Excel spreadsheet is delivered to the database manager where the information is converted to 3D space using a series of scripts to create collar, survey, assay, and lithology files. These files are then imported into Vulcan software and mechanically validated by the software. The procedure for drillhole data handling is similar to the procedure outlined above with the major difference being that assays for drillholes are analyzed at independent laboratories.

The site visit also included a tour of the Guanaceví assay laboratory where a demonstration of the laboratory practices was provided by the EDR staff. Mr. Schwering noted that the preparation area and crushing equipment was cleaned after each sample was prepared and the assay lab followed procedures which matched his experience with other independent assay labs he has toured.

12.2 Database Audit

The surface drilling, underground drilling, and underground channel samples were combined into a single database for mineral resource estimation. Mr. Schwering conducted the following database audit procedures:

• A mechanical audit of the database;

• Spot checked the assay values contained in the exploration database with assay certificates from the EDR Guanaceví mine laboratory; and

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• Validated the assay values contained in the 2D polygonal long sections by comparing with select, relevant historical assays and the original drawings.

12.3 Mechanical Audit

The mechanical audit of the combined database was completed using Leapfrog Geo® software version(s) 2021.2.4 and 2021.2.5. The database was checked for overlaps, gaps, duplicate channel samples, total drillhole length inconsistencies, non-numeric assay values, and negative numbers. No material deficiencies were identified. All inconsistencies identified in the mechanical audit were resolved prior to estimation of mineral resources.

12.4 Manual Audit

Mr. Schwering compared gold and silver assay values in the database used for the estimation of mineral resources against Guanaceví laboratory assay values for 80 samples collected between 2017 and 2022 and found no discrepancies in the assay values contained in the database. The spot check in conjunction with the observed practice of data management and the advanced state of the project provided Mr. Schwering with confidence in the accuracy of the data used for mineral resource estimation.

12.5 Adequacy of Data

Mr. Schwering considers the database maintained by EDR to be suitable for mineral resource and mineral reserve estimation and can be used to support mine planning. The staff at EDR consistently enforce a rigorous QA/QC methodology for both drillholes and channel sampling as described in Section 11. All drill cores and cuttings from EDR's drilling have been photographed and the split core is securely stored and readily available for further checks.

The checks performed by Mr. Mah and Mr. Gray, including the continuous QA/QC checks conducted by the database administrator and Project geologists on the assay data and geological data are in line with or above industry standards for data verification. These checks have identified no material issues with the data or the project database. No material issues with the data or the Project database were identified at that time.

As part of site visits in 2022, Mr. Gray have personally verified data supporting the mineral reserve estimates (refer to Section 15). As a result of the data verification, the Mr. Gray concludes that the Project data and database are acceptable for use in mineral reserve estimation, and can be used to support mine planning.

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Guanaceví Project	Mineral Processing and Metallurgical Testing

13. MINERAL PROCESSING AND METALLURGICAL TESTING

13.1 Metallurgical Testing

Guanacevi has a long operating history and metallurgical recoveries are well documented. EDR has undertaken no recent external independent testing. The most recent external test work was undertaken in 2012 and is summarized in Section 13.1. These results for Porvenir 4 are relevant for the El Curso mining area because these areas are adjacent to one another along the Santa Cruz vein.

The mineral that EDR mines and mills comes from a single regional vein and the metallurgical performance has been established over a long period of time. For this reason, additional Metallurgical Testing is performed for plant optimization.

13.1.1 Mineralogy

Several ore and cyanide leach residues were analyzed at the University of San Luis Potosi in 2012:

  Mill feed combined ore
  Porvenir North ore and cyanide leach residue
  Porvenir 2 ore and cyanide leach residue

The most abundant silver mineral was argentite (Ag2S). The less frequent minerals were stromeyerite, not specified sulfosalts, native silver and gold in various sizes and occluded in quartz or Mn-oxides. The size of silver and gold mineral grains varies from less than 1 micrometer (native gold and silver) up to 120 micrometers (argentite) (Table 13-1). Metal sulfides were found (pyrite, sphalerite, galena, and arsenopyrite) (Table 13-2).

Table 13-1  Silver and Gold Distribution in Ore and Leach Residue Samples

Mill feed ore	Porvenir 2 ore	Porvenir 2 Leach Residue	Porvenir 4 ore	Porvenir 4 Leach Residue
Ag 295 gpt	Au 1.6 gpt	Au 0.30 gpt	Au 2.1 gpt	Au 0.6 gpt
Au 2.1 gpt	Ag 261 gpt	Ag 132 gpt	Ag 234 gpt	Ag 53 gpt
100% of silver as argentite Ag2S from which 80% is liberated, size from 9 to 20 μm, and 20% is locked in quartz.

96% of silver as argentite Ag2S from which 85% is liberated, size from 35 to 120 μm, and 15% is associated with stromeyerite, galena and pyrite as particles with size <3μm; 4% of silver as stromeyerite (Ag,Cu)2S and associated with argentite.

100% of silver as native silver in particles smaller than <1μm.

Argentite (Ag2S) grains smaller than 10 μm and locked in Mn,Ca-oxides. stromeyerite, (Ag,Cu)2S, particles smaller than 10 μm and locked in Mn,Ca-oxides; Ag-sulfosalts grains smaller than 10 μm and locked in Mn,Ca-oxides.

Argentite Ag2S particles smaller than 5 μm; As native gold in particles smaller than 1μm.

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Table 13-2  Summary of Mineralogical Analysis of Ore and Leach Residue Samples

Mineral	Mill feed ore	Porvenir 2 Ore	Porvenir 2 Leach residue	Porvenir 4 Ore	Porvenir 4 Leach residue
Ag-minerals	0.035	0.03	0.01	0.037
Sphalerite	0.27	0.08	0.08
Arsenopyrite		0.019
Galena	0.1	0.028
Pb-minerals			0.03
Pyrite	0.88	2.88	1.34	1.2	1.18
Fe-oxides	1.1		1
Mn-oxides	1.2		1	2.5
Mn-minerals		1.2
Quartz	57.5	90	90	80.5	83
K-Feldspar	37.2	5
Ca,Fe-silicates				14	14
Kaolinite			6.04
Barite			0.5
Others	1.66	0.76		1.8	1.82

13.1.2 Flotation

Flotation of Santa Cruz ore recovered 75% of silver and 82% of gold obtaining a saleable concentrate with silver grade 11 kg/t. However, the flotation recovery is lower than by cyanide leaching and in addition the concentrate sale costs are considerably higher than Dore selling costs. Both lower recovery and higher sale costs make flotation less economic option than cyanide leach.

13.1.3 Hot cyanide leach

Hot cyanide leach tests showed faster leaching rate. An evaluation indicated that it is not economic.

13.1.4 Leach tests of exploration samples (Milache)

Bottle roll tests conducted on the Milache vein resulted in relatively high metal recoveries as presented in Table 13-3.

Table 13-3  Results of Bottle Roll Tests on Milache Ore Samples

Sample	Head grade		Recovery
	Au g/t	Ag g/t	% Au	% Ag
MCHT-01	1.53	434	98.0%	92.4%
MCHT-02	0.89	375	96.5%	90.8%
MCHT-03	0.9	292	98.9%	92.1%
MCHT-04	2.52	1105	98.7%	96.3%

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13.2 Process Plant

The current process plant is discussed in Section 17.2.

13.3 Comments on Section 13

The Guanaceví mine has a long history of successful operation and processing and has plans to continue. The QP, Donald Gray, P.E., SME-RM is of the opinion that the level of metallurgical testing is appropriate for the duration of the life of the mine plan and is unaware of any processing factors or deleterious elements that could impact the potential economic extraction of metal from the Guanaceví mines ore.

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14. MINERAL RESOURCE ESTIMATES

Richard A. Schwering SME-RM with Hard Rock Consulting, LLC ("HRC"), is responsible for the estimation of the mineral resource herein. Mr. Schwering is a qualified person as defined by NI 43-101 and is independent of EDR. Mineral resources for the Guanaceví Project were estimated from drillhole and channel sample data, constrained by geologic vein boundaries using two methods. 3D block models were estimated using an ordinary kriging ("OK") algorithm using Leapfrog Geo® and Leapfrog EDGE® software version(s) 2021.2.4 and 2021.2.5 ("Leapfrog"). Veins converted to 2D vertical longitudinal projections ("VLP") were estimated using polygonal methods.  The metals of interest at Guanaceví are gold and silver.

The mineral resources contained within this Technical Report have been classified under the categories of Measured, Indicated, and Inferred in accordance with standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (May 10, 2014) and Best Practices Guidelines (November 29, 2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

14.1 Methodology

The Guanaceví mineral resource is comprised of 15 individual veins. The veins are further subdivided into areas and modeling method. The mineral resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (7 veins) or as 3D block models (8 veins). The 3D models have been split into three areas based on the vein location within the deposit. Table 14-1 describes the veins estimated with 3D block models. Table 14-2 describes veins modeled as vertical long projections.

Table 14-1 Veins Modeled using 3D Block Modeling Methods

Vein	Block Model	Vein Code	Dip	Dip Azi.	Wireframe Volume (m3)
Santa Cruz	ECU1	SCV1	60	225	2,195,000
Milache FW		MIL1	65	225	45,302
El Curso HW		ECU2	60	235	24,318
El Curso FW		ECU3	60	240	177,760
Santa Cruz	FRN1_SCV1	V1	55	230	300,420
Santa Cruz		FRN1	50	235	435,210
Santa Cruz Sur	SCS1	SCS1	75	230	133,890
Santa Cruz Sur FW1		SFW1	75	225	55,844
Santa Cruz Sur FW2		SFW2	75	225	89,727
Santa Cruz Sur HW		SHW1	70	230	1,888,100

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Table 14-2 Veins Modeled using VLP Methods

Vein	Model Area	Strike	Dip	Average Thickness (m)
Soto	Epsilon-Soto	N00S	57	2.6
Soto HW		N00S	45	2.3
Soto FW		N00S	65	1.7
Epsilon		N16E	85	1.5
Manto		N00S	15	2.0
La Blanca	La Blanca - Mi Niña	N21E	70	2.1
Mi Niña		N21E	70	4.2

14.2 Vertical Longitudinal Projection

The resources based on the 2D polygonal methods are estimated by using a fixed distance Vertical Longitudinal Projection (VLP) from sample points. The VLPs are created by projecting vein geology and underground workings onto a vertical 2D long section. Figure 14-1 displays the VLP for the Soto vein. Resource blocks are constructed on the VLP based on the sample locations in the plane of the projection. EDR geologists review the data for sample trends and delineate areas with similar characteristics along the sample lines. The areas are then grouped based on mining requirements and the average grades and thicknesses of the samples are tabulated for each block.  Resource volumes are calculated from the delineated area and the horizontal thickness of the vein, as recorded in the sample database. The volume and density are used to determine the overall resource tonnage for each area, and the grades are reported as a length weighted average of the samples inside each resource block.

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-Figure 14-1 VLP Showing the Soto Vein with Inferred Resource Blocks

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14.2.1 Composite Calculations

Composites for 2D estimates are calculated from drillhole intercepts and trench samples. The samples are grouped into a uniform composite length by using a length weighted average to determine the grade. A single or multiple composites are then used to determine the average grade of a resource block.

14.2.2 Area and Volume Calculations

The dip of the vein and true thickness are known variables. Volume is calculated by multiplying the area of the resource block by the horizontal thickness. The horizontal thickness is used for volume calculations to compensate for the reduction in area when translating the vein to a VLP (Figure 14-2).

Figure 14-2 Cross Section Diagram of VLP Method

14.2.3 Validation

Mr. Schwering validated the mineral resource estimates using VLP methods by completing the following steps:

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• The VLP files were sent to Mr. Schwering as AutoCad .dwg files. These were loaded into ArcGIS version 10.3.1. The scale of the .dwg file was confirmed and the area of the mineral resource blocks above cut-off were measured and confirmed.

• Excel spreadsheets containing the composite, grade, thickness, volume, and contained metal calculations for the VLP method were reviewed and confirmed. If errors were found, the corrected values were re-calculated.

14.2.4 Density

Volumes were converted into tonnes using a constant density of 2.5 g/cm3. The density is consistent with measurements presented in Table 14-10.

14.2.5 VLP Mineral Resource Classification

All mineral resources estimated using the VLP method were assigned a classification of Inferred reflecting Mr. Schwering's assessment of the higher risk associated with this type of method compared to more modern techniques.

14.3 3D Block Model Method

14.3.1 Geologic Model

-EDR staff constructed the vein models using Vulcan software. Eight veins were modeled using a linear interpolation methodology between drilllholes and channel samples.  Cross-sections orthogonal to the strike of the vein were used to select intervals from drillholes representing the vein material. Points representing the hanging wall and footwall contacts were extracted by the software to interpolate hanging wall and footwall surfaces on a vertical plane where the Z direction represents vein width. These surfaces were used to delineate each vein solid. The surfaces were evaluated in 3-dimensions to ensure that both the down dip and along strike continuity was maintained throughout the model. Veins were clipped against cross cutting younger veins, and surface topography. Figures 14-3 and 14-4 show 20m thick sections oriented perpendicular to drilling through the Santa Cruz Sur vein system and El Curso vein system with interval selections shown. Figure 14-5 shows a plan view of the wireframed veins, concession boundaries, and the section locations for Figure 14-3 and 14-4.

Mr. Schwering validated the vein model by loading the Vulcan wireframes into Leapfrog. The veins were reviewed to ensure the volumes were valid, had no open holes, were properly terminating against crossing veins and topography.  Additionally, drillholes were reviewed to ensure all drillholes intersecting the vein included a vein intercept. If this was not true, Mr. Schwering added the vein intercept to the drillhole using drillhole logs in conjunction with gold and silver grade. If the drillhole lacked both lithology and grade intervals, the vein intercept was assigned a value of 0.001 g/t for both silver and gold at the intersection of the vein.

As a final step in validation, the true thickness statistics from composites were compared to the thickness statistics of the veins from the block models (Table 14-4). In most cases the average difference is within 0.5 meters. Three vein models had a difference in average thickness between 0.5 and 1.0 meters. No vein had a difference of average thickness exceeding 1.0 meters.

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Figure 14-4 Section View El Curso Vein System and Vein Selections

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Figure 14-5 Plan View of Guanaceví Modeled Veins and Concessions

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14.3.2 Block Model

The 3D vein solids were converted to block models using Leapfrog. Three block model prototypes were created for each structural regime. The model prototypes are rotated along strike and down dip and encompass the entire vein. A block size of 3m x 3m was determined to be an appropriate size along strike and down dip. The blocks for thickness were sub-blocked to the thickness of the vein wireframe. A summary of the block model parameters is shown in Table 14-3. As a validation, the veins wireframe volume was compared to the volume of the coded vein in the block model. The differences in volume never exceed +/- 0.2%. Table 14-4 shows the volume comparison by vein as well as the comparison between block model average thickness and average true thickness from composites.

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Table 14-3  Guanaceví Block Model Parameters

Block Model	Origin (Upper Right Corner)			Rotation		Block Size (m)			Number of Blocks			Sub Blocking			Minimum Block Size (m)
	X	Y	Z	Z (1st)	X (2nd)	X (Along Strike)	Y (Down Dip)	Z (Thickness)	X	Y	Z	X	Y	Z	X	Y	Z
ECU1	400,012.0	2,867,880.0	2,630.0	225.0	60.0	3	3	150	997	323	1	1	1	Variable	3	3	0.1
FRN1_SCV1	401,640.0	2,865,890.0	2,650.0	230.0	55.0	3	3	200	835	370	1	1	1	Variable	3	3	0.1
SCS1	402,240.0	2,864,300.0	2,365.0	230.0	70.0	3	3	150	154	192	1	1	1	Variable	3	3	0.1

Block Model	Vein	Volume (m3)			Average Thickness (m)
		Wireframe	Block Model	% Difference	Block Model	Composites	Difference
ECU1	SCV1	2,195,000	2,194,840.3	-0.01%	2.0	2.6	0.5
	ECU2	45,302	45,282.6	-0.04%	1.3	1.3	0.0
	ECU3	24,318	24,291.5	-0.11%	1.0	1.0	0.0
	MIL1	177,760	177,754.7	0.00%	1.1	1.3	0.2
FRN1_SCV1	FRN1	300,420	300,351.0	-0.02%	1.7	2.0	0.2
	V1	1,888,100	1,887,708.3	-0.02%	1.5	1.3	-0.1

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SCS1	SCS1	435,210	435,205.8	0.00%	3.2	2.8	-0.4
	SFW1	133,890	133,885.4	0.00%	2.4	3.2	0.9
	SFW2	55,844	55,791.9	-0.09%	1.7	2.3	0.6
	SHW1	89,727	89,616.3	-0.12%	1.5	1.2	-0.4

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14.3.3 Compositing

The assay intervals used to define the hanging wall and footwall intercepts within each vein were composited into a single intercept. Length weighted descriptive statistics for composites by vein and by metal are presented in Table 14.-5.

Table 14-5 True Thickness Composite Statistics by Vein Weighted by Length

Vein	Metal	Count	Length	Mean	Std. Dev.	CV	Minimum	Median	Maximum
SCV1	Ag (g/t)	1,662	3,901.8	738	1,116	1.51	0.001	488	24,782
	Au (g/t)	1,662	3,901.8	1.92	3.76	1.96	0.001	1.22	160.63
ECU2	Ag (g/t)	17	43.0	373	375	1.00	0.001	287	1,075
	Au (g/t)	17	43.0	0.73	0.74	1.01	0.001	0.74	2.29
ECU3	Ag (g/t)	11	17.4	201	171	0.85	0.001	245	505
	Au (g/t)	11	17.4	0.81	1.47	1.80	0.001	0.44	5.13
MIL1	Ag (g/t)	2,136	2,734.2	490	602	1.23	0.010	309	5,830
	Au (g/t)	2,136	2,734.2	1.05	1.40	1.33	0.003	0.64	23.55
FRN1	Ag (g/t)	847	1,605.4	393	230	0.59	0.001	350	1,801
	Au (g/t)	847	1,605.4	0.72	0.69	0.95	0.001	0.56	10.47
V1	Ag (g/t)	10,362	13,752.4	325	419	1.29	0.001	225	10,103
	Au (g/t)	10,362	13,752.4	0.66	1.29	1.94	0.001	0.41	38.35
SCS1	Ag (g/t)	444	1,045.5	382	325	0.85	0.001	299	3,143
	Au (g/t)	444	1,045.5	1.48	2.88	1.94	0.001	1.08	49.62
SFW1	Ag (g/t)	38	95.5	223	217	0.97	0.001	174	902
	Au (g/t)	38	95.5	0.73	0.82	1.13	0.001	0.42	2.66
SFW2	Ag (g/t)	13	29.8	147	201	1.37	0.001	46	578
	Au (g/t)	13	29.8	0.25	0.33	1.32	0.001	0.06	0.83
SHW1	Ag (g/t)	89	116.9	149	182	1.22	4.515	96	1,297
	Au (g/t)	89	116.9	0.52	1.17	2.24	0.011	0.26	8.82

14.3.4 Capping

Estimation of gold and silver grade distributions can be sensitive to the presence of even a few extreme values resulting in an overestimation of the mean. To better estimate the true mean of the deposit, a detailed capping study was performed on a vein-by-vein basis after compositing. Histograms, log histograms, cumulative frequency plots, the coefficient of variation ("CV"), and visual inspection of composite grades were used in conjunction to identify high grade outlier populations and appropriate capping limits for silver and gold. Outlier populations were not always identified in the vein and in those situations, no cap was applied. The statistics for those veins usually show a CV less than 1.5 or a small population of samples. A CV of less than 2.0 was the target for veins with capping applied which was achieved for all veins except gold in SHW1. Table 14-6 shows capping limits, number of composites capped, and length weighted descriptive statistics by vein and by metal.

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Table 14-6 Capping Limits and Statistics for Silver and Gold by Vein Weighted by Length

Vein	Metal	Count	Cap	No. Capped	Mean	Std. Dev.	CV	Median	Maximum
SCV1	Ag (g/t)	1,662	3,700	27	685.6	657.2	0.96	488.0	3,700.0
	Au (g/t)	1,662	9.0	28	1.724	1.674	0.97	1.216	9.000
ECU2	Ag (g/t)	17	n/a	0	366.3	374.2	1.02	287.4	1,074.8
	Au (g/t)	17	n/a	0	0.721	0.737	1.02	0.738	2.288
ECU3	Ag (g/t)	11	n/a	0	200.5	171.2	0.85	245.2	504.9
	Au (g/t)	11	1.1	1	0.467	0.462	0.99	0.438	1.100
MIL1	Ag (g/t)	2,136	4,800	4	489.2	593.1	1.21	308.7	4,800.0
	Au (g/t)	2,136	9.3	5	1.035	1.272	1.23	0.642	9.300
FRN1	Ag (g/t)	847	n/a	0	393.4	230.2	0.59	350.3	1,801.0
	Au (g/t)	847	n/a	0	0.721	0.688	0.95	0.557	10.466
V1	Ag (g/t)	10,362	5,000	6	323.6	390.6	1.21	225.2	5,000.0
	Au (g/t)	10,362	20.0	8	0.655	1.130	1.72	0.408	20.000
SCS1	Ag (g/t)	444	2,000	1	377.5	293.0	0.78	298.8	2,000.0
	Au (g/t)	444	14.0	1	1.396	1.708	1.22	1.080	14.000
SFW1	Ag (g/t)	38	n/a	0	222.6	216.9	0.97	174.2	902.1
	Au (g/t)	38	n/a	0	0.727	0.823	1.13	0.416	2.660
SFW2	Ag (g/t)	13	n/a	0	147.2	200.9	1.37	46.4	577.7
	Au (g/t)	13	n/a	0	0.253	0.334	1.32	0.058	0.829
SHW1	Ag (g/t)	89	n/a	0	149.4	182.3	1.22	96.2	1,297.0
	Au (g/t)	89	n/a	0	0.523	1.172	2.24	0.255	8.823

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14.3.5 Variography

A variography analysis was completed to establish the continuity of silver and gold within the modeled veins.  Variography establishes the appropriate contribution that any specific composite should have when estimating a block volume value within a model.  This is performed by comparing the orientation and distance used in the estimation to the variability of other samples of similar relative direction and distance.

Variography was completed by vein and for silver and gold separately using Leapfrog. The variogram was oriented along strike and down dip of the vein. The pitch was determined using radial plots and visual observations of the grade distribution in 3D. The variance was normalized so the total sill would always equal 1.0. The nugget was determined using the minor axis variogram plot (thickness) as a proxy for a traditional downhole variogram. Information from the other variogram plots could also be used to inform the nugget.  Ranges were determined from the variograms along the major (down-dip) and semi-major (along strike) axis. Because the veins are narrow and composites are reduced to a single midpoint, the range of the minor axis was set to approximately twice the maximum composite length and no smaller than 10 meters. Modeled variogram parameters are presented in Table 14-7. Some veins with low composite numbers, or limited spatial distribution, incorporated the variogram from a similar vein assuming similar metal distributions.

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Table 14-7 Summary of Variogram Parameters

Vein	Variogram ID	Applied To	Model Type	Orientation			Nugget (Co)	Structure 1	Range1 (m)		Structure 2	Range2 (m)
				Dip	Azimuth	Pitch		C1	Major	Semi-Major	C2	Major	Semi-Major
SCV1	SCV1_Ag	ECU2, ECU3	Spherical	60	225	105	0.21	0.16	12	9	0.63	145	135
	SCV1_Au	ECU2, ECU3	Spherical	60	225	105	0.1	0.1	19	12	0.8	90	140
MIL1	MIL1_Ag		Spherical	65	225	135	0.3	0.4	9	9	0.3	75	75
	MIL1_Au		Spherical	65	225	135	0.36	0.37	8	6	0.27	80	66
FRN1	FRN1_Ag		Spherical	50	235	105	0.24	0.46	9	6	0.3	65	70
	FRN1_Au		Spherical	50	235	105	0.21	0.58	7	8	0.21	70	100
V1	V1_Ag		Spherical	55	230	105	0.47	0.3	12	9	0.23	33	50
	V1_Au		Spherical	55	230	105	0.39	0.45	11	8	0.16	105	64
SCS1	SCS1_Ag	SFW2,SFW2	Spherical	75	230	105	0.25	0.38	12	9	0.37	105	100
	SCS1_Au	SFW2,SFW2	Spherical	75	230	105	0.34	0.23	25	20	0.43	67	61
SHW1	SHW1_Ag		Spherical	70	230	105	0.25	0.38	12	9	0.37	105	100
	SHW1_Au		Spherical	70	230	105	0.34	0.23	25	20	0.43	67	61

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The average nugget for all the veins is 29% for silver and gold. The average range for the variograms in the major axis direction is 88 meters and 80 meters for silver and gold respectively. The average range in the semi-major axis direction is 88 meters and 82 meters for silver and gold respectively. The average ranges in the major and semi major direction show almost no anisotropy for most veins.

Figures 14-6 through 14-8 show the radial, major axis, and semi-major axis silver variogram plots for the SCV1 vein as an example. The orange line in the major and semi-major axis plots is 1.5x the moving average of the gamma (variance).  All distances are in meters. While the radial plot in Figure 14-6 suggests greater continuity in a pitch closer to 60 degrees, visual observation of grade distribution and several iterations of estimates suggest the pitch shown in the figure is more appropriate.

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Figure 14-6 Silver Variogram Radial Plot for SCV1

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Figure 14-7 Silver Variogram Major Axis Plot for SCV1

Figure 14-8 Silver Variogram Sem-Major Axis Plot for SCV1

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14.3.6 Estimation Parameters

An ordinary kriging ("OK") interpolant was selected to estimate the block models. The estimation parameters used for the OK interpolant are shown in Table 14-8.

Silver and gold grades were estimated in each vein using a single search ellipse that was the same for both metals. The size, direction, and anisotropy of the search ellipse were influenced by variography. Composite selection was chosen based on the presence and quantity of channel samples. If the estimate included a high density of channel samples, an octant search was incorporated requiring the search ellipse to include samples from all directions.

Table 14-8 Estimation Parameters

Vein	Orientation			Range (m)			Composite Selection		Octant Search
	Dip	Dip Azi.	Pitch	Major	Semi- Major	Minor	Minimum	Maximum	Max Samples/ Sector	Max Empty Sectors
SCV1	60	225	105	100	80	30	1	24	3	7
MIL1	65	225	135	80	60	30	1	24	3	7
ECU2	60	235	105	60	48	12	1	10
ECU3	60	240	105	60	48	12	1	6
FRN1	50	235	105	50	45	20	1	24	3	7
V1	55	230	105	100	80	50	1	24	3	7
SCS1	75	230	105	50	45	20	1	24	3	7
SFW1	75	225	105	50	45	20	1	6
SFW2	75	225	105	50	45	20	1	6
SHW1	70	230	105	50	45	20	1	15

14.3.7 Model Validation

  The Guanaceví OK models were validated by the following methods:
  Comparison of the volume weighted descriptive statistics from the OK, nearest neighbor ("NN"), and inverse distance to the 2.5 power ("ID") interpolants.
  Reviewing Quantile-Quantile ("QQ") Plots of the OK and NN for each vein.
  Reviewing Swath plots comparing the NN, ID, OK and Capped Composites by vein.
  Inspection of the OK block model in long section in comparison to the composite grades.

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14.3.7.1 Comparison with Ordinary Krige and Nearest Neighbor Models

The NN and ID interpolants were run to serve as a comparison with the estimated results from the OK interpolant.  Descriptive statistics weighted by volume for the OK interpolant along with those for NN and ID for gold and silver are presented in Table 14-9. Additionally, the difference in mean between the NN and OK and ID interpolants was calculated as a check. Ideally, the difference should be within +/- 6.0%.

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Table 14-9 Interpolant Descriptive Statistical Comparison by Vein Weighted by Volume

Vein	Metal	Interpolant	Block Count	Volume (m3)	Mean	Std. Dev.	CV	Min.	Max.	Mean Diff %	Mean Diff
SCV1	Ag (g/t)	NN	126,389	1,634,637	357	517	1.45	0.001	3,700
		ID	126,389	1,634,637	348	406	1.17	0.001	3,681	-2.54%	-9
		OK	126,389	1,634,637	364	385	1.06	0.001	3,455	2.01%	7
	Au (g/t)	NN	126,389	1,634,637	0.91	1.29	1.43	0.001	9
		ID	126,389	1,634,637	0.88	0.99	1.12	0.001	8.94	-2.57%	-0.02
		OK	126,389	1,634,637	0.92	0.96	1.04	-0.076	8.64	1.71%	0.02
MIL1	Ag (g/t)	NN	21,880	173,986	304	442	1.45	0.010	4,800
		ID	21,880	173,986	308	333	1.08	1.449	4,377	1.23%	4
		OK	21,880	173,986	315	297	0.94	2.033	2,355	3.56%	11
	Au (g/t)	NN	21,880	173,986	0.74	1.06	1.42	0.003	9.30
		ID	21,880	173,986	0.77	0.82	1.07	0.006	8.43	3.35%	0.02
		OK	21,880	173,986	0.77	0.72	0.93	0.006	5.21	3.99%	0.03
ECU2	Ag (g/t)	NN	4,256	44,403	388	338	0.87	0.001	1,075
		ID	4,256	44,403	383	266	0.69	0.001	1,072	-1.47%	-6
		OK	4,256	44,403	377	226	0.60	0.001	868	-3.03%	-12
	Au (g/t)	NN	4,256	44,403	0.72	0.74	1.04	0.001	2.29
		ID	4,256	44,403	0.71	0.65	0.91	0.001	2.29	-1.52%	-0.01
		OK	4,256	44,403	0.71	0.60	0.85	0.001	2.29	-1.63%	-0.01
ECU3	Ag (g/t)	NN	3,657	23,699	188	166	0.88	0.001	505
		ID	3,657	23,699	184	147	0.80	0.001	505	-2.28%	-4
		OK	3,657	23,699	189	137	0.73	0.001	505	0.12%	0
	Au (g/t)	NN	3,657	23,699	0.42	0.42	1.00	0.001	1.10
		ID	3,657	23,699	0.42	0.35	0.83	0.001	1.10	0.53%	0.00
		OK	3,657	23,699	0.42	0.32	0.76	0.001	1.05	0.46%	0.00

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FRN1	Ag (g/t)	NN	13,687	199,479	256	205	0.80	0.001	1,801
		ID	13,687	199,479	258	161	0.62	0.001	1,522	0.63%	2
		OK	13,687	199,479	260	151	0.58	0.001	1,046	1.26%	3
	Au (g/t)	NN	13,687	199,479	0.47	0.48	1.01	0.001	10.47
		ID	13,687	199,479	0.48	0.34	0.72	0.001	4.37	1.03%	0.00
		OK	13,687	199,479	0.48	0.33	0.68	0.001	5.12	2.52%	0.01
V1	Ag (g/t)	NN	166,725	1,768,382	217	267	1.23	0.001	5,000
		ID	166,725	1,768,382	218	189	0.87	0.001	4,039	0.40%	1
		OK	166,725	1,768,382	224	155	0.69	0.001	1,999	3.34%	7
	Au (g/t)	NN	166,725	1,768,382	0.42	0.58	1.36	0.001	20.00
		ID	166,725	1,768,382	0.42	0.39	0.92	0.001	12.18	0.05%	0.00
		OK	166,725	1,768,382	0.44	0.32	0.72	0.001	7.01	3.52%	0.01
SCS1	Ag (g/t)	NN	10,397	236,626	328	298	0.91	0.001	2,000
		ID	10,397	236,626	348	245	0.71	0.001	1,886	5.99%	20
		OK	10,397	236,626	347	207	0.60	0.001	1,361	5.82%	19
	Au (g/t)	NN	10,397	236,626	0.91	1.07	1.18	0.001	14.00
		ID	10,397	236,626	0.97	0.79	0.82	0.001	12.63	6.19%	0.06
		OK	10,397	236,626	0.95	0.65	0.69	0.001	7.69	4.43%	0.04
SFW1	Ag (g/t)	NN	7,839	126,039	172	209	1.21	0.001	902
		ID	7,839	126,039	168	173	1.03	0.001	902	-2.58%	-4
		OK	7,839	126,039	170	161	0.94	0.001	902	-1.20%	-2
	Au (g/t)	NN	7,839	126,039	0.58	0.75	1.31	0.001	2.66
		ID	7,839	126,039	0.55	0.57	1.03	0.001	2.66	-4.76%	-0.03
		OK	7,839	126,039	0.54	0.48	0.89	0.001	2.25	-5.51%	-0.03
SFW2	Ag (g/t)	NN	3,582	45,607	181	210	1.16	0.001	578
		ID	3,582	45,607	179	185	1.03	0.001	578	-1.45%	-3
		OK	3,582	45,607	176	173	0.98	0.001	578	-2.78%	-5
	Au (g/t)	NN	3,582	45,607	0.30	0.30	1.00	0.001	0.83
		ID	3,582	45,607	0.29	0.24	0.83	0.001	0.83	-1.36%	0.00
		OK	3,582	45,607	0.29	0.22	0.76	0.001	0.76	-2.24%	-0.01
SHW1	Ag (g/t)	NN	6,949	81,548	134	233	1.74	4.515	1,297
		ID	6,949	81,548	126	119	0.95	4.515	1,248	-5.93%	-8
		OK	6,949	81,548	133	97	0.73	4.515	727	-0.20%	0
	Au (g/t)	NN	6,949	81,548	0.51	1.54	3.04	0.011	8.82
		ID	6,949	81,548	0.42	0.67	1.62	0.011	8.47	-17.75%	-0.09
		OK	6,949	81,548	0.47	0.59	1.26	0.011	4.44	-6.65%	-0.03

The statistical validation shows similar means and suitable reductions in the maximum grade between the OK and NN interpolants. Of the 20 gold and silver estimates, 19 had a difference in the mean within +/- 6% between the OK and NN interpolants. Only one estimate (Au in SHW1) had an OK and NN difference in the mean exceeding +/- 6%. In that case, the difference in grade was low (0.03 g/t Au). Additionally, the statistical comparison shows the OK gold interpolant in SCV1 resulted in blocks being assigned negative grades. Negative grades are usually the result of very low and very high-grade composites being in close proximity to one another resulting in an overall negative weight being assigned to the block. While effort was made to reduce or eliminate negative blocks from the estimate, the final tally of negative blocks in SCV1 is 57. Comparing these negative blocks to the NN interpolant suggests these blocks are lower gold grade material and do not materially impact the mineral resource estimate.

14.3.7.2 Quantile-Quantile Plots

QQ plots comparing the NN and OK interpolants for silver and gold by vein were reviewed to visualize the degree of smoothing. The closer the plotted points are to the normal line (black) where X=Y, the lower the degree of smoothing within the estimate. Points plotted above the normal line represent a higher OK estimate of the grade compared to the NN, and points plotted below the normal line represent a lower OK estimate compared to the NN. All estimates generally overestimate lower grades and underestimate higher grades; however, the mean should be close to the normal line. The degree to which the amount of smoothing is desirable depends on the deposit type and mining methods. Mr. Schwering attempted to keep the degree of smoothing low for the Guanaceví grades estimates. Figures 14-9 and 14-10 show QQ plots for silver and gold respectively for the FRN1 vein where the degree of smoothing is low.

Figure 14-9 Silver QQ Plot for FRN1

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. Figure 14-10 Gold QQ Plot for FRN1

14.3.7.3 Swath Plots

Swath plots were generated to compare average estimated gold and silver grade from the OK interpolant to the two validation model interpolants (ID and NN) and capped composites. The results from the OK interpolant, plus those for the validation ID interpolant method are compared using the swath plot to the distribution derived from the NN interpolant and composites.

Two swath plots of gold and silver grades were generated and reviewed for each vein along strike and down dip. Figure 14-11 shows average silver grade from southeast to northwest along strike and down dip from higher to lower elevations for V1; Figure 14-12 shows average gold grade from southeast to northwest along strike and down dip from higher to lower elevations for V1.

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On a local scale, the nearest neighbor model does not provide a reliable estimate of grades. On a much larger scale, it represents an unbiased estimation of the grade distribution based on the total data set. Therefore, if the OK model is unbiased, the grade trends may show local fluctuations on a swath plot, but the overall trend should be similar to the distribution of grade from the nearest neighbor.

Review of swath plots for all veins suggest correlation between the grade estimation methods appear reasonable. Variation between model estimates increases near model edges and is a result of lower drilling density.

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Figure 14-11 Silver Swath Plots for V1

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Figure 14-12 Gold Swath Plots for V1

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14.3.7.4 Sectional Inspection

Composite grades were compared against the OK model grades in long section for silver and gold by vein. Overall, the grade distribution trends observed in the OK model were matched by the composites. Figures 14-13 and Figure 14-14 show the silver and gold long sections respectively for SCV1.

Figure 14-13 Long Section view of SCV1 Block Model showing the Estimated Silver Grades and Composites

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Figure 14-14 Long Section view of SCV1 Block Model showing the Estimated Gold Grades and Composites

14.3.8 Mineral Resource Classification

A classification estimate was run for each vein using a 100m x 100m search ellipse in the X and Y directions and using a minimum composite selection of 1 and a maximum composite selection of 24. No octant searches were applied and the range in the Z direction matched what was stated in the estimation parameters (Table 14-8). The purpose of this estimate was to establish the composite support for each block within 100 meters, approximately the average variogram range for silver. Blocks were initially classified as Measured, Indicated, and Inferred based on the number and minimum distance from the composites from the classification estimate, and the kriging variance ("KV") from the silver OK model using the following criteria:

• Blocks were initially assigned a category of Measured if the block was estimated with at least 16 composites, was within 15 meters of underground channel sampling and had a KV less than 0.40.

• Blocks were initially assigned a category of Indicated if the block was estimated with at least 4 composites, was within 50 meters of composites and had a KV less than 0.6.

• Blocks were initially assigned a category of Inferred if it was within 100 meters of a composite and had a KV less than 1.0.

Extruded wireframes from polylines were then used to assign blocks their final classification. The purpose of using polylines was to remove stranded blocks and smooth out the classification to aid in reserve calculation and mine planning. To ensure the polylines were not excessively adding blocks in a lower classification to a higher classification, block statistics were reviewed to ensure the minimum number and distance to composites were not violated for each category and the average KV of the classified blocks had to be below what was stated in the initial classification. Figure 14-15 shows the final classification for SCS1.

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Figure 14-15 Final Classification for SCS1

14.3.9 Depletion

Blocks were categorized as mined out, not accessible, not economic, or available using extruded wireframes from polylines based on information supplied by EDR. Figure 14-16 shows the MIL1 vein with depletion categories coded into the block model.

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Figure 14-16 MIL1 Vein with Depletion Coded into the Block Model

14.3.10 Density

A density of 2.55 g/cm3 was applied to the Santa Cruz Sur vein system to convert block volumes into tonnes. The remaining veins had a density of 2.60 g/cm3 applied. These values were determined from 3,175 density determinations from underground core using the immersion technique from SCV1 and SCS1. A summary of statistics is presented in Table 14-10.

Table 14-10 Descriptive Statistics for Density Measurements

	SCV1	SCS1
Count	2,597	578
Mean	2.62	2.55
Std. Dev.	0.09	0.09
CV	0.03	0.04
Variance	0.01	0.01
Minimum	2.26	2.11
Median	2.62	2.55
Maximum	2.87	2.87

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14.4 Guanaceví Mineral Resource Statement

The Mineral Resources contained within this Technical Report have been classified under the categories of Measured, Indicated, and Inferred in accordance with standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (May 10, 2014) and Best Practices Guidelines (November 29, 2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

The results reported in the undiluted Guanaceví mine Mineral Resource have been rounded to reflect the approximation of grade and quantity which can be achieved at this level of resource estimation. Rounding may result in apparent differences when summing tonnes, grade and contained metal content. Tonnage and grade measurements are reported in metric units, contained metal is reported as troy ounces (t. oz).  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and may be materially affected by modifying factors including but not restricted to mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Inferred Mineral Resources are that part of a Mineral Resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred Mineral Resources do not have demonstrated economic viability and may not be converted to a Mineral Reserve. It is reasonably expected, though not guaranteed, that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. The test for reasonable prospects for economic extraction is satisfied using the criteria described in the following paragraphs.

Mineral Resources are reported using three silver equivalent ("AgEq") cut-off grades based on the area of production and concession boundary. Baseline assumptions for breakeven cut-off grades are presented on Table 14-11 and all prices are in $US. The gold price of $1,735.00/oz. and silver price of $21.80/oz are based on the 36-month moving average as of May 31, 2022.  Metal recoveries, mining, processing, G&A, royalties and other costs associated with the calculation of break-even cut-offs are based on actual production costs provided by Endeavour Silver Corp.  AgEq grade is calculated using a 79.6 silver to gold ratio. Mineral Resources inside the El Curso and Porvenir Frisco concessions are reported using a AgEq cut-off of 252g/t. Mineral Resources inside the Provenir Concession and located at Santa Cruz Sur are reported at a 212g/t AgEq cut-off. The remaining Mineral Resources constrained within the 3D modeled veins are reported at a 219g/t AgEq cut-off. Mineral Resources for veins modeled using the VLP estimation methodology are also reported using a AgEq cut-off of 219g/t.

Mineral Resource estimates using 3D block models are constrained to geologic vein solids that show continuous grade continuity and are within 100 meters of drilling or existing underground development.  The maximum distance for reported Mineral Resources is based on the average maximum range defined by modeled variograms, 89 meters for silver and 98 meters for gold.  After the block grade estimations were complete the AgEq grades for each vein were reviewed in long section by the QP, and the large majority of estimated blocks were found to show excellent grade continuity and tonnage meeting the criteria of a minable shape.  All small isolated blocks not meeting the criteria of a reasonable mining shape (at least five contiguous blocks above cutoff) were removed from the estimate and excluded from the Mineral Resource statement.

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Mineral Resources estimated using 2D VLP methods are classified entirely as Inferred. Mineral Resources are calculated using true thickness composites from drillhole intercepts identified as the vein.  Polygonal methods assume grade continuity surrounding the composite. The smallest VLP volume is 4,776 tonnes, meeting the criteria for a minable shape.

Table 14-11 Cut-off Grade Used for the Guanaceví Mine

Concession or Location	El Curso & Porvenir Frisco Concessions	Santa Cruz Sur Veins	Remaining Veins
Ag $/oz	$21.80	$21.80	$21.80
Au $/oz	$1,735.00	$1,735.00	$1,735.00
Recovery Ag	86.4%	86.4%	86.4%
Recovery Au	91.0%	91.0%	91.0%
Payable Ag	99.7%	99.7%	99.7%
Payable Au	99.7%	99.7%	99.7%
Mining Cost $/t	$60.20	$60.20	$64.19
Process Cost $/t	$34.99	$34.99	$34.99
Mine G&A Cost $/t	$18.85	$18.85	$18.85
Leon/Vanc	$13.25	$13.25	$13.25
Frisco royalty paid/t at breakeven grade	$32.52
Property NSR Royalty	$0.00	0.0%	0.0%
Government NSR Right	0.5%	0.5%	0.5%
NSR Ag $/g	$0.60	$0.60	$0.60
NSR Au $/g	$50.36	$50.36	$50.36
Ag: Au	79.6	79.6	79.6
Mine Cut-off $	$0.00	$127.29	$131.29
Mill Cut-off $	$67.09	$67.09	$67.09
Cut-off AgEq	252	212	219

14.4.1 Guanaceví Mineral Resource Statement

The Mineral Resources for the Guanaceví mine as of May 31, 2022 are summarized in Table 14-12 and are exclusive of mineral reserves.

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Table 14-12  Mineral Resource Estimate, May 31, 2022

		Cut-off		Average Value			Material Content
Classification	Density	AgEq	Mass	AgEq	Silver	Gold	AgEq	Silver	Gold
	g/cm³	g/t	kt	g/t	g/t	g/t	thousand t. oz	thousand t. oz	thousand t. oz
Measured	Variable	Variable	138.8	670	569	1.4	2,992	2,538	6.1
Indicated			575.6	528	443	1.1	9,770	8,197	21.0
Measured + Indicated			714.4	556	467	1.2	12,762	10,735	27.1
Inferred			838.7	487	416	0.9	13,132	11,225	25.0

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1. The effective date of the Mineral Resource estimate is May 31, 2022. The QP for the estimate, Mr. Richard A. Schwering, SME-RM of HRC, is independent of EDR.

2. Inferred Mineral Resources are that part of a Mineral Resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred Mineral Resources do not have demonstrated economic viability and may not be converted to a Mineral Reserve. It is reasonably expected, though not guaranteed, that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

3. Measured, Indicated and Inferred Mineral Resource silver equivalent cut-off grades were 252 g/t for veins inside the El Curso and Porvenir Frisco Concession, 212 g/t for the Santa Cruz Sur Vein System, and 219 g/t for the remaining mineral resources including those estimated using VLP methods at Guanaceví.

4. Metallurgical recoveries are 86.4% for silver and 90.1% for gold.

5. Silver equivalents are based on a 79.6:1 silver to gold price ratio.

6. Price assumptions are $US21.80 per troy ounce for silver and $US1,735.00 per troy ounce for gold for resource cut-off calculations. These prices are based on the 36-month moving average as of the effective date.

7. Mineral Resources are reported exclusive of Mineral Reserves.

8. Rounding may result in apparent differences when summing tonnes, grade and contained metal content. Tonnage and grade measurements are in metric units. Grades are reported in grams per tonne (g/t). Contained metal is reported as troy ounces (t. oz).

14.4.2 VLP Mineral Resource Estimate

The VLP Mineral Resource is presented in Table 14-13.

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Table 14-13 VLP Mineral Resource at the Guanaceví Mine, Effective Date of May 31, 2022

		Cut-off		Average Value			Material Content
Classification	Vein	AgEq	Mass	AgEq	Silver	Gold	AgEq	Silver	Gold
		g/t	kt	g/t	g/t	g/t	thousand t. oz	thousand t. oz	thousand t. oz
Inferred	Soto	219	84.4	414	367	0.6	1,122	994	1.6
	Soto HW	219	30.4	695	598	1.2	678	584	1.2
	Soto FW	219	34.2	354	302	0.7	389	332	0.7
	Epsilon	219	26.9	701	598	1.3	607	518	1.1
	Manto	219	18.2	2,037	1,769	3.4	1,194	1,037	2.0
	La Blanca	219	27.5	443	375	0.9	391	331	0.8
	Mi Niña	219	-	-	-	-	-	-	-
	Total	219	221.6	615	533	1.0	4,382	3,796	7.4

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14.4.3  3D Block Model Mineral Resource Estimate

The 3D block model Mineral Resources presented in Tables 14-14 by concession and by vein is exclusive of the mineral reserves.

Table 14-14  Mineral Resources from 3D Block Models at the Guanaceví Mine, Effective Date of May 31, 2022

			Cut-off		Average Value			Material Content
Classification	Concession (Vein)	Density	AgEq	Mass	AgEq	Silver	Gold	AgEq	Silver	Gold
		g/cm³	g/t	kt	g/t	g/t	g/t	thousand t. oz	thousand t. oz	thousand t. oz
Measured	Alondra (SCV1)	2.60	219	17.3	705	591	1.5	392	329	0.8
	El Curso (SCV1)	2.60	252	56.4	973	822	2.0	1,764	1,489	3.7
	Milache (SCV1)	2.60	219	4.4	589	498	1.2	83	71	0.2
	Milache (MIL1)	2.60	219	3.0	491	428	0.8	47	41	0.1
	Porvenir (FRN1)	2.60	219	2.2	382	342	0.5	27	25	0.0
	Porvenir Frisco (FRN1)	2.60	252	13.0	406	357	0.6	169	149	0.3
	Porvenir (V1)	2.60	219	36.0	358	309	0.6	414	358	0.7
	Porvenir (SCS1)	2.55	212	5.9	477	382	1.3	90	72	0.2
	Porvenir (SHW1)	2.55	212	0.4	238	202	0.5	3	3	0.0
	Porvenir (SFW1)	2.55	212	0.3	240	210	0.4	2	2	0.0
	Total Measured	Variable	Variable	138.8	670	569	1.4	2,992	2,538	6.1

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Indicated	Alondra (SCV1)	2.60	219	147.8	887	732	2.1	4,213	3,477	9.8
	El Curso (SCV1)	2.60	252	78.1	669	569	1.3	1,680	1,430	3.3
	Milache (SCV1)	2.60	219	54.3	322	271	0.7	562	473	1.2
	Porvenir2 (SCV1)	2.60	219	3.4	249	217	0.4	27	23	0.0
	Porvenir4 (SCV1)	2.60	219	26.8	364	294	0.9	314	254	0.8
	Alondra (MIL1)	2.60	219	0.6	446	365	1.1	9	7	0.0
	El Curso (MIL1)	2.60	252	5.9	747	609	1.8	141	115	0.3
	Milache (MIL1)	2.60	219	14.0	357	303	0.7	160	136	0.3
	Alondra (ECU2)	2.60	219	3.6	389	350	0.5	45	41	0.1
	El Curso (ECU2)	2.60	219	5.5	352	304	0.6	62	54	0.1
	Alondra (ECU3)	2.60	219	8.2	312	256	0.7	82	67	0.2
	Porvenir (FRN1)	2.60	219	10.7	365	327	0.5	126	113	0.2
	Porvenir Frisco (FRN1)	2.60	252	30.3	368	329	0.5	358	320	0.5
	Porvenir (V1)	2.60	219	151.9	335	286	0.6	1,637	1,399	3.2
	Porveir (SCS1)	2.55	212	16.0	356	305	0.7	183	157	0.4
	Porvenir (SHW1)	2.55	212	6.6	299	233	0.9	64	50	0.2
	Porvenir (SFW1)	2.55	212	8.8	288	210	1.0	82	59	0.3
	Porvenir (SFW2)	2.55	212	3.2	255	223	0.4	26	23	0.0
	Total Indicated	Variable	Variable	575.6	528	443	1.1	9,770	8,197	21.0
Measured + Indicated	Alondra (SCV1)	2.60	219	165.1	868	717	2.0	4,605	3,806	10.7
	El Curso (SCV1)	2.60	252	134.5	796	675	1.6	3,444	2,919	7.0
	Milache (SCV1)	2.60	219	58.7	342	288	0.7	646	544	1.4
	Porvenir2 (SCV1)	2.60	219	3.4	249	217	0.4	27	23	0.0
	Porvenir4 (SCV1)	2.60	219	26.8	364	294	0.9	314	254	0.8
	Alondra (MIL1)	2.60	219	0.6	446	365	1.1	9	7	0.0
	El Curso (MIL1)	2.60	252	5.9	747	609	1.8	141	115	0.3
	Milache (MIL1)	2.60	219	16.9	381	325	0.7	207	177	0.4
	Alondra (ECU2)	2.60	219	3.6	389	350	0.5	45	41	0.1
	El Curso (ECU2)	2.60	219	5.5	352	304	0.6	62	54	0.1
	Alondra (ECU3)	2.60	219	8.2	312	256	0.7	82	67	0.2
	Porvenir (FRN1)	2.60	219	12.9	368	330	0.5	153	137	0.2
	Porvenir Frisco (FRN1)	2.60	252	43.2	380	338	0.6	528	469	0.8
	Porvenir (V1)	2.60	219	187.9	339	291	0.6	2,050	1,756	3.9
	Porvenir (SCS1)	2.55	212	21.9	389	326	0.8	273	229	0.6
	Porvenir (SHW1)	2.55	212	7.0	295	231	0.9	67	52	0.2
	Porvenir (SFW1)	2.55	212	9.1	287	210	1.0	84	61	0.3
	Porvenir (SFW2)	2.55	212	3.2	255	223	0.4	26	23	0.0
	Total M+I	Variable	Variable	714.4	556	467	1.2	12,762	10,735	27.0

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Inferred	Alondra (SCV1)	2.60	219	115.4	415	349	0.9	1,541	1,296	3.3
	El Curso (SCV1)	2.60	252	113.3	536	448	1.2	1,953	1,631	4.3
	Milache (SCV1)	2.60	219	38.4	322	271	0.7	397	335	0.8
	Porvenir2 (SCV1)	2.60	219	3.8	282	249	0.4	34	30	0.1
	Porvenir4 (SCV1)	2.60	219	8.0	380	343	0.5	97	88	0.1
	Alondra (MIL1)	2.60	219	10.4	591	480	1.5	198	161	0.5
	El Curso (MIL1)	2.60	252	3.7	1,277	1043	3.1	151	123	0.4
	Milache (MIL1)	2.60	219	52.9	424	349	1.0	722	593	1.7
	Alondra (ECU2)	2.60	219	18.7	752	652	1.3	451	391	0.8
	Porvenir4 (ECU2)	2.60	219	3.1	709	686	0.3	71	69	0.0
	Alondra (ECU3)	2.60	219	6.8	396	356	0.5	87	78	0.1
	Porvenir4 (ECU3)	2.60	219	0.6	305	262	0.6	6	5	0.0
	Porvenir (FRN1)	2.60	219	24.8	374	341	0.4	298	272	0.4
	Porvenir Frisco (FRN1)	2.60	252	46.8	343	308	0.5	515	463	0.7
	Porvenir (V1)	2.60	219	43.0	424	377	0.6	586	522	0.9
	Porvenir (SCS1)	2.55	212	65.8	465	396	0.9	983	837	1.9
	Porvenir (SHW1)	2.55	212	6.4	256	226	0.4	52	46	0.1
	Porvenir (SFW1)	2.55	212	36.7	337	256	1.1	398	302	1.3
	Porvenir (SFW2)	2.55	212	18.5	347	314	0.4	207	187	0.3
	Total Inferred	Variable	Variable	617.1	441	374	0.9	8,749	7,430	17.6

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15. MINERAL RESERVE ESTIMATES

Donald Gray, SME-RM, Chief Operating Officer for Endeavour Silver is responsible for the mineral reserve estimate presented here. Mr. Gray is a Qualified Person as defined by NI43-101 and in not independent of EDR. The Mineral Reserve estimate was prepared in accordance with NI 43-101 and has an effective date of May 31st, 2022. The Mineral Reserve estimate includes the Santa Cruz Sur, Milache and El Curso areas of the mine as well as ore stockpiles at the mill.  Stope designs for reserve reporting were prepared using the updated resources and cutoff grades established for 2022 by Richard A. Schwering SME-RM with Hard Rock Consulting, LLC ("HRC").  All stopes are within readily accessible areas of the active mining areas.  Ore is treated in the on-site mill, which includes crushing, grinding, leaching circuit and Merrill Crowe process capable of 1,300 tpd throughput.

15.1 CALCULATION PARAMETERS

The reserve mine plan including sills and stopes was prepared using the updated Measured and Indicated Mineral Resource blocks and calculated cutoff grades. EDR used Vulcan software to prepare the stope designs for the reserve mine plan. The criteria used to design the stopes include:

  Cutoff Grades:
    219 g/t AgEq for Milache
    212 g/t AgEq for Santa Cruz Sur
    252 g/t AgEq for El Curso and El Porvenir (including the royalties payable)
  Minimum Mining Width:  0.8m.
  External Dilution Long Hole:  35% for Santa Cruz Sur and El Curso, 40% for Milache and 0% for stockpiles (Average 35.03% Average)
  Silver Equivalent:  79.6:1 silver to gold
  Gold Price:  US $1,735/oz.
  Silver Price:  US $21.80/oz.
  Gold Recovery:  91.0%
  Silver Recovery:  86.4%

The stopes were designed using only the updated Measured and Indicated mineral resources above the calculated cutoff and were determined to be economically viable. The Measured and Indicated Mineral Resources within the stopes have been converted to Proven and Probable Mineral Reserves as defined by NI 43-101. All Inferred material has been classified as waste.

Also classified as the mineral reserve are ore-grade stockpiles from current and past mining areas, which are classified as part of the overall mineral reserve.  These stockpiles are blended as feed to the mill.

15.1.1 Dilution and Mining Recovery

Dilution factors for Mineral Reserve Estimate averaged 35% for Guanaceví applied to the Measured and Indicated Resource blocks. For current operations dilution factors depend on vein width diluted to drive width for lateral sill preparation (generally greater than 30% except where the vein is exceptionally wide) and for stope extraction the external dilution estimates are based on the mining method with factors of 25% for cut-and-fill mining and 35% for longhole mining. Internal dilution is also applied using any blocks that fall inside the stope shape but are below cutoff. Because only longhole rather an cut-and-fill methods are being used, the current reserve calculation includes an estimated 35% dilution has been estimated for extraction in the areas where the vein is wide; however, in Milache, where the vein can undulate and is less than 1.5m width, 40% dilution has been used based on experience. Mining recovery is estimated to be 93%.

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Dilution and mining recoveries are dependent on factors such as workmanship, design, vein width, rock quality, mining method, extraction, and transport.  Because operational changes affect these factors, the global dilution and mining recovery factors have been adjusted over time as mine production is reconciled with mill sampling and production results.  In 2021, a Cavity Measuring System has been used to monitor the effectiveness of planned extraction in long-hole mining, which constituted the majority of mined mineral in 2021. The average dilution for 2021 in the measured stopes validated the 35% estimated longhole stope dilution.

15.1.2 Cutoff Grade

EDR used the same cutoff grades for the resource blocks and for the mine plan according to assigned an extraction method (longhole or cut and fill) along with the appropriate dilution. The diluted grade was then compared to the resource cutoff grade and assigned to Reserve if above this cutoff grade. These mining solids developed for Mine Plan were converted from Resource to Reserves. The cutoff grade criteria used to determine both the resources and reserves are shown in Table 15.1.

Table 15-1 Cut-off Grade Used for the Guanaceví Mine

Concession or Location	El Curso & Porvenir Frisco Concessions	Santa Cruz Sur Veins	Remaining Veins
Ag $/oz	$21.80	$21.80	$21.80
Au $/oz	$1,735.00	$1,735.00	$1,735.00
Recovery Ag	86.4%	86.4%	86.4%
Recovery Au	91.0%	91.0%	91.0%
Payable Ag	99.7%	99.7%	99.7%
Payable Au	99.7%	99.7%	99.7%
Mining Cost $/t	$60.20	$60.20	$64.19
Process Cost $/t	$34.99	$34.99	$34.99
Mine G&A Cost $/t	$18.85	$18.85	$18.85
Leon/Vanc	$13.25	$13.25	$13.25
Frisco royalty paid/t at breakeven grade	$32.52
Property NSR Royalty	$0.00	0.0%	0.0%
Government NSR Right	0.5%	0.5%	0.5%

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NSR Ag $/g	$0.60	$0.60	$0.60
NSR Au $/g	$50.36	$50.36	$50.36
Ag: Au	79.6	79.6	79.6
Mine Cut-off $	$0.00	$127.29	$131.29
Mill Cut-off $	$67.09	$67.09	$67.09
Cut-off AgEq	252	212	219

15.1.3 Reconciliation of Mineral Reserves to Production

Reconciliation is required to validate the Mineral Reserve estimates and to check the effectiveness of both estimating and operating procedures. As the reconciliations identify variances, changes can be made to the mine/processing operating practices and/or to the estimation procedure. Reconciliation procedures involve activities such as production monitoring, reconciling the mineral reserves among the resource model, mine production and mill results.

The staff at Guanaceví  reconciles Mineral Reserve estimates with actual production each month using key indicators:  Budget, long-term production plan, in-situ mineral resources, short-term plan, ore extracted from the resource model, mined material to surface, milled material including third-party purchases, and mill throughput.

Table 15-2 below shows reconciliation between monthly mineral production comparing Long Term Model to Ore Extraction and Plant Production. Generally, there is good correlation between ore extracted and mineral processed at plant. However, the ore extracted and plant production compared to long term model shows some variation in tonnage. Identified factors include:

  The Long Term Model was developed as exploration drilling was in progress, and as development better defined material initially classified as inferred, confidence increased to consider these areas as economically minable.
  In several areas, the veins encountered were thicker than estimated in the Long Term Model.

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Table 15-2: Monthly Reconciliations of Long Term Model - Ore Extraction and Plant Production 2021 and 2022 YTD

  Mineral Reserves

As previously described, mineral reserves are prepared using Measured and Indicated resources after applying modifying factors such as commodity prices, royalties, dilution, mining recovery, and plant recovery. For the reserve mine plan, the Vulcan software is used to prepared stope designs, which are then used to design the required development.  The Guanaceví Project mineral reserves have been prepared and classified according to the following criteria:

  Proven Mineral Reserves are the portions of the Measured resource for which mining, and processing / metallurgy information and other relevant factors demonstrate that extraction is profitable. For Guanaceví Project, the Proven Mineral Reserve classification applies to blocks included in the mine plan within approximately 10m of existing development.
  Probable Mineral Reserves are the portions of the Measured or Indicated Resource for which mining, and processing / metallurgy information and other relevant factors demonstrate that extraction is profitable. For the Guanaceví mine project, Probable Mineral Reserve classification applies to blocks located a maximum of 45m either vertically or horizontally from development.

Figures 15-1 and 15-2 show reserve blocks on a typical longitudinal section. Proven reserve blocks are shown in red, and probable reserve blocks are shown in green.

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Figure 15-1  Santa Cruz Sur Vein Resource and Reserve Section

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Figure 152  Milache, El Curso and Porvenir 4 Vein Resource and Reserve Section

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15.2 Reserve Classification

The Proven and Probable mineral reserves for the Guanaceví mine as of May 31, 2022 are summarized in Table 15-3.  The mineral reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 15-3 Proven and Probable Mineral Reserves, Effective Date May 31, 2022

				Average Value			Material Content
Classification	Vein	Dilution	Mass	AgEq	Silver	Gold	AgEq	Silver	Gold
		%	kt	g/t	g/t	g/t	thousand t. oz	thousand t. oz	thousand t. oz
Proven	Alondra	35	0.1	578	469	1.36	2	2	0.005
	El Curso	35	88.9	808	681	1.60	2,311	1,946	4.6
	Milache	40	15.7	316	264	0.65	160	133	0.3
	Milache HW	40	21.5	460	375	1.06	318	260	0.7
	Santa Cruz Sur	35	21.8	448	368	1.00	314	258	0.7
	Stockpiles	0	14.7	605	515	1.13	286	243	0.5
Total Proven			162.7	648	543	1.31	3,390	2,841	6.9
Probable	Alondra	35	251.2	441	367	0.93	3,565	2,965	7.5
	El Curso	35	608.5	659	555	1.30	12,891	10,858	25.4
	Milache	40	28.0	388	327	0.76	349	294	0.7
	Milache HW	40	44.2	366	305	0.76	520	433	1.1
	Santa Cruz Sur	35	164.8	426	358	0.85	2,255	1,895	4.5
Total Probable		Variable	1,096.7	555	466	1.11	19,579	16,445	39
Proven + Probable		Variable	1,259.4	567	476	1.14	22,969	19,287	46.0

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15.3 Factors that may affect the Reserve Calculation

The Guanaceví mine has a relatively long production history. The mine staff possess considerable experience and knowledge about the nature of the orebodies in and around the Guanaceví Property. Ongoing mine planning and operations ensure the waste development rate is sufficient to maintain the production rates for the mine plan.

A major change in ore metallurgy is unlikely during the current reserve life because the ore will be extracted from veins with historic, recent, or current production.

The Mineral Reserve estimation process includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently can introduce a margin of error. The QP does not consider these errors to be material to the Mineral Reserve estimate.

Areas of uncertainty that may materially impact the Mineral Reserves presented in this report include the following:

  Mining assumptions,
  Dilution assumptions,
  Exchange rates,
  Changes in taxation or royalties,
  Variations in commodity price,
  Metallurgical recovery, and
  Processing assumptions.

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16. MINING METHODS

16.1 Mining Operations

Since January 1, 2007, EDR has been in control of the day-to-day mining operations at the Guanaceví Project. EDR assumed control of the mining operations from a local contractor to provide more flexibility in operations and to continue optimizing cost performance.

As of November 5, 2022, the Guanaceví mines project had 554 employees and an additional 341 contractors. The mine operates with two 10-hour shifts, 7 days per week, whereas the mill operates with two 12-hour shifts, 7 days per week. The miners are skilled and experienced in vein mining and are currently unionized. There is an incentive system to compensate personnel for attendance, safety and production. Technical services and overall supervision are provided by EDR staff. The mine employs geology, planning and surveying personnel and has comprehensive production plans and schedules. All mining activities are performed under the direct supervision and guidance of the mine manager.

16.2 Geotechnical Factors

The current four operating areas are located on the regionally extensive Santa Cruz Vein structure. The vein is a high-grade silver-gold, epithermal vein deposit, characterized by low sulphidation geochemistry and adularia-sericite alteration. Silver and gold mineralization are associated with the Santa Cruz vein, which is oriented northwest and occurs principally within the Guanaceví Formation, with a persistent N45°W strike and dipping between 50° and 55° to the southwest.

The footwall is generally unaltered andesite that has rock quality determinations (RQD) ranging from 80 to 100. This competent ground only requires additional support such as 6-foot spilt-set bolts and/or mesh or shotcrete.

This classic quartz vein varies from 1 to 5m wide, with an average width of approximately 2-3m. The footwall is a well-defined contact between the vein material and either unaltered andesite or conglomerate. The hanging wall contact between the vein and hanging wall rocks is typically a clear structural boundary created by the Santa Cruz fault, a normal fault characterized by striations and fault gouge. The gouge material is typically white to pink clay that can range from 5mm up to 2m in thickness. The vein is generally self-supporting over the entire width except in areas of post mineral faulting where support is required. In Guanacevi, the safety standards require that work is performed under unsupported ground, and for this reason, the vein sills are supported with split set rock bolts and electro-soldered mesh.

Rock conditions in the Milache, El Curso Central and El Porvenir areas are generally very good; however, in the Santa Cruz Sur and El Curso Sur areas, more difficult ground conditions can be encountered. In Santa Cruz Sur area, cross cutting high-angle faults and fracture sets have caused fracturing and poor rock quality conditions in the vein and footwall and hanging wall rocks. For this reason, the ramp, crosscuts and sills in some areas require welded mesh and rock bolts as well as shotcrete.

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The El Curso Sur area has the fault with strong argillic alternation in the hanging-wall of the vein, which can cause stability problems during vein extraction. In these situations, cable bolts are installed to stabilize the hanging wall as well as control dilution during long-hole stoping.

In both the El Curso and Santa Cruz Sur areas, backfilling is used to improve more stability and safety. The continuous backfilling reduces spans and consequently lowers stress in the surrounding rock. Another benefit is fewer crown pillars are required between levels.

16.3 Mining Method

Long-hole stoping was introduced at Guanacevi in 2013. Since 2020, the operation has transitioned from conventional cut and fill to entirely long-hole stoping.

The long-hole method has increased stope heights from typically 1.8m to up to 17m, which has reduced mining costs. Dilution and hanging wall stability is controlled using 11m long cemented cable bolts. Mining dilution has been estimated using a minimum 0.4m of over break dilution and a minimum operational 2.2m width. Additional dilution is derived from the footwall during sill development, from occasional hanging wall sloughing and from re-mucking of floor fill.

In 2021 production was exclusively long-hole stoping. In the Santa Cruz Sur and El Curso mining areas, the Pure Avoca Method, in which mining retreats towards the access at one end while the backfilling advances from the opposite end to progressively fill the stope during extraction. The maximum unsupported span (MUS) between the fill and the stope brow prior to firing the next set of rings calculated using Rock Quality parameters Q'and Q from Geotechnical mapping in the zone and other parameters like stope dip angle, width and height of stope and depth. For El Curso, the MUS varies between 25 - 30m. The filling and mining cycle repeats until the stope strike is mined out.

Drilling and blasting is performed with either uppers or lowers and ore extracted using remote scoops operated from the level below. Backfill is deposited from the crosscuts in the level above at the opposite end to maintain the MUS between the active mining face and waste backfill, which reached the sill level to maintain a the 3.5 - 4.0m opening as access for mining the next stope above.

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Figure 16-1: Long Section Schematic showing AVOCA mining method utilised in Santa Cruz Sur and El Curso Mining areas.

Mining in the narrower Milache mining area is done using Long Hole Stoping on 20m spaced levels with lateral development in the vein (no footwall drives) and drilling upwards. Levels are mined sequentially as the ramp advances down. An occasional crown pillar is required to stabilize the workings, typically every second level (40m) using a 3m crown pillar.

16.4 Mine Production

In 2021, EDR mined a total 364,955 tonnes ore and purchased an additional 46,433 tonnes third-party ore for a total 411,388 tonnes at grades averaging 391 g/t silver and 1.2 g/t gold. The four operating mine areas included: Santa Cruz Sur (35.3% production), El Porvenir (7.8% production), El Curso (53% production) and Milache (3.9% production).

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17. RECOVERY METHODS

The beneficiation plant, including crushing, grinding, dynamic leaching and Merrill Crowe, can treat 1,300 tonnes per day.

17.1 Production

For 2021, production was 4,316,819 oz silver and 13,378 oz gold. Plant throughput was 414,355 tonnes at an average grade of 370 g/t silver and 1.09 g/t gold while recoveries averaged 86.9% for silver and 91.8% for gold. Up to May 2022, the Guanaceví mill processed ore from the Milache, Santa Cruz Sur and El Curso mining areas.

17.2 Mineral Processing

The mill was originally built in 1970 by the Mexican government and was designed to custom mill ores from various mines in the district. Figure 17-1 is a partial view of the mill.

Figure 17-1  View of Leach Tanks and CCD Circuits

The Guanaceví processing plant consists of the following circuits:

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  Primary Crushing: Dakota 200 HP primary jaw crusher.
  Secondary and tertiary Crushing: ore bins, a SYMONS 4-foot secondary cone and a SANDVIK CH-430 tertiary cone crusher with a SYMONS 4-¼ foot cone crusher as a backup tertiary crusher, a 5-foot x10-foot vibrating screen (minus ½ inch to minus 3/8 inch).
  Grinding: 4 ball mills including one 10.5-foot x 12-foot Hardinge, two 7-foot x7.5-foot Denver, one 5-foot x 6-foot Fimsa ball mill
  Cyanidation:  16 leach tanks with a series of three parallel circuits; two circuits with 6 tanks of 20-foot x 20-foot and one circuit x 4 tanks of 30-foot x 30-foot)
  Counter-current decantation (CCD) circuit: Five 50-ft diameter tanks.
  Merrill-Crowe circuit with three leaf clarifiers and one deaeration tower.
  Refinery: Two gas fired furnaces with a mercury retort
  Filtration: Two filter presses, each with 131 plates of size 2,000x2,000 mm. Figure 18-3 shows the installed filter presses.
  Filters to dewater tailing, and
  Final filtered tailing disposal.

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INFORMACION
PRELIMINAR
Endeavour
SILVER
GUANACEVI PLANT
PROCESS DIAGRAM

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The primary crushing circuit consist of the following process. Trucks loaded with ore from the mine arrive at the plant and are first weighed at the truck scale to keep track of the ore tonnage entering the plant. The trucks then dump the ore into the stockpile or into the feed hopper of the primary crusher. The primary crusher is a jaw crusher with a capacity to process 400 tons per hour and crushes the material to 6 inch. The ore is stacked by a conveyor stacker in the patio area of the primary crusher. Material is then transported by truck to the coarse ore bins at the front end of the secondary and tertiary crushing stages, which are shown in the process diagram (Figure xx).

The current crushing circuit configuration:

  Symons 4' crusher. Receives the larger mineral 5" or less. (Installed 2015)
  Sandvik CH-430 crusher. Receives material of 3/4" or less. (Installed 2022)
  Symons 4 ¼'crusher. Back-up to Sandvik. Receives material of ¾" or less
  New FL Smith 20' x 6' screen.

The tertiary crushing circuit is a closed circuit meaning that the ore will be returned to the crushers as many times as necessary until it is reduced to a size of minus 3/8 inch.  The final crushed material is stored in the fine ore bins to await further processing.

Material from the fine ore bins (material minus 3/8 inch) is transported to the mills through conveyors. Recycled solution containing sodium cyanide is added in the mills and pumps to create a pulp of around 60% solids. This recycled solution with sodium cyanide begins the extraction kinetics of the silver and gold particles.

Pulp leaving the mills has a 60-65%% solid density and is delivered to one or more hydro cyclones to separate the fine particles from the coarser material. The pulp containing fine particles is then sent to the primary thickener.  This pulp has an average size of 80% passing 200 mesh, equivalent to 740 microns. The underflow from the hydro cyclones is returned to the mill for additional grinding to ensure that pulp particles have the desired particle size. Fine solids passing 200 mesh are delivered to the grinding thickener where flocculating agents are added to achieve a pulp density of approximately 50 percent at the tank bottom discharge before being pumped to the leach tanks. The clarified solution or overflow from the grinding thickener is sent to Merrill Crowe area.

The leach process uses 16 lined agitator tanks in 3 parallel circuits. Circuits 1 and 2 include 6 tanks, each with a capacity of 178 m3. The circuit 3 includes 4 tanks, each with a capacity of 600 m3. Sodium cyanide is added in Tank 1 of each of the 3 circuits. Oxygen is injected into the first tank in each circuit to increase the kinetic reaction. Air is injected into the remaining tanks in each circuit. From the leaching tanks, the solution is delivered to the counter-current decantation (CCD) circuit, which includes five thickeners. From the CCD circuit, the pregnant solution is pumped to the Merrill-Crowe plant for clarification and precipitation of the silver and gold.

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In 2009, hydrated lime was switched to quicklime to reduce the consumption and reduce flocculent and diatomaceous earth consumptions in the pregnant solution clarification stages. There was not much improvement and flocculent and diatomaceous earth consumption did not decrease significantly.

In the refinery, two gas furnaces, with mercury retort, smelt the precipitate to produce Doré bars, which typically averages 92% silver and are shipped for final refining at the Peñoles Met-Mex facility in Torreón. The refined gold and silver is sold through Auramet in London, England.

The tailing filtration circuit, commissioned in May 2012, produces filtered material with moisture content between 14 percent and 18 percent. The circuit includes 2 filter presses supplied by DIEMME; each filter has 132 plates of size 2,000 x 2,000 mm. The filtration circuit is operated continuously with shutdowns only for maintenance. The filtered materials to truck to the tailing storage facility to be placed in lifts and compacted to meet specifications for stability.

The assay laboratory utilizes wet assaying, fire assaying and atomic absorption methods. The laboratory does all the assaying required for mill processing, as well as assaying mine and infill drilling samples. Duplicates and blanks are run on a regular basis, as well as check assays at outside laboratories. Procedural and operational aspects have been discussed in Section 11 of this report. The assay lab has fulfilled the ISO 9001 standard and has received recertification in November 2021 which remains valid until November 2024.

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Guanaceví Project	Project Infrastructure

18. PROJECT INFRASTRUCTURE

EDR has all the necessary mine and mill infrastructure to operate the Guanaceví mines to comply with all regulatory requirements. Figure 18-1 is view of the portal of the Porvenir 4 mine on the Guanaceví Project, which now acts as the primary access to the currently operating El Curso and Milache mine areas.

18.1 Mine Pumping, Ventilation and Electrical

In the El Porvenir mine, only shallower areas within the Frisco mining agreement have been mined. These areas were above the current water table maintained by pumping water from adjacent mining areas and therefore require no water pumping. Ventilation has been provided by substantial natural airflow between the main access ramp and old workings which exist through to the surface.

Santa Cruz Sur is currently at the 2266 level as to date no water has been encountered and water is being brought by truck to a storage tank on surface for drilling and dust control. The Santa Cruz Sur ramp is served by 2 raises in the centre of the relatively narrow ramp both of which are used as extraction for mine ventilation with the ramp itself serving as the path for inflow of fresh air to the lowest levels of the mine. Ventilation is generally very good.

The Porvenir 4, El Curso and Milache mining areas are a contiguous section of the Santa Cruz Vein served by a single portal which was originally designed as the access for the southernmost Porvenir 4 mine area. Later this access was extended further north and deeper along the Santa Cruz Fault Structure to serve as access for the El Curso and Milache Mine areas also. An integrated ventilation system serves these areas. Intake consists of raise bores in the southernmost Porvenir 4 area and the portal and ramp. There are two 8ft diameter raise bores at the northernmost extreme of the area in the Milache mine; one with the fan extracting approximately 230,000 CFM and the second providing fresh air to this part of the Guanacevi mine.

El Curso and Milache areas are dewatered using the 2163 level pump station, which includes six vertical turbine pumps and two inline horizontal pumps with 4,600 gpm pumping capacity to handle the approximately 4,200 gpm inflow. Water inflows collected from the Porvenir 4, El Curso and Milache areas below the 2163 level are pumped from the Milache area, that being northernmost and deepest area.

Electrical power distribution includes a series of substations connected to the public power grid, with additional underground transformers added as required. Backup substations are also available.

Electric power supplied to the mine site via 115 kV overhead transmission lines and is reduced by a 15-MVA transformer to 34.5 kV and distributed to the mill, Santa Cruz Sur mine surface, the Porvenir mine, Porvenir 4, Milache mine at surface, and compressor station. Electrical power for the Porvenir 4, Milache and El Curso areas involves distributing 4,160 volts underground via the ventilation borehole to the principal underground transformers. Power is then distributed to portable underground mine transformers, where it is reduced further to 480 V.

The Milache mine also has 3000 Kilowatts of back-up power including one 2000 kW and one 1000 kW diesel generators capable of maintaining pumping, and secondary ventilation during power outage. The Santa Cruz Sur mine has one 1500KW backup diesel generator.

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Figure 18-1  Porvenir 4 Mine Portal

Table 18-1  Standby Mine Generators

Equipment	Type	Capacity	Location	Status
Generator 1	Caterpillar 3508	910 kW	Porvenir	Needs to be tested. To be installed in Porvenir 4
Generator 4	Cummins	1000 kW	Milache	Available
Generator 8	IGSA Cummins	2,000 kW	Milache	Available
Generator 7	Caterpillar 3516	1,500 kW	Santa Cruz Sur	Available

For the Milache and El Curso areas, compressed air is provided by five electric compressors installed on the surface. Compressed air is distributed into the mine by a six-inch diameter pipe that passes down the principal ventilation borehole or the main access ramp and then branches up and down the ramps in four-inch diameter airlines, reducing two-inch airlines to the work areas.

For Santa Cruz Sur, compressed air is provided by an Atlas Copco GA 315 installed adjacent to the mine portal.

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Equipment	Type	Capacity	Location	Status
Compressor 3	Twistair Joy (Denver) D25	1,200 CFM	Porvenir 4	Operational
Compressor 11	ATLAS COPCO GA315	107 PSIG/363 HP	SANTA CRUZ SUR	Operational
Compressor 12	ATLAS COPCO GA110AP	1019 M3 / 148 HP/109 PSI	Porvenir 4	Operational
Compressor 13	ATLAS COPCO GA110AP	1019 M3 / 148 HP/109 PSI	Porvenir Norte	Operational
Compressor 14	ATLAS COPCO GA110AP	1019 M3 / 148 HP/109 PSI	Porvenir 4	Operational

The maintenance and service facilities for the underground mobile equipment are located near the mine areas.

18.2 Tailings Storage Facility

The tailings storage facility (Figure 18-2) was originally a conventional wet tailing storage facility and then converted to a Filtered Tailings Storage Facility (FTSF) in late 2011. Prior to EDR's ownership, there had been several stages of tailings storage at Guanacevi including:

1. Pre-2006: Tailing slurry storage in the Vieja TSF and Rosario areas as can be seen in Figure 18-2 (a) "November 2005" Image.

2. 2007: Tailings Slurry Storage in the new area extension to north of Presa Vieja. Ground was prepared and a new liner attached to the Presa Vieja liner to extend the wet stoarage area to the north.

3. 2011: In Figure 18-2 (d) "October 2011" shows the start of Filtered tailings storage in the TSF. The small-raised Island between the old tailings area and the newer extension was levelled and a liner installed over the gap and the overall area was extended further north and further west.

4. 2014: In Figure 18-2 (e) "December 2014" shows the placement of the Filtered Tailings on the Storage Facility on top of the previously deposited "wet" or conventional tailings.

5. 2016: Bores were installed over the old tailings areas and pumps installed to continuously pump water from these old tailings at the base of the storage facility and maintain the overall stability of the structure. (See Figure 18-4).

6. 2022: In late 2021 and 2022, a project commenced to extend the FTSF again to provide storage capacity until July 2026. (Figure 18-3).

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Figure 18-2: Guanacevi TSF progress from 2005 to 2021

Figure 18-3: Overview of the 2022 FTSF Extension.

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Figure 18-4 shows the original wet tailings facility that was constructed using the upstream method and completely lined with the process water being recycled back to the mill facility (Figure 18-4.) Figure 18-5 shows all main features of the FTSF.

Water management includes a contact water pond on the FTSF itself and an additional capacity of 10,000 m3 in the Pileta Rosario, located to the South of the cyanide leach plant (see Figures 18-4 and 18-5).  Figure 18-4 shows the contact water pond and water extraction wells. Contact water and water recovered from the extraction wells is recycled as process water.

Figure 18-4: Aerial view of the Guanacevi FTSF showing extraction well location and other key components

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Figure 18-5: Aerial Views of the Plant and Tailings Facilities showing all main features including Contact Water storage

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19. MARKET STUDIES AND CONTRACTS

EDR has neither a hedging nor forward selling contract for any of its products. As of the issue date of this report, EDR has not conducted any market studies, as gold and silver are commodities widely traded in the world markets. Due to the size of the bullion market, which in 2021 saw a demand for silver of 1,049 million ounces, EDR's estimated total annual production of approximately 3.5 million ounces is less than 0.4% of world demand.

EDR's Guanacevi mine produces doré silver-gold bars which it then ships for further refining. The doré bars are further refined by third parties before being sold as bullion (99.99% pure silver). To a large extent, silver bullion is sold at the spot price.

Table 19-1 summarizes the high and low average annual COMEX gold and silver price per ounce from 2000 to 2021.

Table 19-1  Average Annual High and Low COMEX for Gold and Silver from 2000 to 2021 (prices expressed in US$/oz)

Year	Gold Price (US$/oz)			Silver Price (US$/oz)
	High	Low	Average	High	Low	Average
2000	368.60	270.50	310.46	5.55	4.56	4.97
2001	310.00	256.60	273.30	5.10	4.03	4.40
2002	349.70	278.40	311.33	5.29	4.22	4.61
2003	417.20	322.20	364.13	5.99	4.35	4.89
2004	522.20	374.90	410.54	8.47	5.52	6.88
2005	634.80	491.40	532.94	9.88	6.89	7.86
2006	873.90	629.80	720.60	15.35	9.79	12.11
2007	910.40	701.20	782.30	16.65	12.50	14.52
2008	1038.80	715.20	904.68	21.32	8.85	15.37
2009	1218.30	814.30	977.90	19.33	10.47	14.72
2010	1553.40	1052.20	1248.46	30.92	14.83	20.29
2011	1899.50	1333.70	1582.70	48.59	26.80	35.29
2012	1798.60	1538.70	1672.34	37.31	26.29	31.23
2013	1693.20	1194.30	1409.57	32.44	18.55	23.86
2014	1379.20	1145.60	1268.52	22.28	15.53	19.25
2015	1303.60	1056.90	1162.09	18.45	13.79	15.75
2016	1380.20	1078.20	1260.33	20.92	13.74	17.29
2017	1370.40	1163.20	1266.59	18.55	15.40	17.11
2018	1365.20	1177.10	1269.97	17.68	13.95	15.79
2019	1571.80	1281.00	1418.60	19.68	14.62	16.43
2020	2058.40	1477.90	1778.70	29.26	11.77	20.70
2021	1946.69	1681.84	1798.57	29.59	21.53	25.11

Over the period from 2000 to 2011, world silver and gold prices have increased significantly. This had a favorable impact on revenue from production of most of the world's silver mines, including the Guanaceví Project.  Between 2011 and 2014 there has been a consistent reduction in the silver and gold prices, followed by 4 years of relatively flat prices. Beginning in 2019 and to the end of 2021, precious metals prices have recovered as gold reached all-time highs.

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EDR has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside normal or generally accepted practices within the mining industry. EDR has a policy of not hedging or forward selling any of its products.

The doré produced by the Guanaceví mill typically averages 93.5% silver. The doré is shipped for final refining at the Peñoles Met-Mex facility in Torreón, or to Republic Metal in Miami, and the refined gold and silver is sold through Peñoles in Terreon, Mexico.

In addition to its own workforce, EDR has a number of contract mining companies working on its mine sites focused principally in development of underground access tunnels and ramps. Table 19-2 is a summary of the main contracts that EDR has in place at the Guanaceví Mines Project.

Table 19-2  Contracts Held by the Guanaceví Project

Contract Description	Contracting Organization	last expiry	Next Expiry
Mining Contractor	Campos Hernandez Contratistas Mineros, S.A. de C.V. (CAHECOMI)	15-ene-22	15-ene-23
Surface haulage	Roberto Arzola Castro, Marisol Vazquez Rivera, Alejandro Alberto Cazares Arzola, Silvia Margarita Alanis Mariscal, Juan Armando Flores Barraza y Jose Evaristo Rivera Macho. Jaime Ayala Rivera	28-feb-21	28-feb-23
Haulage underground to surface	Roberto Arzola Castro, Marisol Vazquez Rivera, Alejandro Alberto Cazares Arzola, Silvia Margarita Alanis Mariscal, Juan Armando Flores Barraza y Jose Evaristo Rivera Macho. Jaime Ayala Rivera	28-feb-21	28-feb-23
Haulage surface plant area	Magdalena Vazquez Duran, Jose Gabriel Velazquez Martinez, Jose Evaristo Rivera Macho, Edgar Ruben Velazquez Cisneros y Luis Antonio Rivera Nuñez	28-feb-21	28-feb-23
Equipment Contracting	Arrendamiento de Maquinaria, S.A. de C.V.	28-feb-21	28-feb-23
Road Watering	Jose Evaristo Rivera Macho. Jose Gabriel Velazquez Martines	19-feb-22	28-feb-23
Security and Surveillance Services	Alineacion Estratégica de Capital Humano y Seguridad Privada SA de CV	N/A	Undetermined

The Guanaceví Mining Unit maintains a collective bargaining agreement with the National Mining Workers Union. This agreement is for an indefinite term and has a yearly general salaries revision each April.

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Third party contractors have been engaged to carry out civil engineering works in the Guanaceví Mining Unit.

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20.  ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1 Environmental Sustainability

Guanaceví operates under the policy of zero industrial discharges to the environment. Surface contact water in the tailings disposal facilities are pumped back into the process.  Running water in the intermittent streams within the property is tested for mineral elements and contaminants.  Some water pumped from the underground workings is discharged in the water storage reservoir at the surface. Under Mexican regulation, flow from mine dewatering is not considered industrial discharge and can be released upon meeting water quality standards.

The following aspects are treated with special care by EDR as they represent potential risks to the operation. To reduce the possibility of an incident regarding any of these issues, Guanaceví has established strict procedures of operation and monitoring in accordance with accepted standards.

  The tailings dams require comprehensive environmental and operation control due to the proximity to the Guanaceví community.
  Testing for water contaminants in rivers near the tailings facilities.
  Testing sewage discharge.
  Testing tailings and waste rock.
  Reclaimed tailings dam waters recirculated as plant process water.
  Testing gas discharge from the laboratory and refinery, and lead exposure for workers.
  Greenhouse gas emissions calculations.

20.2 Closure Plan

The Guanaceví closure budget includes funds for covering the tailings ponds and securing and cleaning up the other surface and underground mine facilities (Table 20-1).

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Table 20-1 Reclamation Budget

Facilities	Item	US$
Underground Mines	Surface Roads	36,000
	Santa Cruz Area	98,000
	North & El Porvenir	108,000
	La Prieta	5,000
	Porvenir Dos	47,000
	Porvenir 4	52,000
	La Peleya	2,000
	Stockpile/Colonia	67,000
Sub-Total		415,000
Milling and Cyanidation Plant	Plant Site	76,000
	Crushing Area	94,000
	Milling Area	74,000
	Cyanidation Area	160,000
	Precip/Foundry Area	139,000
	Related Facilities	239,000
Sub-Total		782,000
Tailings Dams	NW Area	205,000
	East Area	26,000
	South Area	32,000
Sub-Total		263,000
Administrative Personnel		323,000
Sub-Total		323,000
Support Services	Post Closure Costs	308,000
Sub-Total		308,000
Grand Total		2,091,000

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20.3 Permitting

EDR holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations for the Guanaceví Project.

Tailings facilities were constructed at Guanaceví before environmental legislation was approved in 1998 (La Ley General del Equilibrio Ecológico y la Protección al Ambiente). Since owning the operations, EDR has obtained the required environmental authorizations. For pre-existing facilities, EDR must update the permit whenever there is a change in the processes, capacities, or facilities. Permits are issued by the Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT) - Ministry of the Environment and Natural Resources. An annual operational impact summary card (Cedula Annual de Operacion "COA") must be presented to SEMARNAT in the first half of each year as well as compliance reports with different semi-annual and/or annual periodicities. The COA summarized the consumption of resources, emissions and impacts of the operation on an annual basis.

Table 20-2 lists the existing relevant permits governing the mining and milling operations.

Table 20-2 Environmental and Mining Permits Summary for the Guanaceví Project

PROJECT	PERMIT TYPE	PERMIT	STATUS	DATE EXPIRY/RENEWAL
Guanacevi Mining Complex	Hazardous Waste Management Plan	DGGIMAR.710/000728	Approved	Mine closure
Guanacevi Mining Complex	Mining Waste Management Plan	DGGIMAR.710/002095	Approved	Mine closure
Guanacevi Mining Complex	Registration as a generator of hazardous waste	RPGMJ1000911	Approved	Mine closure
Guanacevi Mining Complex	Environmental License	SG/130.2.1/001961/14	Approved	Mine closure
Guanacevi Mining Complex	Accident Prevention Program	DGGIMAR.710/002531	Approved	Mine closure
Guanacevi Mining Complex	Water consumption permit	B00.909.01.02/1982	Approved	5/1/2027
Guanacevi Mining Complex	Treated water discharge permit	B00.909.223-2022	Approved	8/12/2030
Guanacevi Mining Complex	Regional Environmental Impact Assessment (integration of all permits in a single permit and extend validity for 25 more years)	In evaluation by SEMARNAT	In evaluation by SEMARNAT	In evaluation by SEMARNAT

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Porvenir 2	Environmental Impact Assessment	SG/130.2.1.1/001986	Approved	8/27/2026
Electric line and substation	Land use change permit	SG/130.2.2/001234/11	Approved	Executed
Electric line and substation	Environmental Impact Assessment	SG/130.2.1.1/001318/11	Approved	Mine closure
Robbins II (extension)	Land use change permit	SG/130.2.2/002059/11	Approved	Executed
Robbins II (extension)	Environmental Impact Assessment	SG/130.2.1.1/000244/12	Approved	5/21/2023
Porvenir 4	Land use change permit	SG/130.2.2/000044	Approved	Executed
Porvenir 4	Environmental Impact Assessment	SG/130.2.1.1/000221	Approved	Executed, mine closure
Ore surge pile, parking lot and access road	Land use change permit	SG/130.2.2/0000625/11	Approved	Executed
Ore surge pile, parking lot and access road	Environmental Impact Assessment	SG/130.2.2/001647/10	Approved	Executed, mine closure
Filtered Tailings Dam Expansion and modification of access road (phase 1)	Land use change permit	SG/130.2.2/000647	Approved	Executed
Filtered Tailings Dam Expansion and modification of access road (phase 1)	Environmental Impact Assessment	SG/130.2.1.1/000640	Approved	Executed, mine closure
Filtered Tailings Dam Expansion and modification of access road (phase 2)	Land use change permit	SG/130.2.1.1/000087	Approved	Executed

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Filtered Tailings Dam Expansion and modification of access road (phase 2)	Environmental Impact Assessment	SG/130.2.1.1/000082	Approved	7/18/2036
La Negra Tailings Dam	Environmental Impact Assessment	SG/130.2.1.1/000613/12	Approved	Executed, mine closure
Santa Cruz Sur Mine	Land use change permit	SG/130.2.2/002235/16	Approved	1/14/2024
Santa Cruz Sur Mine	Environmental Impact Assessment	SG/130.2.1.1/1959/18	Approved	5/13/2024
Santa Cruz Sur Road	Land use change permit	SG/130.2.2./002816/17	Approved	Executed
Santa Cruz Sur Road	Environmental Impact Assessment	SG/130.2.1.1/002337/17	Approved	10/18/2023
Milache Mine	Land use change permit	SG/130.2.2/001267/18	Approved	Executed, mine closure
Milache Mine	Environmental Impact Assessment	SG/130.2.1.1/0753/18	Approved	8/20/2024
Porvenir Norte Waste Rock Dump	Land use change permit	SG/130.2.2/001977/18	Approved	Executed
Porvenir Norte Waste Rock Dump	Environmental Impact Assessment	SG/130.2.1.1/1314/18	Approved	Executed, mine closure
Porvenir 2 Waste Rock Dump	Land use change permit	SG/130.2.2/0607/19	Approved	Executed
Porvenir 2 Waste Rock Dump	Environmental Impact Assessment	SG/103.2.1.1/2110/18	Approved	8/28/2026
TSF Expansion and modification of access road (phase 3)	Land use change permit	SG/130.2.2/2012/19	Approved	10/18/2023
TSF Expansion (phase 3)	Environmental Impact Assessment	SG/130.2.1.1/2711/19	Approved	11/22/2028

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Modification of access road (phase 3)	Environmental Impact Assessment	SG/130.2.1.1/1196/21	Approved	2/27/2023
Porvenir Norte 3 Waste Rock Dump	Land use change permit	SG/130.2.2./1402/22	Approved	5/24/2023
Porvenir Norte 3 Waste Rock Dump	Environmental Impact Assessment	SG/130.2.1.1/1366/21	Approved	5/8/2030
Porvenir Norte 4 Waste Rock Dump	Environmental Impact Assessment	SG/130.2.1.1/1804/21	Approved	12/14/2029
Porvenir Norte 4 Waste Rock Dump	Land use change permit	SG/130.2.2/1092/22	Approved	3/31/2023
Portal Level 6	Environmental Impact Assessment	SG/130.2.1.1/1960	Approved	Executed, mine closure
Optic fiber system	Environmental Impact Assessment	SG/130.2.1.1/2572/19	Approved	Executed, mine closure
Training office	Environmental Impact Assessment	SG/130.2.1.1/0755/21	Approved	Executed, mine closure
New camping site	Environmental Impact Assessment	SG/130.2.1.1/0754/21	Approved	Executed, mine closure
Sanitary Filter	Environmental Impact Assessment	SG/130.2.1.1/0007/21	Approved	Executed, mine closure
Mobile Camp	Environmental Impact Assessment	SG/130.2.1.1/0008/21	Approved	Executed, mine closure
Telecomunications line	Environmental Impact Assessment	SG/130.2.1.1/0937/21	Approved	Executed, mine closure
Telecommunication antennas 1	Environmental Impact Assessment	SG/130.2.1.1/0965/21	Approved	Executed, mine closure
telecommunication antennas 2	Environmental Impact Assessment	SG/130.2.1.1/1463/21	Approved	Executed, mine closure

20.4 Social and Community Impact

Nearby communities are always important stakeholders for EDR, and as such, EDR gives special attention to their concerns as well as requests for support.  A good neighbor and open-door policy characterizes the relations with the eleven communities near the area of operations.  A company representative frequently interacts with the local authorities.

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According to the 2010 population and housing census, the inhabitants in the Guanacevi Municipality were 10,149 but more recently, 2020, the updated census recorded the Municipality with a population of 9,869 a reduction of 2.8% in total.

The Community Engagement System provides clear procedures including:

• Managing our impacts

• Promoting development through community investment and partnerships

• Building trust with our neighbours through ongoing and open communication

• Following-up on commitments

EDR has established a Grievance Mechanism to ensure local communities can provide feedback. This mechanism is objective, accessible, and transparent, and is aligned with International Finance Corporation standards and the United Nations Guiding Principles on Business and Human Rights.

Since 2014 has received the annual distinction of "Empresa Socialmente Responsable" (Socially Responsible Company), from the Mexican Center for Philanthropy (CEMEFI).

EDR has a Community Investment policy focusing on community development for key areas including:

  Education (including scholarships, school facilities, teaching material)
  Employability (including trade workshops, material to start small businesses, assessment to establish small businesses)
  In collaboration with the government, community or indigenous group, EDR provides support including:
    Health and Infrastructure for public services (such as drinking water, sewage sanitation, waste management, street lighting, road maintenance, recreational spaces, police or fireman services).
    Cultural or community events that promote traditions and community integration .

Since 2020, COVID 19 pandemic has been difficult for isolated rural communities including Guanaceví. Many identified shorter term (emergency) community needs centered around implementing COVID 19 protocols and enabling the community to stay safe by COVID 19 preventive measure or medical care for those affected. Some initiatives of EDR in the local community included:

  "Silver Tablet" Program, which provided remoted learning access for 200 primary and secondary school children who are studying in the surrounding communities.
  Community scholarship program 2020-2021 to support children that may not have the financial means to continue education.
  Skill workshops for developing skills and abilities for job diversification.

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  Loaning an ambulance equipped in trauma for transfers.
  Covid-19 prevention kits especially for the vulnerable population to provide the necessary supplies mitigate the effects and spread
  Supports for religious festivals to promote active participation of the community traditions and culture lled.
  Collaboration with municipal health centers for comprehensive care; supporting various sectors with supplies such as gel, face masks, sanitizer, sanitizing machines, oxygen tanks, thermometers.

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21. CAPITAL AND OPERATING COSTS

21.1 Capital Costs

In 2021, EDR's Guanaceví Project consisted of a modest size underground mining operation with a processing capacity of 1,200 tonnes per day. The 2021 actual and 2022 planned capital costs for the Guanaceví Project are summarized in Table 21-1. For 2022, EDR has budgeted US $10.3 million for capital projects at Guanaceví.

The 2022 budget includes all planned capital expenditure for Guanaceví except for regional exploration. An additional US $2.0 million is planned on exploration drilling at Guanaceví.

Table 21-1  Capital Costs for the Guanaceví Mine

Description	Actual 2021 Costs (US$)	Planned 2022 Costs (US$)
Mine Development	12,264,094	10,304,537
Mine Equipment	5,656,557	3,423,000
Process Plant	2,247,134	4,834,200
Vehicles	361,505	418,000
Office and IT	352,229	313,100
Buildings	1,082,528	1,109,449
Total	21,964,047	20,402,106

21.2 Operating Costs

The cash operating cost of silver produced at the Guanaceví mines project in fiscal year 2021 was $12.12 per oz, compared to $10.44 in 2020.  Cash operating cost per ounce of silver is calculated net of gold credits and royalties.  On a per tonne of ore processed basis at the Guanaceví mines, the cash operating costs in 2021 averaged US $118.43 per tonne, compared to US $102.31 in 2020.

Table 21-2 summarizes operating cost by department before adjustment for finished goods.  The planned estimated cost per ton of ore mined for 2022 is also presented in Table 21-2.

Table 21-2  Operating Costs for the Guanaceví Mine

Department	Actual 2019 (US$/t)	Actual 2020 (US$/t)	Actual 2021 (US$/t)	Planned 2022 (US$/t)
Mining	80.41	51.96	57.94	48.73
Processing	29.66	32.88	37.24	37.24
G&A	17.04	17.47	27.00	26.56
Total	127.11	102.31	118.43	112.53

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22. ECONOMIC ANALYSIS

EDR is a producing issuer as defined by NI 43‐101. An economic analysis has been excluded from this technical report as the Guanaceví mine is currently in production and this technical report does not include a material expansion of current production.

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23. ADJACENT PROPERTIES

The Guanaceví Project is located within the Guanaceví mining district, which hosts a number of historically productive mines and in which mining has been carried out for more than 450 years. While a majority of the past producers in the district are located on quartz veins similar or related to those located on the mine property, there are no immediately adjacent properties which might materially affect the interpretation or evaluation of the mineralization or exploration targets of the Guanaceví Project.

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24. OTHER RELEVANT DATA AND INFORMATION

This report summarizes all data and information material to the Guanaceví Project as of November 5, 2022 and mineral resources and mineral reserves as of May 31, 2022. The QPs are not aware of any other relevant technical or other data or information that might materially impact the interpretations and conclusions presented herein, nor of any additional information necessary to make the report more understandable or not misleading.

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Guanaceví Project	Interpretation and Conclusions

25. INTERPRETATION AND CONCLUSIONS

EDR's Guanaceví Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine.

Since EDR took control of the Guanaceví mines Property, new mining areas have enabled EDR to increase production by providing additional sources of mill feed.  EDR's operation management teams continue to search for improvements in efficiency, lowering costs and researching and applying low-cost mining techniques.

25.1 May 31, 2022 Mineral Resource Estimate

Overall, the mineral resources estimated by Mr. Schwering compared very well to those estimated internally by EDR. In total, both tonnes and silver equivalent metal were within 5% of each other.  Mr. Schwering note's two risks associated with the mineral resource statement presented in this technical report with the effective date of November 5, 2022.

First, mineral resources calculated using vertical longitudinal projection ("VLP") and 2D polygonal methods are riskier than those calculated using modern 3D block modeling techniques. Mr. Schwering classified all mineral resources calculated with this method as Inferred to reflect the assessment of their risk. Currently mineral resources from VLP methodologies constitute approximately 25% of Inferred tonnes and 33% of Inferred silver equivalent metal.

Second, the location of collars from surface drilling in the Milache concession is uncertain. The error was introduced in converting their location from a local mine grid to real world coordinates. The uncertainty in location results in vein intercepts from surface not lining up with the location of the modeled vein and channel sampling. Mr. Schwering reviewed the core from several of these drillholes during his site visit and confirmed the vein intercepts are correctly logged and identified. Unfortunately, the location of these collars could not be immediately identified in the field. These samples were included into the mineral resource estimate by expanding the search ellipse in the Z (thickness) direction. Mr. Schwering notes that where these differences in location are most pronounced, the mineral resources are mined out. The Milache concession constitutes less than 10% of tonnes and silver equivalent ounces in both Measured and Indicated, and Inferred classifications.

Of the 20 gold and silver estimates, 19 had a difference in the mean within +/- 6% between the OK and NN interpolants. Only one estimate (Au in SHW1) had an OK and NN difference in the mean exceeding +/- 6%. In that case, the difference in grade was low (0.03 g/t Au). Additionally, the statistical comparison shows the OK gold interpolant in SCV1 resulted in blocks being assigned negative grades. Negative grades are usually the result of very low and very high-grade composites being in close proximity to one another resulting in an overall negative weight being assigned to the block. While effort was made to reduce or eliminate negative blocks from the estimate, the final tally of negative blocks in SCV1 is 57. Comparing these negative blocks to the NN interpolant suggest these blocks are lower gold grade material and do not materially impact the mineral resource estimate.

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25.2  May 31, 2022 Mineral Reserve Estimate

The mineral reserves for the Guanaceví mine as of May 31, 2022, are summarized in Table 25-1. The reserves are exclusive of the mineral resources.

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Table 25-1 Mineral Reserve Estimate, Effective Date May 31, 2022

				Average Value			Material Content
Classification	Vein	Dilution	Mass	AgEq	Silver	Gold	AgEq	Silver	Gold
		%	kt	g/t	g/t	g/t	thousand t. oz	thousand t. oz	thousand t. oz
Proven	Alondra	35	0.1	578	469	1.36	2	2	0.005
	El Curso	35	88.9	808	681	1.60	2,311	1,946	4.6
	Milache	40	15.7	316	264	0.65	160	133	0.3
	Milache HW	40	21.5	460	375	1.06	318	260	0.7
	Santa Cruz Sur	35	21.8	448	368	1.00	314	258	0.7
	Stockpiles	0	14.7	605	515	1.13	286	243	0.5
Total Proven			162.7	648	543	1.31	3,390	2,841	6.9
Probable	Alondra	35	251.2	441	367	0.93	3,565	2,965	7.5
	El Curso	35	608.5	659	555	1.30	12,891	10,858	25.4
	Milache	40	28.0	388	327	0.76	349	294	0.7
	Milache HW	40	44.2	366	305	0.76	520	433	1.1
	Santa Cruz Sur	35	164.8	426	358	0.85	2,255	1,895	4.5
Total Probable		Variable	1,096.7	555	466	1.11	19,579	16,445	39
Proven + Probable		Variable	1,259.4	567	476	1.14	22,969	19,287	46.0

Cutoff Grades:  219 g/t AgEq for Milache; 212 g/t AgEq for Santa Cruz Sur and 252 g/t AgEq for El Curso and El Porvenir including the royalties payable.

1. Minimum Mining Width:  0.8m.

2. External Dilution Long Hole:  35%

3. Silver Equivalent:  79.6:1 silver to gold

4. Gold Price:  US $1,735/oz.

5. Silver Price:  US $21.80/oz.

6. Gold Recovery:  91.0%

7. Silver Recovery:  86.4%

8. External Dilution Long Hole:  35% (Milache 40%)

9. Mineral resources are estimated exclusive of and in addition to mineral reserves.

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10. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

25.3 Conclusions

The mine staff possess considerable experience and knowledge regarding the nature of the orebodies in and around the Guanaceví Property. Mine planning and operations need to continue to assure that the rate of waste development is sufficient to maintain the production rates included in the mine plan.

A major change in ore metallurgy during the life of the current reserves is very unlikely, as nearly all the ore to be mined will come from veins with historic, recent, or current production.

Areas of uncertainty that may materially impact the Mineral Resources and Reserves and subsequent mine life presented in this report include the following:

• Mining assumptions

• Dilution assumptions

• Exchange rates

• Changes in taxation or royalties

• Variations in commodity price

• Metallurgical recovery

• Processing assumptions

The QPs consider the Guanaceví resource and reserve estimates presented here to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014.  These resources and reserves form the basis for EDR's ongoing mining operations at the Guanaceví Mines Project.

The QPs are unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Guanaceví Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources.  There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QPs considers that the mineral concessions in the Guanaceví mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

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Guanaceví Project	Recommendations

26. RECOMMENDATIONS

Outside of the currently known reserve/resource areas, the mineral exploration potential for the Guanaceví mines is very good. Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage. The concession areas contain many veins and the QP considers there to be reasonable potential of discovering new veins and splays besides those that are currently mapped.

An exploration budget has been developed for 2022 and discussed in the following section.

26.1 Exploration Program

Exploration budgets for Guanaceví are approved for 11,000 meters of both surface and underground drilling in 2022 in addition to 125 meters of development crosscuts. Table 26-1 summarizes the planned 2022 exploration budget for Guanaceví.

In 2022, underground drilling will be carried out with the objective to continue defining the mineralized body (Santa Cruz vein) in the El Curso property, between the Porvenir 4 and Milache mines.

Surface drilling during 2022 will be focused on determine the continuity of the northwest extension of the Porvenir Dos orebody (over the Santa Cruz vein), within the Alondra property.

Table 26-1  Guanaceví 2022 Exploration Budget

Project Area	2022 Program		Budget
	Metres	Development	US $
Surface & Underground Exploration Drilling
El Curso - Alondra	11,000		1,650,000
Development (CrossCut)		125	150,000
Subtotal	11,000	125	1,800,000

Total	11,000	125	1,800,000

26.2  Geology, Block Modeling, Mineral Resources and Reserves

Mr. Schwering recommends the following to improve the mineral resource estimate:

• The locations of the surface drilling be confirmed and corrected

• All resources from 2D polygons should be converted to 3D block models.

• A more detailed study of capping in the El Curso concession of the Santa Cruz vein be conducted. Review of the high-grade tail shows the location of these samples form a linear trend and may represent a high-grade mineralized shoot rather than statistical outliers.

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Although the reconciliations conducted by EDR show good comparisons on planned values versus actual values, the reconciliation process should be improved to include the estimated tonnes and grade from the resource models.  By comparing the LOM plan monthly to the plant production, the actual physical location of the material mined may be different in the plan versus the actual area that was mined.  Due to the many faces that are mined during a day this can only be completed on an average monthly basis to account for the blending of this material at the mill.  The monthly surveyed as mined areas should be created and saved on a monthly basis for reporting the modeled tonnes for each month. The model predicted results versus actuals can then be used to determine if dilution factors need to be adjusted or perhaps the resource modeling parameters may require adjustment if there are large variances.  On a yearly basis, the mill production should be reconciled to the final doré shipments and resulting adjustment factors should be explained and reported.

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Guanaceví Project	References

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Munroe, M.J. (2014). NI 43-101 Technical Report Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico, 216 p.

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